Follow-Up Materials

06012944

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Jiangsu Expressway Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 0 2 2006
THOMSON
FINANCIAL

FILE NO. 82- 34677 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 5/1/06

Jiangsu Expressway Company Limited

82-34677

2005
Annual Report

AR/S
12-31-05



RECEIVED
2006 MAY -1 A 8:38
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Maintain

The completion of the Shanghai-Nanjing Expressway expansion project marks a new beginning for the Group's business operation, which represents the "second venture" requiring renewed dedication and passion of the management and the entire staff. Through an innovative management philosophy, an enhanced risk control awareness and improved service skills and quality, the Group will build a positive public image and pay back the society with first-grade services and to the shareholders with excellent operating results. The Group intends to achieve long-term, stable development and maintain its leadership position in the sector.



IMPORTANT

The board of directors (the "Board"), the supervisory committee and the directors, supervisors and senior management of Jiangsu Expressway Company Limited (the "Company") confirm that there are no false representations or misleading statements contained in or material omissions from this report; and jointly and severally accept responsibility for the authenticity, accuracy and completeness of the content of this report.

Leadership



Company **Profile**



Jiangsu Expressway Company Limited (the "Company") was incorporated as a joint stock limited company on 1st August 1992 in Jiangsu Province of the People's Republic of China (the "PRC "). The current registered capital amounts to RMB5.038 billion.

The Company is principally engaged in the investment, construction, operation and management of the Jiangsu Section of Shanghai-Nanjing Expressway ("Shanghai-Nanjing Expressway") and other toll highways within Jiangsu Province owned or invested by the Group. It also develops passenger transport and other ancillary services along these highways (including refueling, catering, retailing, car repair, advertising and accommodation, and etc.).

The Company is the only listed company in Jiangsu Province's transport and infrastructural industry. On 27th June 1997, the Company issued 1,222,000,000 H shares which were listed on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange"). On 16th January 2001, the Company issued 150,000,000 A shares which were listed on the Shanghai Stock Exchange ("Shanghai Stock Exchange"). The Company established Sponsored Level I American Depositary Receipt Programme ("ADR") which became effective on 23rd December 2002, trading in the over-the-counter market in the United States of America. As at 31st December 2005, the total share capital of the Company was 5,037,747,500 shares.

Apart from Shanghai-Nanjing Expressway, the Company also owns the entire or partial interests of other toll roads and bridges located in Jiangsu Province, including the Jiangsu Section of Nanjing-Shanghai Class 2 Highway, Xicheng Expressway, Guangjing Expressway, the Nanjing Section of Nanjing-Lianyungang Highway, Jiangyin Yangtze Bridge and Sujiahang Expressway. As at 31st December 2005, the highway miles managed by the Company exceeded 700km, with total assets amounting to RMB27.22 billion. The Company is one of the PRC's largest listed companies in toll road industry in terms of total assets managed.

The Company's operations are located in one of the most energetic economic regions in the PRC – Yangtze River Delta. The roads and bridges owned or invested by the Company are major road transportation corridors linking east-to-west and south-to-north in Jiangsu Province. The active economy results in busy transportation. The Jiangsu Section of Nanjing-Shanghai Highway, the Company's core asset, connects six major cities, including Shanghai, Suzhou, Wuxi, Changzhou, Zhenjiang and Nanjing, and has become one of the busiest highways in the PRC.

The Company, Jiangsu Guangjing Xicheng Expressway Co., Ltd. ("Guangjing Xicheng"), Jiangsu Ninghu Investment Development Co., Ltd. ("Investment Co.") and Jiangsu Sundian Engineering Co., Ltd. ("Jiangsu Sundian") are collectively referred to as the "Group ".

Asset Structure of the Group


Holders of H Shares (24.25%)
Holders of A Shares (2.98%)
Jiangsu Communications Holdings Company Ltd. (55.22%)
State-owned legal person shares (11.90%)
Social legal person shares (5.65%)
Jiangsu Expressway Company Limited
Jiangsu Section of Shanghai-Nanjing Expressway (100%)
Jiangsu Section of Nanjing-Shanghai Class 2 Highway (100%)
Nanjing Section of Nanjing-Lianyungang Highway (100%)
Jiangsu Ninghu Investment Development Co., Ltd. (95%)
Jiangsu Guangjing Xicheng Expressway Co., Ltd. (85%)
Jiangsu Sundian Engineering Co., Ltd. (70%)

Financial **Highlights**



Year 2005's financial report prepared by the Company in accordance with the PRC Accounting Standards for Business Enterprises (the "PRC Accounting Standards") and accounting principles generally accepted in Hong Kong ("HKGAAP") was audited by Deloitte Touche Tohmatsu Certified Public Accountants Limited and Deloitte Touche Tohmatsu, whose audited report expressed an unqualified opinion on the financial statements.

According to the PRC Accounting Standards, the financial highlights of the Group as at 31st December 2005 are as follows:

Item	Unit: RMB'000
Operating revenue (including revenue and other income)	2,232,679
Gross profit	944,436
Net Profit	696,456
Net profit after non-recurring profit/loss	706,513
Profit from principal operations	1,180,227
Other operating income	6,967
Profit from operations	829,238
Investment income	128,945
Subsidy income	800
Non-operating income/expenses, net	(14,547)
Net cash flow from operating activities	1,285,000
Net increase in cash and cash equivalents	549,283

According to the HKGAAP, the financial highlights of the Group as at 31st December 2005 are as follows:

Item	Unit: RMB'000
Revenue, net	2,110,981
Gross profit	990,608
Profit attributable to equity holders of the Company	668,028
Profit before taxation	990,608
Net cash flow from operating activities	868,637
Net increase in cash and cash equivalents	549,284

Differences between the PRC Accounting Standards and HKGAAP:

The differences between the statutory financial statements of the Group prepared in accordance with the PRC Accounting Standards and the financial statements of the Group prepared in accordance with HKGAAP are summarized as follows:

Unit: RMB'000

	Net Profit		Net Asset	
	2005	2004 (Restated)	As at 31st December 2005	As at 31st December 2004 (Restated)
As reported in PRC Accounting Standards	696,456	826,725	14,632,560	14,666,085
HKGAAP adjustments:				
— Valuation, depreciation and amortization of fixed assets	33,684	62,933	(1,447,578)	(1,481,262)
— Deferred taxation	(74,601)	82,225	7,983	82,584
— Non-amortization of goodwill of associates	12,516	—	12,516	—
— Release of negative goodwill of associates	(519)	—	2,336	—
— Others	492	7,508	—	—
As reported in this financial statements prepared in accordance with HKGAAP	668,028	979,391	13,207,817	13,267,407

Non-recurring profit/loss comprises the following:

Unit: RMB'000

Item	2005
Loss on disposal of fixed assets	(13,386)
Profit from disposal of long-term equity investment	2,623
Government grants	800
Gain from short-term investments	2,707
Other operating income and expenses	(1,161)
Effects of income tax	(1,640)
Total	(10,057)

Financial Highlights



Principal accounting data and financial indicators of the Group under the PRC Accounting Standards for the past five years:

Unit: RMB'000

Item	2005	2004	2003	2002	2001
Revenue	2,194,736	3,060,081	2,731,760	2,314,373	1,861,861
Net profit	696,456	826,725	950,531	816,833	780,864
Total assets	27,223,147	20,638,701	16,732,357	15,081,793	14,914,400
Total liabilities	12,173,679	5,559,152	1,769,782	417,181	670,109
Shareholders' equity (excluding minority interests)	14,632,560	14,666,085	14,562,325	14,268,109	14,112,946
Earnings per share (RMB)	0.138	0.164	0.189	0.162	0.16
Net assets per share (RMB)	2.90	2.91	2.89	2.83	2.80
Adjusted net assets per share (RMB)	2.90	2.91	2.89	2.83	2.80
Net cash flow per share from operating activities (RMB)	0.26	0.33	0.29	0.26	0.22
Return on net assets	4.76%	5.64%	6.53%	5.72%	5.53%
Weighted average return on net assets	4.80%	5.66%	6.59%	5.75%	5.59%

Principal accounting data and financial indicators of the Group under the HKGAAP for the past five years:

Unit: RMB'000

Item	2005	2004 (Restated)	2003 (Restated)	2002 (Restated)	2001 (Restated)
Revenue, net	2,110,981	2,951,996	2,675,814	2,272,515	1,829,552
Profit attributable to equity holders of the Company	668,028	979,391	990,281	834,035	816,504
Total assets	25,798,403	19,240,021	15,218,027	13,520,963	13,309,948
Total liabilities	12,173,678	5,559,150	1,799,288	441,344	452,305
Shareholders' equity	13,207,817	13,267,407	13,018,489	12,683,115	12,478,798
Earnings per share (RMB)	0.133	0.194	0.200	0.166	0.162
Net assets per share (RMB)	2.62	2.63	2.58	2.52	2.48
Adjusted net assets per share (RMB)	2.62	2.63	2.58	2.52	2.48
Net cash flow from operating activities	868,637	1,502,916	1,449,273	1,308,827	1,105,142
Return on net assets	5.06%	7.38%	7.61%	6.58%	6.54%



Five-Year Financial Highlights of the Group (in accordance with HKGAAP)


Unit: RMB '000
Net Revenue
3.000.000
2.500.000
2.000.000
1.500.000
1.000.000
500.000
0
1,829,552
2,272,515
2,675,814
2,951,996
2,110,981
2001
2002
2003
2004
2005
Restated


Unit: RMB'000
Net Profit
1.000.000
800.000
600.000
400.000
200.000
0
816,504
834,035
990,281
979,391
663,028
2001
2002
2003
2004
2005
Restated


Unit: RMB
Earnings per Share
0.20
0.15
0.10
0.05
0.00
0.162
0.166
0.200
0.194
0.133
2001
2002
2003
2004
2005
Restated


Unit: RMB
Net Assets per Share
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2.48
2.52
2.58
2.63
2.62
2001
2002
2003
2004
2005
Restated



Financial Highlights

Change of shareholders' equity in accordance with the PRC Accounting Standards during the reporting period:

Unit: RMB

Item	At the beginning of period	Increase for the period	Decrease for the period	At the end of period	Reasons for changes
Share capital	5,037,747,500	—	—	5,037,747,500	—
Capital reserve	7,488,194,416	492,268	—	7,488,686,684	Transfer of the accured long-term balance payment for the project of Jiangsu Yangtze Bridge Co., Ltd., an associates
Surplus reserve	925,544,505	132,886,794	—	1,058,431,299	Appropriation of 15% of the profit after tax as statutory required
Of which: public welfare fund	308,514,834	44,295,598	—	352,810,432	Appropriation of 10% of the profit after tax as statutory required
Unappropriated profits	484,125,200	563,569,226	730,473,388	317,221,038	Operating results and dividend distribution for the year
Dividend distributed pursuant to a resolution passed after the date of the balance sheet	730,473,388	730,473,388	730,473,388	730,473,388	Amount at the beginning of period was dividend for 2004; amount at the end of the period was dividend for the financial year
Shareholders' equity	14,666,085,009	1,427,421,676	1,460,946,776	14,632,559,909	—

Profit statement schedule in accordance with the PRC Accounting Standards:

Unit: RMB

	Return on net assets		Earnings per share	
Profit for the reporting period	Fully diluted	Weighted average	Fully diluted	Weighted average
Profit from principal operations	8.07%	8.14%	0.2343	0.2343
Operating profit	5.67%	5.72%	0.1646	0.1646
Net profit	4.76%	4.80%	0.1382	0.1382
Net profit after non-recurring profit/loss	4.83%	4.87%	0.1402	0.1402



Major Events **in 2005**

January

- Pursuant to the notices issued by the Ministry of Communications, the National Development and Reform Commission and the People's Government of Jiangsu Province, adjustments were made to the toll rates of highway vehicles with effect from 10th January 2005. The new toll rates became effective in respect of all open-end toll roads from 20th January 2005. Pursuant to the adjustments, vehicle classification was changed from six categories to five categories; changes were also made in the specifications of vehicle classification; toll rate by weight was adjusted from RMB0.09-0.05/ton-km to RMB0.09-0.04/ton-km.

March

- The 10th meeting of the fourth session of the Board announced the 2004 annual results.
- Management of the Company conducted the annual results roadshow in Hong Kong.

April

- The 11th meeting of the fourth session of the Board announced the first quarterly results of 2005.

May

- The Company convened the 2004 annual general meeting to consider and approve various matters.

June

- The State has adjusted the policy of business tax on the toll income of toll road operations with effect from 1st June 2005. The business tax rate on the toll income from highway vehicles was reduced from 5% to 3%.
- The Company distributed the 2004 final dividends.
- The Company merged the Nanjing management office and the Zhengjiang management office into the Nanjing Zhengjiang management office with an aim to further optimize resource allocation and rationalize management.

July

- The road surface works for the Nanjing-to-Shanghai 4-lane road of the Shanghai-Nanjing Expressway was completed and opened to traffic on 1st July.
- The Company convened the 12th meeting of the fourth session of the Board to consider and approve on the issue of short-term commercial papers.

August

- The Company convened the 13th meeting of the fourth session of the Board to announce the 2005 interim results. Management of the Company conducted the interim results roadshow in Hong Kong.
- The Company decided to transfer its 35.71% equity interest in China Transportation HEAD New Technology (Shanghai) Co., Ltd. by way of listing.

September

- The Company approved the issue of RMB4 billion short-term commercial papers at the 2005 first extraordinary meeting. The first batch of RMB2 billion was issued on 23rd September and the second batch of RMB2 billion was issued on 7th November.

October

- As from 1st October, the 8-lane road along the whole 132-km section between Nanjing and the Henglin intersection (in Changzhou) has been opened to traffic, including trucks. Except for the Yangchenghu service area, the rest of the five service areas have resumed normal operation.
- The Company was named "Civilized Organization Nationwide" by the Central Civilization Commission (中央文明委), the only company among highway organizations in Jiangsu Province which receives such an award.

November

- The Company implemented the corporate pension scheme with an aim to raise the living standard of retired staff.
- The Company invited overseas investors and analysts as well as financial media from Hong Kong to visit the road and bridge assets of the Company.

December

- The project of expanding the Shanghai-Nanjing Section of G312 into a 4-lane Class 1 Highway was completed and fully opened to traffic.
- The Company held a press conference announcing that the 8-lane two-way Jiangsu Expressway would be fully opened to road-users and traffic control on trucks would also been relieved on 1st January 2006. Normal operation was resumed.



REPORT OF THE DIRECTORS

The expansion project achieved Strategic accomplishments, Various operations were run smoothly.



Year 2006 is a year of opportunities for the Company. During the "Eleventh Five-year Plan" period, economic development of the Yangtze River Delta region will continue. With the early opening of the 8-lane Shanghai-Nanjing Expressway, the core competitiveness of the Group's principal assets has been enhanced. The expressway's daily design capacity of 110,000 vehicles will provide room for continued traffic growth. A solid platform has thus been provided for elevating the Company's operational management performance

Report of **the Directors**



(I) Chairman's Statement



To the Shareholders:

In 2005, the management of the Company aggressively pushed ahead with the expansion project and the operational management enhancement of Shanghai-Nanjing Expressway. The expansion project of Shanghai-Nanjing Expressway progressed rapidly but orderly in stages, while road management and internal management of the Company were strengthened. The Company's management made rational decisions, continued to innovate management mechanisms, improved the way of work, and overcame numerous disruptions that the expansion works made to the usual road operations. On the basis of ensuring safe and smooth traffic on the road and smooth implementation of the works, the Company endeavoured to minimize the impact of the expansion works upon the Company's operating revenues and profits, and to assure a return for shareholders. The Company's various operations were run smoothly in 2005, with its internal management obtaining notable results and the expansion project achieving strategic accomplishments.

Results and Dividend Distribution

In 2005, the Group realized an operating revenue (including revenue and other income) of approximately RMB2,232,679,000, a drop of approximately 28.09% over the corresponding period of the previous year. Under the PRC Accounting Standards, net profit realized was approximately RMB 696,456,000 and earnings per share was approximately RMB 0.138, a decrease of approximately 15.76% over the corresponding period of the previous year. Under the HKGAAP, net profit realized was approximately RMB668,028,000 and earnings per share was approximately RMB0.133, a decrease of approximately 31.79% over the corresponding period of the previous year. The negative impact of the expansion project on the Group's business and operating results materialized the most in the current year. Nevertheless, the management was still commendable for having achieved such results under various operational and management pressures.

In 2005, the Company maintained a high-ratio and stable dividend payout policy, and was dedicated to bringing good return to its shareholders. The Board recommended the distribution of a final dividend of RMB0.145 per share for 2005, which will be tabled for consideration and approval at the 2005 general meeting.



2005 Review

In 2005, the expansion project progressed rapidly. Subsequent to the attainment of two milestone steps, namely the opening of the Nanjing-to-Shanghai 4-lane road on 1st July and the Nanjing-Changzhou 8-lane road on 1st October, the whole 8-lane expressway was completed by the end of 2005 and was fully opened for truck traffic on 1st January 2006. The project was completed one year ahead of schedule, breaking the record among PRC's expressway construction projects. The project was also recognized by experts as having achieved construction quality that puts it "a pioneer domestically, an advanced player internationally".

The expansion of Shanghai-Nanjing Expressway was a strategic move of the Company for its development as well as a necessity for the regional economic development. During the two years of expansion works, the Company and the road administration authorities have ensured smooth traffic on Shanghai-Nanjing Expressway by appropriate and efficient traffic arrangements and on-site management, providing unmeasurable social-macro benefits to the regional economic development. As such, the Company has not only maximized its own profitability, but has also contributed greatly to the community.

In 2005, the Company has also made headway in its internal management and has further enhanced its basic management. The formulation and tracking of various work plans by the management were strengthened. The Company's project management, assets management, cost control, human resources reforms and standardization of operations as a whole proceeded steadily. The quality, health and international safety standardization systems established by the Company were upgraded during the year to further regulate the flow of operations, to strengthen the self-improvement ability of the Company's management system, and to futher integrate with the daily operational management.



Meanwhile, the Company strived to enhance profitability and prioritized revenue-raising and cost-cutting measures as the primary goals of the operational management. It was also committed to cutting down the closure duration of toll stations caused by construction in progress so as to reduce loss of toll revenue. Control over operating costs was further strengthened with a full-scale implementation of budget planning to keep check of expenses at an expected level. To reduce finance costs, the Company capitalized on a favorable market opportunity and became the first among the PRC's expressway operators to issue RMB4 billion short-term commercial papers. It also made appropriate arrangements for its loan portfolio to capture the benefit of interest spread. This series of financial initiatives has enabled the Company to reduce financial costs by nearly RMB100 million.



The Company committed great efforts to reform its human resource and remuneration framework through rationalizing the management and salary structures. Under the revised framework, capable staff were allowed to demonstrate their abilities and gain better prospects, so as to stimulate the staff's dynamism and to enhance the overall competitiveness of the Company. The new remuneration framework has better reflected the relationships between staff salaries and their workload, value of their positions and work performance.

The Company is dedicated to enhancing its transparency and improving its communication with investors through pro-active investor relations initiatives. During the year, in addition to organizing roadshows on results announcements and attending a number of major investor forums, the Company also invited overseas investors and analysts and Hong Kong financial reporters to visit its road assets. These visits enhanced the investors' understanding of, and trust in, the Company's operations as well as their confidence in the future growth of the Company, thereby promoting market recognition and support of the Company.

Outlook and Strategies

Year 2006 is a year of opportunities for the Company. During the "Eleventh Five-year Plan" period, economic development of the Yangtze River Delta region will continue. With the early opening of the 8-lane Shanghai-Nanjing Expressway, the core competitiveness of the Group's principal assets has been enhanced. The expressway's daily design capacity of 110,000 vehicles will provide room for continued traffic growth. A solid platform has thus been provided for elevating the Company's operational management performance and operating results, fully preparing the Company for the "second venture".

Year 2006 is also a year of challenges for the Company. The operation of the 8-lane expressway will pose greater challenges than before as to traffic control, road maintenance, safety management and cost control. High expectations from the public for the new Shanghai-Nanjing Expressway will trigger higher demand for the Company's service quality and responsiveness. The potential competition and diversion effects due to an expanded road network, as well as the fact that road users have yet to change their driving habit, imply that a traffic rebound on Shanghai-Nanjing Expressway may take some time. Additionally, the substantial increase in depreciation of assets and in financial costs will also make a rapid growth of operating results of the Company rather difficult in the short-run.

In view of the above, the primary mission of the Group in 2006 is to expedite the completion of remaining ancillary projects to ensure that all projects will be ready for delivery and inspection before June. The strategic focus can then be swiftly shifted from construction to operational management, the Group will pay attention to tightening traffic control and safety management and to enhancing responsiveness and service quality. Through exploration and practice, a comprehensive 8-lane expressway operational management system will be gradually established, enabling the Group to elevate its business to a new level.



The completion of the construction projects will mark a new beginning for the Group's business operation, which represents the "second venture" requiring renewed dedication and passion of the management and the entire staff. Through an innovative management philosophy, an enhanced risk control awareness and improved service skills and quality, the Group will build a positive public image, pay back the society with first-grade services and to the shareholders with excellent operating results. The Group intends to achieve long-term, stable development and maintain its leadership position in the sector.



With respect to the share reform scheme in progress, the Company will devote pro-active mediation efforts to enhance communication between holders of non-circulating shares and A shares, so as to create the best outcome of a win-win situation. In addition, aggressive initiatives will be adopted by the Company to improve and enhance investor relations during the coming year. It is the Company's objective that the potential and actual value of its business be fully reflected in the market.

Year 2006 also marks the first year for the "second venture" of the Company and the 10th anniversary of the Company's operations. Over the past decade, the Company has accumulated a wealth of experience in operational management and market operations, which will facilitate the Company in its pursuit of excellence and greater achievements.

During the two years of the expansion project, investors have joined hands with the Company sharing the difficult time in setting up a "new business". In the future, we will be devoted to regaining strong operating results, so that we will share the fruit of our renewed business operation with our investors.

By Order of the Board

Shen Chang Quan
Chairman

7th April 2006



(II) 2005 Profit Distribution Scheme

1. 2005 Profit Performance

In accordance with the PRC Accounting Standards

Item	RMB'000
Gross profit	944,436
Less: Profit tax	215,126
Minority interests	32,854
Net profit	696,456
Add: Retained earnings at the beginning of the year	484,125
Profits available for distribution	1,180,581
Less: Appropriations of statutory surplus reserve funds	88,591
Appropriations of public welfare funds	44,296
Profits attributable to shareholders	1,047,694
Less: Post balance sheet date appropriated cash dividends	730,473
Unappropriated profits	317,221
Earnings per share (RMB)	0.138

In accordance with HKGAAP

Item	RMB'000
Profit before taxation	990,608
Less: Taxation	289,726
Profit attributable to minority interests	32,854
Profit attributable to equity holders of the Company	668,028
Profit appropriations	
Statutory surplus reserve funds	88,591
Statutory public welfare funds	44,296
Profit available for distribution to shareholders for the year	535,141
Retained earnings brought forward (Restated)	1,576,517
Less: Dividends for 2004	730,473
Retained earnings carried forward	1,381,185
Proposed dividends for 2005	730,473
Earnings per share (RMB)	0.133

2. 2005 Profit Distribution Scheme of the Company Proposed by the Board:

Pursuant to relevant provisions of the Ministry of Finance and the articles of association of the Company, in the event that the profit of the Company calculated in accordance with the PRC Accounting Standards is different from that as calculated in accordance with HKGAAP, the lower will be adopted. Based on the total share capital of the Company of 5,037,747,500 shares, the Board proposes to pay a final dividend of RMB0.145 (tax inclusive) per share to all shareholders.

The aforesaid profit distribution scheme proposed by the Board will be submitted for consideration and approval at the 2005 annual general meeting. The exact date and procedures for the payment of final dividends will be announced separately.

(III) Investments

During the reporting period, the Company continued to invest in the expansion project of the 8-lane road of the Jiangsu Section of Shanghai-Nanjing Expressway and paid for the acquisition of the new toll collection operating right of the Shanghai-Nanjing Section of G312 (formerly was Shanghai-Nanjing Class 2 Highway) pursuant to the agreement. During the year, the Company has contributed RMB3,077 million to the expansion project of Shanghai-Nanjing Expressway and RMB850 million to the Shanghai-Nanjing Section of G312.

The impact of the two projects on the sustainability of the Company's operations and stability of the management was disclosed in detail in the relevant circulars. For details of the progress during the reporting period and their impact upon the operating results and financial situations, please refer to the content in the chapter entitled "Management Discussion and Analysis " in this report.

(IV) Implementation of Resolutions Approved at the General Meetings

During the reporting period, the Board strictly implemented the resolutions approved at the general meetings, fiducially performed their duties and completed the profit distribution for year 2004. The details were as follows:

The 10th meeting of fourth session of the Board considered and approved the 2004 profit distribution scheme of the Company: based on the total share capital of the Company amounted to 5,037,747,500 shares as at the end of 2004, a cash dividend of RMB1.45 (tax inclusive) for every ten shares was proposed to declare to all shareholders. The proposal was considered and approved at the 2004 annual general meeting.

According to the mandate granted to the Board of the Company at the general meeting, the share register closure date for holders of domestic shares was confirmed to be on 2nd June 2005; the ex-dividend date was 3rd June 2005. Dividend distribution for the H Shareholders was calculated in Renminbi and paid in Hong Kong dollars, on the basis of a cash dividend of HK$1.367 for very ten shares. The share register closure date was 18th April 2005 and dividend was declared on 18th May 2005.

Dividends were paid on 10th June 2005. Profit distribution scheme of the previous year were duly implemented.



(V) Meetings of the Board for the Year

The Company has held five meetings to consider and approve various matters during the reporting period. The relevant resolutions of the meetings were published in China Securities Journal, Shanghai Securities News, Hong Kong Economic Times and South China Morning Post. For details, please refer to the newspapers on respective dates or browse websites of Shanghai Stock Exchange (www.sse.com.cn), Hong Kong Stock Exchange (www.hkex.com.hk) and the Company (www.jsexpressway.com). Each meeting is set out as follows:

1. **The 10th Meeting of Fourth Session of the Board**

   The meeting was held on 18th March 2005. The relevant resolutions of the meeting were published in the designated newspapers and websites on 21st March 2005.

2. **The 11th Meeting of Fourth Session of the Board**

   The meeting was held on 22nd April 2005. The relevant resolutions of the meeting were published in the designated newspapers and websites on 25th April 2005.

3. **The 12th Meeting of Fourth Session of the Board**

   The meeting was held on 18th July 2005. The relevant resolutions of the meeting were published in the designated newspapers and websites on 19th July 2005.

4. **The 13th Meeting of Fourth Session of the Board**

   The meeting was held on 19th August 2005. The relevant resolutions of the meeting were published in the designated newspapers and websites on 22nd August 2005.

5. **The 14th Meeting of Fourth Session of the Board**

   The meeting was held on 25th October 2005. The relevant resolutions of the meeting were published in the designated newspapers and websites on 26th October 2005.

(VI) Specific Statement made by Accountants on Appropriation of Funds by Controlling Shareholders and Related Parties

During the reporting period, the Company's auditors have audited the appropriation of funds by the Company's controlling shareholders and other related parties pursuant to requirements under the "Notice to Regularize the Funds Transfer Between the Listed Companies and Related Parties and Certain Issues on External Guarantees Provided by Listed Companies" issued by China Securities Regulatory Commission ("CSRC"). Appropriation of funds by the Company's controlling shareholders and other related parties or by its subsidiaries which are incorporated into the consolidated accounting statements of the Company was not discovered in such audit. The auditors have issued specific statements on this matter.

(VII) The Independent Opinion Given by the Independent Directors in Respect of the Flow of Funds between the Company and Related Parties and Provision of Guarantees to External Parties of Jiangsu Expressway Company Limited

Pursuant to the relevant requirements under the "Notice Concerning the Regulation on the Flow of Funds between Listed Companies and their Related Parties and the Provision of Guarantees by Listed Companies to External Parties" issued by the China Securities Regulatory Commission and State-owned Assets Supervision and Administration Commission under the State Council (Zheng Jian Fa (2003) No. 56), the Company has prepared an investigation statement on the capital appropriations by its related parties and provision of guarantees to external parties as at 31st December 2005 (the "Investigation Statement") attached to this letter.

The independent directors confirm after review that the information set out in the Investigation Statement was consistent with the relevant content in the audit report for year 2005 issued by Deloitte Touche Tohmatsu CPA Ltd. Apart from that, the controlling shareholder and the other related parties did not appropriate funds of the Company. The Company did not provide any guarantee to its controlling shareholder and other related parties.

Chang Yung Tsung, Fang Keng, Yang Xiong Sheng and Fan Chong Lai
Independent Directors
7th April 2006

Committed to Maximizing the Company's Cost efficiency

Management discussion and analysis



The expansion of Shanghai-Nanjing Expressway was a strategic move of the Company for its development as well as a necessity for the regional economic development. During the two years of expansion works, the Company and the road administration authorities have ensured smooth traffic on Shanghai-Nanjing Expressway by appropriate and efficient traffic arrangements and on-site management, providing unmeasurable social-macro benefits to the regional economic development. As such, the Company has not only maximized its own profitability, but has also contributed greatly to the community.



Management Discussion and Analysis



(I) Overview



1. Operating Environment

Continued economic growth

Against the background of a sustained robust growth in China's national economy in 2005, the pace of a fast economic growth did not slow down remarkably despite the macro-economic control measures enforced by the State, as evidenced by an increase of approximately 9.9% in the national GDP for the whole year, up 0.4 percentage point over 2004. Jiangsu's GDP increased by approximately 14.5% over the corresponding period of the previous year, down 0.4 percentage point, and remained at a high level.

Heavy passenger and cargo transportation

With a sustained, speedy growth in the national economy across Jiangsu Province and a remarkable rise in the frequency of travels by local residents as a result of an increase in their personal income and consumption levels, the passenger and cargo transportation in the Province was heading towards a favourable, speedy development trend in 2005. Passenger and cargo transportation volumes increased by approximately 7.6% and 13.3% respectively over the corresponding period of the previous year. Of such increases, passenger and cargo transportation volumes by means of highways increased by approximately 15.5% and 11.2% respectively over the corresponding period of the previous year. Highway transportation remained the principal means of transportation, whereby highway passenger and cargo volumes accounted for approximately 95.34% and 67.72% respectively of the total transportation volumes.

Significant increase in automobile ownership

In 2005, ownership of automobiles, private cars in particular, continued to surge in Jiangsu Province. By the end of 2005, the number of civilian motor vehicles owned by local residents in the Province reached 1,922,500, up approximately 19.3% over 2004. Among this, the number of private car ownership increased by 312,300 to 1,094,300, representing an increase of approximately 39.9% over 2004 and accounting for 56.9% of the total number of civilian motor vehicles.

Acceleration of expressway construction

The construction of expressways in Jiangsu Province is being further accelerated to meet demands generated by economic development and rapid growth in automobile ownership. In 2005, the mileage of expressways increased by 463 km in the Province, with total mileage opened to traffic reaching 2,886 km. To date, the construction of all projects in the first phase of the "Four Longitudinal-Four Latitudinal-Four Cross Sectional" expressway network programme in Jiangsu Province has already commenced and is scheduled for completion by 2008. By 2006, the traffic mileage of expressways across the Province will have reached over 3,200 km. The improving highway network will serve as a sound transportation basis for further rationalizing the traffic volume within the network and for promoting rapid social and economic development in the region.

Revision of toll charging standards

Pursuant to the "Publication of the Notice of Opinion on Lowering Toll Charging Standards" (《印發關於降低車輛通行費標準的意見的通知》) by the Ministry of Communications and the State Development and Reform Committee, "Issue of the Notice Regarding the Tolls of the Transportation Industry's Standard Toll Roads for Various Categories of Vehicles"(《關於發佈交通行業標準收費公路車輛通行費車型分類的通知》) by the Ministry of Communications and "Notice Regarding the Policy for Charging Tolls on Highways Across the Province" (《關於調整全省公路車輛通行費征收政策的通知》) by the Jiangsu Provincial Government, the highway toll standards for various highways and bridges operated by the Company or in which the Company has a controlling stake or an equity investment were revised from 10th January 2005, and the highway toll standards for open toll highways were revised from 20th January 2005.

Vehicle categories were changed from six to five after the revisions had become effective. Vehicle classification standards were also revised. Toll charging standards were revised on the basis of the toll-by-weight standards for trucks effective from 28th December 2003 and the charging standards for passenger vehicles effective from 1st January 2004. The decrease in the revised toll rates for heavy vehicles had a slight adverse impact on the Company's toll revenue.

Revision of business tax rate

Pursuant to the "Notice of Business Tax Policy for Toll Revenues of Highway Operators" (《關於公路經營企業車輛通行費收入營業稅政策的通知》) by the Ministry of Finance and the State Administration of Taxation, the business tax rate for toll revenues from the highways owned by the Group was reduced from 5% to 3% as of 1st June 2005.

2. Summary of Results



In 2005, a positive macro-economic scene and the industry's development trends have continued to bring a favorable external environment for the Company's business operations. However, the Group was still affected by the construction of the expansion project of Shanghai-Nanjing Expressway and the full implementation of traffic diversions for trucks, as well as vehicle re-classifications and revisions of toll charging standards implemented for toll highways across the Province effective January 2005. Despite improved road capacity following the operation of the Nanjing-to-Shanghai 4-lane road on Shanghai-Nanjing Expressway from 1st July and the operation of the 8-lane road section between Nanjing and Henglin Interchange (in Changzhou) from 1st October, the expressway still suffered from a slow rebound in traffic volume, partly due to traffic control measures such as on speed limit. As a result, the Group's operating results for the year were still a decline.

In 2005, the Group realized an operating revenue (operating revenue including revenue and other income) of RMB2,232,679,000, a decrease of 28.09% over the corresponding period of the previous year under PRC Accounting Standards. The Group's net profit under the PRC Accounting Standards was approximately RMB696,456,000 and earnings per share was approximately RMB0.138, a decrease of approximately 15.76% over the corresponding period of the previous year. Net profit under HKGAAP was approximately RMB668,028,000 and earnings per share was approximately RMB0.133, a decrease of approximately 31.79% over the corresponding period of the previous year. Although the adverse impact of the expansion project was reflected on the Group's business and operating results during the year, the Group was able to meet its annual operating targets through the management's efforts in strengthening the collection of tolls and controlling costs in a scientific manner.



(II) Analysis of Business Operations

In 2005, the Group's operating revenues aggregated RMB2,232,679,000, down approximately 28.09% over the corresponding period of the previous year. The composition of revenues and changes in 2005 over the corresponding period of the previous year are indicated in the table below:

Item	Operating Revenue (RMB'000)	As percentage of total revenue (%)	Increase/ decrease over corresponding period of previous year (%)	Operating costs (RMB'000)	Gross profit margin (%)
Jiangsu Section of Shanghai-Nanjing Expressway	1,080,621	48.40	(40.41)	342,962	68.26
Shanghai-Nanjing Section of G312	308,036	13.80	6.08	128,648	58.24
Nanjing Section of Nanjing-Lianyungang Highway	80,695	3.61	17.44	33,882	58.01
Guangjing Xicheng Expressway	496,064	22.22	(7.71)	148,474	70.07
Revenue from ancillary services	229,320	10.27	(34.49)	270,712	(18.05)
Revenue from other operations	37,943	1.70	(15.23)	30,976	18.36
Total	2,232,679	100.00	(28.09)	955,654	57.20

— During the reporting period, revenues from toll and ancillary services along the highways fell approximately 40.41% and 34.49%, respectively, over the corresponding period of the previous year due to the Shanghai-Nanjing Expressway expansion project and the implementation of traffic diversion measures for trucks. Revenues from other operations also decreased by approximately 15.23% over the corresponding period of the previous year as all the outdoor billboards had not yet been in place along the expressway.





In 2005, the operating costs of the Group totaled RMB955,654,000, a decrease of approximately 14.00% over the corresponding period of the previous year. The composition and changes over the corresponding period of the previous year are as indicated in the table below:

Item	Operating costs forthe reporting period (RMB'000)	As percentage of total costs (%)	Operating costs for corresponding period of previous year (RMB'000)	Increase/ decrease over corresponding period of previous year (%)
Jiangsu Section of Shanghai-Nanjing Expressway	342,962	35.89	406,970	(15.73)
Shanghai-Nanjing Section of G312	128,648	13.46	151,955	(15.34)
Nanjing Section of Nanjing-Lianyungang Highway	33,882	3.55	30,833	9.89
Guangjing Xicheng Expressway	148,474	15.54	118,506	25.29
Costs of ancillary services	270,712	28.33	353,951	(23.52)
Costs of other operations	30,976	3.23	48,976	(36.75)
Total	955,654	100.00	1,111,191	(14.00)

— During the reporting period, the decline in the operating costs of Shanghai-Nanjing Expressway by approximately 15.73% over 2004 was mainly attributable to a decrease of approximately RMB34,555,000 in provisions made for road assets depreciation due to declined traffic flow and as a result of the adoption of the traffic volume method for depreciation. Road maintenance and repair costs also declined by approximately RMB20,686,000 over the corresponding period of the previous year.

— During the reporting period, the decline in the operating costs of the Shanghai-Nanjing Section of G312 by approximately 15.34% over 2004 was mainly attributable to additional provisions made for depreciation of some road and bridge assets on the basis of the difference between actual and projected traffic volumes last year.

— During the reporting period, the increase in the operating costs of Guangjing Xicheng Expressway by 25.29% over 2004 was mainly attributable to a cost of approximately RMB26,971,000 incurred by the reinforcement works on the fly-over crossing of the Jiangyang Section and by special maintenance works on some road surfaces.

— The declines in both the operating costs and revenues of ancillary services are due to the fact that these services did not operate normally for part of the year as a result of the expansion works on the service areas of Shanghai-Nanjing Expressway.



Management Discussion and Analysis



1. Toll Road Operations

During the reporting period, the Group's core business – the road and bridge operations - achieved a toll revenue of approximately RMB1,965,416,000, representing approximately 88.03% of the total operating revenue, down approximately 27.48% over the corresponding period of the previous year. Given the relatively concentrated distribution of the Group's road and bridge assets, most of these assets were not in normal operation due to the expansion project of Shanghai-Nanjing Expressway and the traffic diversion measures for trucks.

Comparisons of average daily traffic volumes and toll revenues:

Road/Bridge	Average daily traffic volume (vehicle/day)			Average daily toll revenue (RMB '000/day)		
	2005	2004	Change (%)	2005	2004	Change (%)
Shanghai-Nanjing Expressway	21,688	28,414	(23.67)	2,960.6	4,968.3	(40.41)
Shanghai-Nanjing Section of G312	42,871	42,341	1.25	843.9	795.6	6.08
Nanjing Section of Nanjing-Lianyungang Highway	12,043	11,009	9.39	221.1	188.3	17.44
Guangjing Expressway	32,806	29,707	10.43	639.2	614.4	4.04
Xicheng Expressway	25,041	25,209	(0.67)	719.9	858.2	(16.11)
Jiangyin Yangtze Bridge	34,155	31,273	9.22	2,103.9	1,989.4	5.76
Sujiahang Expressway	17,005	17,871	(4.84)	1,552.5	1,582.1	(1.87)

Road and Bridge Operations

Shanghai-Nanjing Expressway

The expansion project of Shanghai-Nanjing Expressway was at its last phase in 2005, with road surface works and the opening to traffic proceeding by phase in an orderly manner. On 1st July, the Nanjing-to-Shanghai four-lane road commenced operation, offering the whole journey 4-lane travel at the minimum. On 1st October, the 8-lane section covering approximately 132 km from Nanjing to Henglin Interchange in Changzhou was opened to truck traffic. The whole 8-lane main road of Shanghai-Nanjing Expressway was completed at the end of 2005 and opened to trucks from 1st January 2006. Except for the Yangchenghu service area, all other service areas along the expressway have already resumed operation, while other traffic projects and ancillary facilities proceeded speedily to meet the needs following the resumption of normal road operation. The whole project was completed more than one year ahead of schedule.

While the construction works proceeded quickly, the quality was kept under effective control. The Company insisted that a quality assurance system be improved and operated effectively during the construction works so that major technical indicators set for new and existing road foundations, bridge culvert structures and surface joints, and so forth. must be met or exceeded. During the construction works, state-of-the-art technology was widely applied, the use of new type of materials was actively applied, technology content was enhanced and expansion project costs were saved with the full use of recycled resources from existing roads.

During the reporting period, approximately RMB3,077 million of funds was put into in the expansion project of Shanghai-Nanjing Expressway. As at 31st December 2005, an aggregate of approximately RMB7,451 million of funds has been put into the project.



Due to the expansion project, traffic diversion measures for trucks were implemented for the entire Shanghai-Nanjing Expressway for the whole year of 2005. As a result, average daily traffic volume and average daily toll revenue dropped further by approximately 23.67% and 40.41%, respectively, over the corresponding period of the previous year. Total toll revenue from this expressway decreased by 10 percentage points from approximately 58.4% of the Group's total revenue in 2004 to approximately 48.4%, directly leading to a fall in the Company's results. After the section from Nanjing to Henglin in Changzhou was opened to trucks on 1st October, traffic volume began to pick up gradually, as evidenced by an average daily traffic volume of 25,362 vehicles and an average daily toll revenue of RMB3,773,000 recorded from October to December 2005, up approximately 24.02% and 37.49% respectively over the months from January to September 2005.

Shanghai-Nanjing Section of G312 (formerly Jiangsu Section of Shanghai-Nanjing Class 2 Highway)

The whole widening project of the Shanghai-Nanjing Section of G312 was completed and opened to traffic in December 2005. The reconstructed section covers 282 km and is a two-way, four-lane Class 1 highway. The Company acquired the toll operating right for another twelve years for RMB2,700 million.

During the reporting period, RMB850 million transfer fee was paid to the Highway Bureau pursuant to a contract on the transfer of the operating right. As at the end of the reporting period, an aggregate of RMB2,600 million transfer fee had been paid.

In 2005, the Shanghai-Nanjing Section of G312 continued to be a major road in receiving the diverted traffic from Shanghai-Nanjing Expressway, with its traffic volume continuing to increase over the corresponding period of the previous year. The average daily traffic volume was 42,871 vehicles, up approximately 1.25% over the corresponding period of the previous year, while the average daily toll revenue amounted to RMB843,900, up approximately 6.08% over the corresponding period of the previous year. There was a remarkable decline in the rates of growth in traffic volume and revenue over the corresponding period of the previous year due to both its own widening project and traffic diversions following the operation of Yanjiang Expressway.



Nanjing Section of Nanjing-Lianyungang Highway

During the reporting period, the Nanjing Section of Nanjing-Lianyungang Highway operated smoothly with satisfactory performance, recording an average daily traffic volume of 12,043 vehicles, up approximately 9.39% over the corresponding period of the previous year, and an average daily toll revenue of RMB221,100, up approximately 17.44% over the corresponding period of the previous year.

Other Road and Bridge Assets

The Company owns, or has equity investments in, other road and bridge assets including Guangjing Expressway, Xicheng Expressway, Sujianghang Expressway and Jiangyin Yangtze Bridge, which are either located along Shanghai-Nanjing Expressway or longitudinally connected to the expressway forming a network therewith. Traffic volume on each of these expressways was affected to varying degrees due to the radiation effect of the expansion project of Shanghai-Nanjing Expressway and associated substantial truck diversions during the year.

Among these expressways, Xicheng Expressway and Sujianghang Expressway, directly connected to Shanghai-Nanjing Expressway, were significantly hit as their average daily traffic volumes dropped by approximately 0.67% and 4.84%, respectively, during the reporting period over the corresponding period of the previous year. Guangjing Expressway and Jiangyin Yangtze Bridge were hit slightly, with traffic volumes continuing to grow approximately 10.43% and 9.22% respectively, though the growth rates were obviously lower than those for the corresponding period of the previous year.

The adverse impact of the expansion project has vanished completely since the operation of the eight lanes on Shanghai-Nanjing Expressway on 1st January 2006, as the highways within the network have begun to resume normal operation gradually. It is believed that there will be satisfactory performance in 2006.

(2) Ancillary Services

The Group's ancillary services comprise mainly refueling, catering, accommodation, automobile repairs and commodity retailing in various service areas along Shanghai-Nanjing Expressway.



These service areas have been successively closed since 2004 due to demolition, reconstruction or expansion works, thus substantially cutting down their business scope and resulting in a notable decline in operating revenues. During the reporting period, revenues from ancillary services amounted to approximately RMB229,320,000, down 34.49% over the corresponding period of the previous year. Losses amounted to approximately RMB41,392,000.

In the second half of 2005, the service areas along the expressway began to resume operation upon completion of reconstruction and expansion works. All service areas have commenced normal operation to date, except for the Yangchenghu service area.

3. Subsidiaries and Associates

As at 31st December 2005, the subsidiaries and associates of the Company were as follows:

Names of subsidiaries and associates	Attributable equity interests	Registered capital (RMB'000)	Asset size (RMB'000)	Net profit (RMB'000)	Principal operations
Jiangsu Sundian Engineering Co., Ltd	95.5%	35,000	70,991	1,531	Special repairs and maintenance of roads and bridges (including expressways), works on road surfaces and traffic safety facilities, and so forth
Jiangsu Ninghu Investment Development Co., Ltd.	95%	100,000	113,796	2,227	Investments in various infrastructures, industrial concerns and industries
Jiangsu Guangjing Xicheng Expressway Guangjing Co., Ltd	85%	850,000	2,780,108	218,286	Construction, management, maintenance and toll collection of Guangjing Xicheng Expressway and related supplies storage, passenger and cargo transport and automobile repairs
China Transportation HEAD New Technology (Shanghai) Co., Ltd.	35.71%	21,000	21,482	609	Development of software on engineering design and construction management, management of highway resources and intelligent traffic consultancy on GIS/GPS applications
Suzhou Sujiahang Expressway Co., Ltd	33.33%	1,578,600	4,992,797	84,025	Construction, maintenance management and toll collection of the Jiangsu Section of Sujiahang Expressway and related businesses along the highway
Jiangsu Kuailu Bus Transportation Stock Co., Ltd.	33.2%	150,300	260,012	14,969	Road transportation, automobile repairs and sales of automobiles (excluding sedan cars) and spare parts
Jiangsu Yangtze Bridge Co., Ltd	26.66%	2,137,248	3,452,861	356,151	Mainly engaged in the construction, maintenance management and operation of Jiangyin Yangtze Bridge and other transportation infrastructures

Notes:

— All the subsidiaries and associates of the Company are incorporated and carry out their principal operations in China.

— As at 31st December 2005, none of the subsidiaries or associates of the Company had any outstanding equity or debt securities in issue.



(III) Analysis of Operating Results and Financial Status

The Group adopts a proactive and prudent financial policy that keeps financial risks under strict control. In line with the needs for the Company's sustainable development and the availability of its internal resources, the financial structure is reviewed on a regular basis and any necessary adjustments are made thereto promptly as required for maximising both the value of the Company and the interests of its shareholders.

1. Assets of the Group

Under the PRC Accounting Standards

Item	2005 (RMB'000)	2004 (RMB'000)	Change (%)
Total assets	27,223,147	20,638,701	31.90
Current liabilities	7,233,689	2,481,289	191.53
Long-term liabilities	4,939,990	3,077,863	60.50
Minority interests	416,908	413,464	0.83
Shareholders' equity	14,632,560	14,666,085	(0.23)
Profit from principal operations	1,180,227	1,847,350	(36.11)
Net profit	696,456	826,725	(15.76)
Increase in cash and cash equivalents	549,284	(1,012,254)	154.26

— During the reporting period, the Group's total assets increased by RMB6,584,446,000 and total liabilities increased by RMB6,614,527,000 were mainly attributable to substantial investments made in the expansion project of Shanghai-Nanjing Expressway and the payment for the acquisition of the operating right of the Shanghai-Nanjing Section of G312.

— During the reporting period, the decrease in net profit was less than the decrease in profit from principal operations, mainly because of the write-off in 2004 on assets removed in the course of the expansion project which had incurred a loss of approximately RMB225,971,000.

Under the HKGAAP

Item	2005 (RMB'000)	2004 (RMB'000) (Restated)	Change (%)
Total assets	25,798,403	19,240,021	34.09
Current liabilities	7,233,688	2,481,286	191.53
Long-term liabilities	4,939,990	3,077,864	60.50
Minority interests	416,908	413,464	0.83
Shareholders' equity	13,207,817	13,267,407	(0.45)
Profit before taxation	990,608	1,461,238	(32.21)
Profit attributable to equity holders of the Company	668,028	979,391	(31.79)
Increase in cash and cash equivalents	549,284	(1,012,254)	154.26

2. Analysis of Operating Results

Under the PRC Accounting Standards

Item	2005 (RMB'000)	2004 (RMB'000)	Change (%)
Income from principal operations	2,194,736	3,060,081	(28.28)
Profit from principal operations	1,180,227	1,847,350	(36.11)
Financial costs	162,389	122,204	32.88
Operating profit	829,238	1,527,917	(45.73)
Investment gains	128,945	131,254	(1.76)
Total profit	944,436	1,390,204	(32.06)
Taxation	(215,126)	(523,954)	(58.94)
Minority interests	(32,854)	(40,118)	(18.11)
Net profit	696,456	826,725	(15.76)
Earnings per share (RMB)	0.138	0.164	(15.76)
Dividend per share (RMB)	0.145	0.145	—

— During the reporting period, the decrease in income from principal operations was mainly attributable to a decrease in toll revenue from Shanghai-Nanjing Expressway, revenue from the ancillary services along the expressway and toll revenue from Xicheng Expressway. Of these revenues, toll revenue from Shanghai-Nanjing Expressway decreased by RMB732,798,000, representing 84.68% of the total decrease in revenue from principal operations; revenue from the ancillary services along the expressway decreased by RMB 92,337,000, representing 10.67% of the total decrease in revenue from principal operations; and toll revenue from Xicheng Expressway decreased by RMB50,490,000, representing 5.83% of the total decrease in income from principal operations.

— During the reporting period, profit from principal operations decreased as a result of decrease in income from principal operations. However, the rate of decrease in profit from principal operations was higher than that in revenue due to the expenses on relatively fixed items such as staff costs, public service costs of service areas and start-up costs for some service areas.

— During the reporting period, the increase in financial costs was mainly attributable to the costs of financing from external resources in order to meet capital commitments. Of these costs, interests on borrowings amounted to approximately RMB126,567,000, interests on short-term commercial papers amounted to RMB25,626,000 and underwriting and handling charges for short-term commercial papers amounted to approximately RMB16,140,000.

— During the reporting period, the decrease in taxation was mainly attributable to a reduced tax base due to the decline in operating results. Moreover, the Company received a reply from the tax authorities in 2005 approving that the losses from assets write-off for 2004 could be accounted for before tax, and as a result a relevant taxation amount of approximately RMB76,978,000 offset the amount of taxation for the reporting period.

Under the HKGAAP

Item	2005 (RMB'000)	2004 (RMB'000) (Restated)	Change (%)
Revenue	2,110,981	2,951,996	(28.49)
Other income	31,891	22,328	42.83
Share of results of associates	135,995	130,601	(4.13)
Financial costs	(168,334)	(132,534)	27.01
Taxation	(289,726)	(441,729)	(34.41)
Profit attributable to minority interests	(32,854)	(40,118)	(18.11)
Profit attributable to equity holders of the Company	668,028	979,391	(31.79)
Reserves	8,170,069	8,229,659	(0.72)
Earnings per share (RMB)	0.133	0.194	(31.44)
Dividend per share (RMB)	0.145	0.145	—



3. Analysis of Financial Status

The Group's capital structure

Under the PRC Accounting Standards, the capital structure of the Group as at 31st December 2005 and the comparative figures for 2004 are as follows:

Item	As at 31st December 2005 RMB'000	%	As at 31st December 2004 RMB'000	%
Current liabilities	7,233,689	26.57	2,481,289	12.03
Long-term liabilities	4,939,990	18.15	3,077,863	14.91
Liabilities at fixed interest rates	9,308,659	34.19	5,034,677	24.40
Liabilities at floating interest rates	—	—	—	—
Interest-free liabilities	2,865,020	10.53	524,475	2.54
Shareholders' equity	14,632,560	53.75	14,666,085	71.06
Minority interests	416,908	1.53	413,464	2.00
Total assets	27,223,147	100.00	20,638,701	100.00
Gearing ratio	—	44.72	—	26.94

— During the reporting period, there were substantial changes in the Company's capital structure and total liabilities ratio over the corresponding period of the previous year, reflected by a decrease in the percentage of equity-based capital and an increase in liability-based capital. This is due to the fact that in order to meet capital commitments, a substantial amount of debt capital was secured from external resources.

Under the HKGAAP, the capital structure of the Group as at 31st December 2005 and the comparative figures for 2004 are as follows:

Item	As at 31st December 2005 (RMB'000)	%	As at 31st December 2004 RMB'000 (Restated)	%
Current liabilities	7,233,688	28.04	2,481,286	12.90
Long-term liabilities	4,939,990	19.15	3,077,864	16.00
Liabilities at fixed interest rates	9,308,659	36.08	5,034,677	26.17
Liabilities at floating interest rates	—	—	—	—
Interest-free liabilities	2,865,019	11.11	524,473	2.73
Shareholders' equity	13,207,817	51.19	13,267,407	68.95
Minority Interests	416,908	1.62	413,464	2.15
Total Assets	25,798,403	100.00	19,240,021	100.00
Gearing ratio	—	36.08	—	26.17

Gearing ratio: Liabilities at fixed interest rate/total assets

Asset liquidity and financial resources

The Group is principally engaged in the operation of toll roads and bridges. The operating activities relating to day-to-day toll business provide a substantial amount of steady cash inflows, with which the Group has a strong payment capacity. Despite the Company's great demand for capital expenditures in recent years, this did not have a remarkable impact on the Company's asset liquidity as most of the project investments and distribution of dividends to shareholders were funded by bank loans or other financing activities. In 2005, cash inflows from the Group's operating activities amounted to approximately RMB2,294,594,000; net cash inflows from operating activities amounted to approximately RMB1,285,000,000; and monetary capital at book value amounted to approximately RMB1,074,058,000. Accordingly, the management believes that the Group does not have any cash liquidity problem.

Cash and cash equivalents and loans are indicated in the table below:

Item	As at 31st December 2005 The Group (RMB'000)	As at 31st December 2004 The Group (RMB'000)
Cash and cash equivalents:		
Cash on hands	192	318
Bank deposits	1,073,866	524,456
Short-term investments	—	—
Total:	1,074,058	524,774
Loans:		
Short-term bank loans	450,000	1,950,000
Short-term bonds	3,912,026	—
Long-term loans due within one year	6,643	6,813
Long-term bank loans	4,939,990	3,077,863
Total:	9,308,659	5,034,676



Financing activities and financial costs



The Group's capital expenditures were financed mainly by Renminbi loans from commercial banks in China. Despite the macro-economic measures enforced by the Chinese Government, investments are still encouraged in the highway sector and supported substantially by banks on the capital market. With its steady cash flows, sound credit track records and reputation in the sector, the Company is also entitled to the prime rates under the interest rate policy of the People's Bank of China. Taking into account its repayment capacity and financing costs, the Company has undertaken a loan portfolio that comprises short-term, medium-term and long-term loans. In 2005, the Group's loans increased by RMB4,273,982,000, of which short-term loans decreased by RMB1,500,000,000 and long-term loans (including amount due within one year) increased by RMB1,861,956,000. Short-term commercial papers increased by RMB3,912,026,000. Financial costs incurred for the current year amounted to approximately RMB162,389,000 while capitalized interest expenses amounted to approximately RMB253,959,000.

Pursuant to a resolution passed at the 12th meeting of the fourth session of the Board of the Company, an application was submitted to the People's Bank of China during the reporting period for the issue of short-term commercial papers with an aggregate amount of not exceeding RMB4 billion, and an approval was granted by the People's Bank of China on 7th September. An extraordinary general meeting was held on 9th September, at which the matter was considered and approved. Upon completion of relevant offering procedures, short-term commercial papers with an aggregate amount of RMB4 billion were issued to inter-bank institutional investors in two batches on 23rd September and 7th November respectively. The offering interest rate was 2.923% and the handling charge rate was approximately 0.4%. Proceeds from the issue will be mainly applied to the expansion project of Shanghai-Nanjing Expressway and repayment of short-term bank loans.

Major sources and applications of cash

Unit: RMB'000

	2005	2004
Net cash flows from operating activities	1,285,000	1,675,403
Net cash flows from investing activities	(3,850,340)	(5,373,358)
Net cash flows from financing activities	3,114,623	2,685,701
Net increase in cash and cash equivalents	549,283	(1,012,254)

— The decrease in net cash flows from operating activities was mainly attributable to the decrease in toll revenue from the Jiangsu Section of Shanghai-Nanjing Expressway, a core asset of the Company.

— Net cash flows from investing activities and net cash flows from financing activities were affected by the two capital commitments in relation to the expansion project of the Jiangsu Section of Shanghai-Nanjing Expressway and the acquisition of the operating right of the Shanghai-Nanjing Section of G312.

Capital expenditures

In 2005, the Group's planned capital expenditures amounted to approximately RMB4,255,488,000. The main composition of capital expenditures is as follows:

Capital Expenditure	RMB'000
Expansion of Shanghai-Nanjing Expressway	3,077,213
Acquisition of operating right of Nanjing-Shanghai Class 2 Highway	850,000
Purchase of fixed assets	74,316
Others	1,000
Capitalized interest	253,959
Total	4,255,488

Tax policy

Enterprise income tax was paid in full at a statutory tax rate of 33%. In 2005, income tax expenses aggregated approximately RMB215,126,000. Business tax for toll revenue from expressways was charged at 5% from 1st January 2005 to 31st May 2005 and at 3% from 1st June 2005 to 31st December 2005.

Reserves

Unit: RMB'000

	Share capital	Share premium	Statutory surplus reserve fund	Statutory public welfare fund	Undistributed profit	Total
At 1st January 2004 as restated	5,037,748	5,730,454	510,920	255,461	1,483,906	13,018,489
Profit for the year and total income recognised	—	—	—	—	979,391	979,391
Appropriations	—	—	106,108	53,054	(159,162)	—
Dividends	—	—	—	—	(730,473)	(730,473)
At 31st December 2004	5,037,748	5,730,454	617,028	308,515	1,573,662	13,267,407
Effects of changes in accounting policies	—	—	—	—	2,855	2,855
At 1st January 2005 as restated	5,037,748	5,730,454	617,028	308,515	1,576,517	13,270,262
Profit for the year	—	—	—	—	668,028	668,028
Appropriations	—	—	88,591	44,296	(132,887)	—
Dividends	—	—	—	—	(730,473)	(730,473)
At 31st December 2005	5,037,748	5,730,454	705,619	352,811	1,381,185	13,207,817

The above capital accounts are owned by individual companies which form the Group.

None of the above statutory reserves may be used for purposes other than their intended purposes nor for distribution as cash dividends.



Contingent liabilities

As at 31st December 2005, the Company did not have any contingent liabilities.

Foreign exchange risks

The Group operates its businesses principally in China. No major foreign exchange risks are involved as revenues from operations and capital expenditures are settled in Renminbi, except dividend payments for H shares. A loan of US$9,800,000 was secured from the Spanish Government in 1998. As at 31st December 2005, the balance of the loan was RMB46,633,000 after conversion from US dollars, against which no foreign exchange hedge was made. Fluctuations in the exchange rates do not have a material impact on the Company's results.

Trust deposits

As at 31st December 2005, the Company did not have any trust deposits with any financial institutions in China or any term deposits which were irrecoverable upon their maturity.

Trust loans

In December 2004, the Company secured a loan of RMB200,000,000 from its subsidiary Jiangsu Guangjing Xicheng Expressway Co., Ltd. by way of a trust loan for a term from 27th December 2004 to 26th December 2005 at an annual interest rate of 5.022%. The loan was fully settled during the reporting period. The Company does not have any trust loans at present.

(IV) Problems Arising from Operations and their Solutions

During the year, the expansion project of Shanghai-Nanjing Expressway embarked large-scale major road surface connection works, reconstruction and expansion of service areas and construction of traffic projects and ancillary facilities, with the core works completed within the year. The works were very concentrated and have created tremendous pressure on traffic arrangements and operational management. Meanwhile, the prohibition of trucks from using Shanghai-Nanjing Expressway for the most part of the year had affected the normal operation of other highways so much so that the Group's operating results continued to fall during the reporting period.

Despite the pressures encountered, the Company's management strived to take effective measures in various aspects, starting first with strengthening the management of construction works, traffic arrangements and collection of tolls as well as rational control of operating costs, aimed at minimising the effect of the expansion project on the Company's operating revenue and profit levels.

The effect of the expansion project on the Company's operations was reflected mainly in the year. All adverse effect of the expansion project had vanished completely upon operation of the eight lanes on Shanghai-Nanjing Expressway on 1st January 2006. The Company's various operating activities will be gradually back to normal.

(V) Business Development Initiatives

In 2006, the Company will focus on both completing the final touches for the expansion project and making a strategic switch: a switch to strengthening business operations and corporate management with the use of all positive factors, so that we will greet the 10th anniversary of the Company with a new face and new results.



The expansion project spanning more than two years is close to an end with the operation of the 8-lane Shanghai-Nanjing Expressway on 1st January 2006. The remaining ancillary projects and the construction of toll, monitoring and communication systems will be basically completed by the first quarter, and subsequent matters such as documentation, financial audit, works delivery and inspection will be completed by the first half of the year.

The completion of the project also marks a new chapter in the Group's business. Higher requirements for maintenance, safety management and service standards in respect an eight-lane expressway have been set for road operation and management. With innovation and enhancement, we are set to gradually establish a sound management system for the eight-lane expressway through exploration and practices.

Accordingly, the Company will, during the new year, continue to improve management standards; make innovations to the management system; establish an efficient, applicable and scientific management system; and strengthen planning and supervision of work so as to enhance work efficiency. In addition, the Company will, through strengthening staff training, enhance operational skills, operational responsiveness and service quality. By means of this series of initiatives, we believe that the traffic flow and operating results will recuperate faster than it should.

In 2006, the substantial increase in asset depreciation and financial costs will work against a rapid rise in the Company's results. The Company will continue to carry out budget management, strengthen cost controls, keep funds applications and management procedures under control, rationalize the loan portfolio to gain interest differentials to reduce financial costs and enhance profitability.

By carrying out personnel and salary reform programs, the Company aims to mobilize the enthusiasm, creativity and sense of belonging of the staff based on their performance, developing a corporate culture consistent with the needs of a harmonized society so that the Company will grow together with its staff harmoniously.

Xie Jia Quan
General Manager

Nanjing, the PRC
7th April 2006

Improving our Standardized operations, Aimed at Corporate governance.

CORPORATE GOVERNANCE REPORT



enhancing



The Company, through active investor relations programs, aims at increasing its transparency, enhancing communication, increasing investors' understanding of, and trust in, our businesses. It also aims at building investor confidence in our future developments and promoting market recognition and support, so that the Company's business development potential and actual value will be fully reflected in the market.

Corporate Governance Report



(I) Corporate Governance

Sound corporate governance assures investor confidence and is a cornerstone for the healthy development of an enterprise. The Company has complied with the Company Law, Securities Law, the relevant laws and regulations of the CSRC and the requirements of the listing rules of the Hong Kong Stock Exchange and the Shanghai Stock Exchange. It has faithfully performed in accordance with the Standard on the Governance of Listed Companies of the CSRC and the Code on Corporate Governance Practices of the Hong Kong Stock Exchange. The Company has also directed its daily activities in strict compliance with various established corporate governance systems and reviewed from time to time its operations and management behaviors, so as to enhance its corporate governance standards on a continuous basis and to establish an image of integrity and diligence in the market, thereby maintaining the Company's competitive edge.

Amendments to the Articles of Association

In accordance with the requirements of the CSRC, the Company made amendments and supplements to the relevant provisions of the articles of association, the "Rules of Proceedings for Shareholders' General Meetings", the "Rules of Proceedings for Board of Directors Meetings" and the "Rules of Proceedings for Supervisory Committee Meetings". The scope of amendments concerned protection of shareholders' interests, fiduciary duties of the Company, internet voting, the system of independent directors, investor relations and so forth. The amendments and supplements were considered and approved in accordance with the statutory procedures.

(II) Corporate Governance Structure


Shareholders' General Meeting
Supervisory Committee
Board of Directors
Strategy Committee
Audit Committee
Nomination, Remuneration and Appraisal Committee
Management

1. Shareholders and General meetings

The Company treats all shareholders equally and ensures that all shareholders have the rights to be informed and to make decisions on material matters relating to the Company. The Company ensures that all shareholders, especially medium and small shareholders, are treated equally and may fully exercise their rights. Any shareholders and insiders of the Company are prohibited from any insider dealings with any insiders of the Company or any act that may jeopardize the interests of shareholders and the Company.

Shareholders' General Meeting

The convening, holding and procedures of the shareholders' general meeting are set out in section (III) "Compliance with the Code on Corporate Governance Practices and Other Information".

Substantial Shareholders

Jiangsu Communications Holding Company Limited and Huajian Transportation Economic Development Center are the substantial shareholders of the Company, holding approximately 55.22% and 11.86% of the Company's shares, respectively. These two companies have not intervened the decision making process and operation of the Company directly or indirectly bypassing the general meetings.

The Company's businesses, assets, staff, organization and finance are separated from those of the controlling shareholder, allowing the Company to have complete autonomy over its businesses and operations. The controlling shareholder exercises its right as a capital contributor strictly in accordance with the laws. There has been no circumstance in which the controlling shareholder makes use of its special position to pursue benefits that are beyond the entitlement of its legal rights.

2. Directors and the Board of Directors

The composition, members and operational procedures of the Board are set out in section (III) "Compliance with the Code on Corporate Governance Practices and Other Information".

Independent Non-executive Director

The four independent non-executive directors of the Company are Chang Yung Tsung, Fan Keng, Yang Xiong Sheng and Fan Chong Lai, accounting for more than one-third of the members of the Board and including an independent director with professional qualification and financial management experience. The Company has received the yearly confirmation letters in respect of their independence from each of the independent non-executive directors, written pursuant to the requirements of Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The Company considers that the independent non-executive directors are independent parties.



A former independent director, Mr. Hong Yin Xing, has resigned as of the date of the 2004 annual general meeting due to his appointment as a State civil servant. The Company has appointed Mr. Fan Chong Lai as independent non-executive director with a term from the date of the 2004 annual general meeting until the 2007 annual general meeting.

The independent directors have been able to perform their obligations duties faithfully and diligently in compliance with the relevant laws, regulations and "Detailed Rules for the Operation of Independent Directors". The independent directors have participated in the Board and its various specialized committees, and have given their opinions on the decision-making on significant matters by making use of their professional knowledge and experience. They have conscientiously examined the connected transactions and capital dealings with connected parties to ensure fairness and impartiality, expressing their independent opinions and performing their duties independently. They have ensured that their acts are not influenced by the substantial shareholders, the effective controlling parties of the Company or any other units or individuals that have interests in the Company. The independent directors have made active contribution to protecting the interests of the Company as a whole and the lawful rights of all of our shareholders, as well as promoting the healthy development of the Company.

3. Supervisors and Supervisory Committee

The Company's Supervisory Committee comprises five supervisors, of whom three are representatives of shareholders and the other two are staff representatives of the Company. The number of members and composition of the Company's Supervisory Committee comply with the requirements of the relevant laws and regulations. The current supervisory committee is the fourth committee of the Company since its establishment. The term of office of each supervisor is from May 2003 or their date of appointment until the election date, being the date of the 2006 annual general meeting.

The Supervisory Committee is accountable to all shareholders and exercises supervisory duty independently and legally. Financial monitoring is the core responsibility of its specific duties. Besides, it is also responsible for supervising the due diligence of directors, managers and other senior management members of the Company. They also safeguard the Company's assets, lower the Company's financial and operational risks and protect the lawful rights of the Company and shareholders.

In 2005, the Supervisory Committee held three meetings and all supervisors were present at each meeting. The Supervisory Committee supervised the Company's financial matters and the lawful and regulatory performance of duties by the Directors and senior management members. The Supervisory Committee attended each of the Board meetings and conscientiously performed its duties.

4. The Management

The operational procedures of the Management are set out in section (III) "Compliance with the Code on Corporate Governance Practices and Other Information".

(III) Compliance with the Code on Corporate Governance Practices and Other Information

The Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules came into effect on 1st January 2005. The Board reviewed the daily governance of the Company in accordance with the relevant provisions in the Code during the reporting period and considered that, from 1st January 2005 to the date of this report, the Company regulated its operation and stringently governed in accordance with the relevant provisions of the relevant code, striving to achieve the various recommended best practices, except for deviations from certain provisions which are mainly related to the rotation of directors and the determination of remuneration policies of executive directors. The Board has actively implemented measures to improve and comply with the provisions of the Code.

The Board and the management adhere to high standards of corporate governance. In addition to the compliance with the Code, the Company has formulated various governance systems which have exceeded the existing and proposed requirements of the Hong Kong Stock Exchange (details of which are included in this report) which include "Rules of Proceedings for General Meetings", "Rules of Proceedings for Board of Directors Meetings", "Rules of Proceedings for Supervisory Committee Meetings", "Detailed Rules for the Operation of Specialized Committees", "Detailed Rules for the Operation of Independent Directors", "Detailed Rules for the Operation of General Manager", the "Model Code for Securities Transactions by Directors, Supervisors, Senior Management and the Relevant Employees", "Work System on Investor Relations Management", and so forth. Each of the systems was strictly followed in order to enhance the level and transparency of the Company's corporate governance.

Detailed explanations on the Company's compliance with the Code are set out below.

A. Directors

A1. The Board

Code Principle	•	The Board should assume responsibility for leadership and control of the issuer and be collectively responsible for directing and supervising the issuer's affairs. Directors should make decision objectively in the interests of the issuer.
The best corporate governance status	•	The Board of the Company reports to the general meeting and fully represents the interests of shareholders and formulates the Company's development strategies in strict compliance with the "Rules of Proceedings for Board of Directors Meetings" within its terms of reference as stipulated by the articles of associations. The Board also monitors the implementation of the Group's operation management and its financial performance, with the primary mission of achieving operating results that generate the best stable long-term returns.



Compliance procedures of the Code – Code provisions and recommended best practices

<table>
<tr><th>Code provision</th><th>Compliance</th><th>Corporate governance procedures</th></tr>
<tr><td>• Regular Board meetings at least four times a year approximately once every quarter. A regular board meeting does not include the practice of obtaining Board consent through the circulation of written resolutions</td><td>Yes</td><td>• In 2005, the Company convened five Board meetings, including four regular meetings and one extraordinary meeting, approximately once every quarter.

• Each of the Board meetings was actively participated by the majority of directors who were entitled to attend, either voting in person or by proxy or through other means of participation. Details of attendance of 2005 Board meetings:
<table>
<tr><th></th><th>Attendance /Number of meetings</th><th>Attendance Rate</th></tr>
<tr><td>Chairman</td><td></td><td></td></tr>
<tr><td>Shen Chang Quan</td><td>5/5</td><td>100%</td></tr>
<tr><td>Executive director</td><td></td><td></td></tr>
<tr><td>Xie Jia Quan</td><td>5/5</td><td>100%</td></tr>
<tr><td>Non-executive director</td><td></td><td></td></tr>
<tr><td>Sun Hong Ning</td><td>5/5</td><td>100%</td></tr>
<tr><td>Chen Xiang Hui</td><td>5/5</td><td>100%</td></tr>
<tr><td>Zhang Wen Sheng</td><td>5/5</td><td>100%</td></tr>
<tr><td>Fan Yu Shu</td><td>5/5</td><td>100%</td></tr>
<tr><td>Cui Xiao Long</td><td>5/5</td><td>100%</td></tr>
<tr><td>Independent non-executive director</td><td></td><td></td></tr>
<tr><td>Chang Yung Tsung</td><td>5/5</td><td>100%</td></tr>
<tr><td>Fan Keng</td><td>5/5</td><td>100%</td></tr>
<tr><td>Yang Xiong Sheng</td><td>5/5</td><td>100%</td></tr>
<tr><td>Fan Chong Lai</td><td>3/3</td><td>100%</td></tr>
</table></td></tr>
<tr><td>• All directors are given an opportunity to include matters in the agenda for regular Board meetings</td><td>Yes</td><td>• All directors were given an opportunity to include matters in the agenda for regular Board meetings but such right was not exercised during the year.</td></tr>
</table>

Code provision	Compliance	Corporate governance procedures
• Notice of at least 14 days should be given of a regular Board meeting	Yes	• Notice, agenda and the relevant information of each regular Board meetings were given 14 days prior to such meeting. Notice of extraordinary Board meeting was also given within a reasonable time before the meeting to give all directors an opportunity to attend.
• All directors should have access to the advice and services of the company secretary	Yes	• The secretary of the Board maintained close communication with all directors and provided timely material information of the Company and the relevant updated rules, as well as contributed advices to the directors on matters arising from corporate governance and rules compliance, ensuring that the Board operation complied with the procedures.
• Minutes of meetings should be kept by the Secretary of the Board and open for inspection at any reasonable time by any director	Yes	• Secretary of the Board has been responsible for preparing and maintaining all minutes and the relevant meeting materials of the Board and Board committees were available for inspection at any time by any director.
• Meeting minutes should record in sufficient detail the matters considered by the Board and decision reached.	Yes	• The meeting minutes reflected objectively the consideration, voting and opinions given by the directors in detail and were duly signed by directors attending the meetings.
• Directors could seek independent advice under an agreed procedure at the Company's expense	Yes	• For matters that require advices to be sought from professional institutions, the Company will appoint professional institutions including accountants, lawyers, valuation firms, and so forth to issue a written report for the perusal of Directors at the Company's expense. During the year, no director has individually requested the Company to seek professional independent opinion on any relevant matter.
• If a substantial shareholder or a director has a conflict of interest in a material matter, the connected director must abstain from voting	Yes	• The Company has stated that, if a substantial shareholder or a director has a conflict of interest in any material matter, the connected director must abstain from voting when a Board meeting is held. The relevant matter should not be dealt with by way of circulation of written resolutions or by a Board committee. • The voting and quorum as stipulated in the articles of association conform with the provisions of the Code.

Recommended best practices:

Various Board committees of the Company have adopted principles and procedures of broadly the same as stated above.



A2. Chairman and Chief Executive Officer

Code principle	•	There should be a clear division of responsibility between the Chairman and the Chief Executive Officer to ensure a balance of power and authority.
The best corporate governance status	•	The Company has clearly defined the responsibilities of the Chairman and the General Manager. The responsibilities of the Board and the management are separated and are set out in detail in the Company's Articles of Association, the "Rules of Proceedings for Board of Directors Meetings" and "Detailed Rules for the Operation of General Manager", ensuring a balance of power and authority as well as guaranteeing the independence of the Board in decision-making and the independence of the management in day-to-day operation management activities.

Compliance procedures of the Code – Code provisions and recommended best practices

Code provision	Compliance	Corporate governance procedures
• Roles of the Chairman and the Chief Executive Officer should be separate and clearly established and set out in writing	Yes	• Shen Chang Quan assumes the position of Chairman and Xie Jia Quan was appointed by the Board as the General Manager. The Chairman concentrates his work on the Group's development strategies and matters of the board and the General Manager is in charge of the management and development of the operations specifically. The General Manager assumes the duties of the Chief Executive Officer. The separation of the roles is explained in detail in the Company's Articles of Association, the "Rules of Proceedings for Board of Directors Meetings" and "Detailed Rules for the Operation of General Manager". • There was no relationship existing between the Chairman and the Chief Executive Officer, including financial, operational, family or other relevant relations.
• The Chairman should ensure all directors be briefed on issues arising at Board meetings	Yes	• The Board has established a reporting system in which at each regular meeting, the General Manager reports to each director the most updated status of the Company. The Chairman also tabled the decision making on any material matters of the Group to the Board for collective discussion by the directors at the meeting.
• The Chairman should ensure that Directors receive adequate information	Yes	• The Chairman has appointed the Secretary of the Board to timely provide all the information regarding the performance of the Board's obligations and has been committed to improving continuously the quality and timeliness of the information.

Recommended best practices:

- Agenda of the Board meetings have been discussed by the Chairman, Executive Directors and Secretary of the Board and were determined after considering all the matters motioned by the Non-executive Directors.
- The Chairman played a significant role in the development of the Company' s corporate governance system. The Chairman assigned the Secretary of the Board to formulate a sound corporate governance system and procedures and supervised the management to faithfully perform the various systems, ensuring the Company's standardized operation.
- The Chairman encouraged all the directors to devote their efforts to the matters of the Board and promoted effective contribution made by the directors to the Board. The Chairman acted as a role modeland made sure that the Board acted in the best interests of the Company.
- The Chairman attached great importance to the effective communication between the Company and its shareholders and enhanced investor relations continuously so as to realize maximum returns for shareholders. The Chairman also valued the contributions made by the directors to the Board and strived to ensure that there were constructive relations between Executive Directors and Non-executive Directors.

A3. Board Composition

Code principle	• The Board should have a balance of skills and experience appropriate for the requirements of the business of the issuer. The Board should also include a balanced composition of executive and non-executive directors (including independent non-executive directors) to ensure that independent judgment can be made effectively. Non-executive directors should comprise sufficient members and possess sufficient competence so that their opinions will have an impact.
The best corporate governance status	• The Board of the Company comprises a total of 11 directors, including 1 executive directors, 6 non-executive directors and 4 independent non-executive directors, where the independent non-executive directors represent over one-third of the Board members. The present Board is the Company's fourth session since incorporation. The term of the directors commence from May 2003 or the date of election to the date of re-election at the 2006 Annual General Meeting. • The Directors are elected or replaced by Shareholders' General Meetings. The Company adopts cumulative voting in the election process for directors. The term of a director is 3 years. The appointment of all directors is determined by Shareholders' General Meeting. Directors can be re-elected when their terms expire. • Members of the Board have different industry background. They diversify in experience, competence and judgment, which makes the Board more prudent and considerate when making decisions (see the industry background descriptions of the Board members below). • There exists no relationship among Board members, including financial, family or other material/related relations.



Compliance procedures of the Code – Code provisions and recommended best practices

Code provision	Compliance	Corporate governance procedures
• Identify the Independent Non-executive Directors in all corporate communications	Yes	• The Board members are disclosed in all corporate communications according to the types of directorship (including Chairman, Executive directors, Non-executive Directors and Independent Non-executive Directors).

Recommended best practices:

- The four Independent Directors, namely Chang Yung Tsung, Fan Keng, Yang Xiong Sheng and Fan Chong Lai, account for over one-third of the members of the Board with one independent director possessing professional qualifications and financial management experience. The Company, pursuant to Rule 3.13 of the Hong Kong Listing Rules, has received from each of its Independent Non-executive Directors annual confirmation letter of his/her independence. The Company considers that the Independent Non-executive Directors are independent parties.
- The Company has maintained the list of updated Board members, together with their roles, responsibilities and independence.

A4. Appointment, Re-election and Removal

Code principle	• There should be a formal, considered and transparent procedure for the appointment of new directors and plans in place for orderly succession for appointments to the Board. All directors should be subject to re-election at regular intervals. The issuer should provide reasons for the resignation or dismissal of any director.
The best corporate governance status	• The Board of the Company has established the Nomination, Remuneration and Appraisal Committee which makes recommendations on the procedures for the appointment, re-election, removal and performance of director candidates for consideration by the Board. Their appointment will ultimately be determined at a general meeting. During the process of selection, the criteria considered by the Nomination Committee include the relevant candidate's integrity, his/her achievement and experience in the relevant industry, his/her professional and educational background and his/her level of devotion, including the amount of time that he/she can devote and his/her concern about relevant affairs, and so forth.
	• In 2005, the Nomination, Remuneration and Appraisal Committee met once to assess the due diligence of the directors in the previous year and considered that all directors had conscientiously performed their service contracts. Meanwhile, in view of the resignation of independent non-executive director, Hong Yin Xing for taking up a position as a State civil servant (the Company has disclosed his reason for resignation in the announcement dated 21 March, 2005), the committee recommended the appointment of Fan Chong Lai as independent non-executive director to fill the vacancy and has conducted a review on his independence for submission to the Board. The appointment of Director Fan Chong Lai was approved at a general meeting.

Compliance procedures of the Code – Code provisions and recommended best practices

Code provision	Compliance	Corporate governance procedures
• Non-executive directors should be appointed for a specific term, subject to re-election.	Yes	• Directors are appointed for a term of three years. All directors are appointed at a general meeting and can be re-appointed upon expiry of the term.
• Directors appointed to fill casual vacancies should be subject to election by shareholders at the first general meeting after their appointment.	Yes	• All directors are elected or replaced by Shareholders' General Meetings. The Company has introduced the cumulative voting system for the election of directors.
• Each director should be subject to retirement by rotation at least once every three years.	No	• For each board of directors, there are directors retiring during the term of office. However, the requirement that some directors shall retire by rotation each year has not been attained. Besides, there are some difficulties in re-selecting directors. The articles of association of the Company stipulate that each director is appointed for a term of three years but is eligible for re-election at a Shareholders' General Meeting after retirement. • The Company will elect the new board of directors at the forthcoming annual general meeting in 2006. Most members of existing Board will retire and be subject to re-election at the meeting.

Recommended best practices:

- The Board of the Company has established the Nomination, Remuneration and Appraisal Committee whose members comprise Chang Yung Tsung, Chen Xiang Hui, Zhang Wen Sheng, Yang Xiong Sheng and Fan Chong Lai, of whom three are independent non-executive directors. The chairman of the committee is former independent director Mr. Hong Yin Xing. The new chairman has not been elected following the resignation of Mr. Hong.
- The Company has formulated the "Articles for the Nomination, Remuneration and Appraisal Committee" to specify the terms of reference and responsibilities of the committee and has published its terms of reference on web sites. The Company provides sufficient resources for the committee to perform its duties. The major responsibilities of the committee are:

  (1) to regularly review the structure, number of members and composition (including skills, knowledge and experience) of the Board and to make recommendations to the Board on any intended changes;

  (2) to identify suitably qualified people for directorships and select and nominate relevant persons for directorships or to give advice to the Board in this respect;

  (3) to assess the independence of independent non-executive directors; and

  (4) to make recommendations to the Board on matters related to the appointment or re-appointment of directors and the director (particularly chairman and managing director) succession plan.
- As far as the election of an independent non-executive director is concerned, the Company will include the reasons for appointing the person and the independence statement in the notice of the general meeting and (if applicable) the shareholders' circular.
- During the year, the committee met once to propose the candidates for filling the vacancies of independent directors of the Company and to review the performance of service contracts by the directors.



A5. Responsibilities of Directors

Code principle	•	Each director is required to keep abreast of responsibilities as a Director of the issuer and of the conduct, business activities and development of the issuer.
The best corporate governance status	•	The Company has formulated the "Rules of Procedure of Board of Directors Meetings", "Articles for Committees" and "Articles for Independent Directors" to specify the responsibilities of all directors so as to ensure that all directors understand their roles and duties thoroughly.
	•	The Secretary of the Board is responsible for ensuring that all directors obtain updated statutory information on the Company's latest business development.

Compliance procedures of the Code – Code provisions and recommended best practices

Code provision	Compliance	Corporate governance procedures
• Each new director should receive an induction on the first occasion of his/her appointment to ensure that he/she has a proper understanding of his/her responsibilities under legal requirements and the regulatory policy.	Yes	• A comprehensive information package containing an introduction to the Group's operations, a brief introduction to directors' responsibilities and duties and other statutory requirements will be provided to new directors upon their appointment. • All non-executive directors will be provided reports on business progress, financial objectives, development plans and strategic plans regularly by the management. • The Secretary of the Board is responsible for ensuring that all directors obtain the latest information on the Listing Rules and other statutory requirements.
• Responsibilities of Non-executive directors	Yes	• Non-executive directors have actively participated in board meetings and served as committee members, reviewed the achievement of the Company's business objectives and provided independent opinions on the Board's decision making. • Responsibilities of Non-executive directors include: (1) Independent judgment on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct at board meetings of the issuer; (2) Take a leading and guiding role on potential conflicts of interests; (3) Serve on the audit, remuneration, nomination and other governance committees, if invited, and; (4) Scrutinize the Company's performance in achieving agreed corporate goals and objectives, and monitoring the reporting of performance.

Code provision	Compliance	Corporate governance procedures
• Each director should ensure that he/she can give sufficient time to the affairs of the Company	Yes	• All directors have worked hard and faithfully performed their duties. There was satisfactory attendance at board meetings and meetings of the various committees in 2005.
• Directors must comply with the Model Code as set out in Appendix 10	Yes	• The directors of the Company have complied with the "Model Code for Securities Transactions by Directors" as set out in Appendix 10 of the Hong Kong Listing Rules in 2005. The Board has formulated the "Model Code for Securities Transactions by Directors, Supervisors, Senior Management and the Relevant Employees" as a written guideline for the trading of securities of the Company by the relevant employees.

Recommended best practices:

- All directors will have opportunities to receive professional training arranged by the Company for them during their terms of office.
- Each director has provided information on his/her employment with other companies and other major commitments to the Company upon accepting his/her appointment.
- All non-executive directors have attended board meetings and meetings of various committees regularly and contribute their skills and expertise to the Company's decision making. Most non-executive directors have attended the Shareholders' General Meetings of the Company.

A6. Supply of and Access to Information

Code principle	•	Directors should be provided in a timely manner with appropriate information to enable them to make an informed decision and to discharge their duties and responsibilities.
The best corporate governance status	•	The Secretary of the Board is responsible for providing all information to directors, including documents of all meetings of the Board and specialized committees; providing reports on business progress, financial objectives, development plans and strategic plans regularly and the latest information on the Listing Rules and other statutory requirements; and improving the quality and timeliness of information on a continued basis.



Compliance procedures of the Code – Code provisions and recommended best practices

Code provision	Compliance	Corporate governance procedures
• Meeting documents should be sent to directors at least three days before the date of a Board or Board committee meeting.	Yes	• Meeting materials were sent to directors at least three days before the date of each Board or Board committee meeting.
• The management has the responsibility to provide sufficient timely information to the Board and its committees so that the Board can make informed decisions. Each director could have separate and independent access to the Company's senior management for making further enquiries.	Yes	• The management provided sufficient information to the Board and its committees in a timely manner. Directors could have separate and independent access to the Company's senior management for obtaining necessary information. The Board and the committees would make arrangements for relevant members of the senior management to attend their meetings and report the latest situation about operations, including the background or explanatory information on matters to be submitted to the Board for consideration, disclosure documents, budgets, forecasts and monthly financial statements and other relevant internal financial statements.
• All directors are entitled to have access to Board papers and related materials. Steps must be taken by the Issuer to respond as promptly and fully as possible to queries raised by directors.	Yes	• All Board papers and related materials have been kept by the Secretary of the Board for inspection by directors at any time. The Board and the committees have also made arrangements for relevant members of the senior management to attend their meetings and report the latest situation about operations and respond to queries.

B. Remuneration of Directors and Senior Management

B1. The Level and Make-up of Remuneration and Disclosure

Code principle	• The Company should establish a formal and transparent procedure for setting policy on executive directors' remuneration and for fixing the remuneration package for all directors. No director should be involved in deciding his/her own remuneration.
The best corporate governance status	• The Company has established the Nomination, Remuneration and Appraisal Committee, with its scope of duties including formulating and reviewing the remuneration policy and plan for the Company's directors and managers. However, other than four independent non-executive directors, the remaining directors have not received any directors' remuneration from the Company. Executive directors have received management remuneration from the Company. The remuneration for independent non-executive directors is determined with reference to the average market level. • During the year, the remuneration paid by the Company to two foreign independent directors amounted to RMB105,000 each person per year. The remuneration paid to two domestic independent directors amounted to RMB40,000 each person per year. Other than remuneration, independent directors have not received other compensation from the Company, with total compensation amounting to approximately RMB290,000.

Compliance procedures of the Code – Code provisions and recommended best practices

Code provision	Compliance	Corporate governance procedures
• The Issuer should establish the Remuneration Committee with a majority of members of the committee being independent directors.	Yes	• The Board of the Company has established the Nomination, Remuneration and Appraisal Committee whose members comprise Chang Yung Tsung, Chen Xiang Hui, Zhang Wen Sheng, Yang Xiong Sheng and Fan Chong Lai, of whom three are independent non-executive directors. The Company has formulated the "Articles for the Nomination, Remuneration and Appraisal Committee" to specify the terms of reference and responsibilities of the Committee. Its authorities and roles include: (1) formulating and reviewing the remuneration policy and plan for the Company's directors and managers; (2) determining the remuneration of executive directors and senior management. The details have been published on the web site of the Company. • Former independent non-executive director Hong Yin Xing was Chairman of the Committee. Following the resignation of Mr. Hong, the Company has appointed Fan Chong Lai as a member of the Committee. The new committee chairman has not been elected so far and will be re-elected after the new Board of Directors is formed in 2006.
• The Remuneration Committee should consult the Chairman or the CEO about their proposals relating to the remuneration of other executive directors.	No	• Other than the General Manager who serves as executive director, the Company does not have other executive directors. The General Manager receives management remuneration but not directors' remuneration.
• The responsibilities of the Remuneration Committee	Yes	• The Company has formulated the "Articles for the Nomination, Remuneration and Appraisal Committee" to specify the terms of reference and responsibilities of the Committee.
• The Remuneration Committee should make available its terms of reference and be provided with sufficient resources to discharge its duties.	Yes	• The terms of reference have been published on the Company web site. The Company will provide sufficient resources for the Committee to discharge its duties.

Recommended best practices:

- The remuneration of executive directors and senior management has been generally linked with corporate and individual performance.
- The Company has disclosed the remuneration of each director, supervisor and member of senior management with their names in the annual report and accounts.



C. Accountability and Audit

C1. Financial Reporting

Code principle	•	The Board should present a clear, comprehensive assessment of the Company's performance, position and prospects.
The best corporate governance status	•	The Board has strived to provide comprehensive information in all regular financial reports issued to shareholders so as to comply with the regulatory requirements of the stock exchanges in both Hong Kong and Shanghai and continues to improve the "Management Discussion and Analysis" section, thereby disclosing comprehensive information on the Company's production and operation, finance and project development. Meanwhile, it will also take the initiative to increase the amount of information, including information on the Company's operating environment, development strategies and corporate culture, and to enhance the corporate governance report, so as to give a comprehensive, objective, fair and clear presentation of the Group's operating management conditions and prospects.

Compliance procedures of the Code – Code provisions and recommended best practices

Code provision	Compliance	Corporate governance procedures
• The management will provide such explanation and information to enable the Board to make assessment of the relevant matters.	Yes	• The management of the Company has provided comprehensive reports on the Company's business progress, financial objectives, development plans and strategic plans to the Board at all Board meetings to enable all directors to make assessment with merits on the financial and other information submitted to them for approval.
• Directors should acknowledge their responsibilities for preparing the accounts; there should be a statement by the auditors about their reporting responsibilities in the report.	Yes	• Directors have been responsible for overseeing the preparation of annual accounts so that the accounts could give a true and fair view of the Group's results and cash flow in the relevant year. • The auditors' report stated the reporting responsibilities.
• The board should present a balanced, clear and comprehensible assessment of the Company's performance in regular reports, announcements on share price-sensitive information and other financial information required to be disclosed.	Yes	• The Board gave an objective, fair and clear presentation of the Group's position and prospects in all communications issued to shareholders.

Recommended best practices:

- Apart from issuing annual results and interim results reports, the Company has prepared and issued the results reports for the first and third quarters pursuant to the requirements of the Shanghai Stock Exchange. The Company announced and issued quarterly financial results within 30 days after the end of the relevant quarter. The information disclosed would be sufficient for shareholders to assess the performance, financial position and prospects of the Company.

C2. Internal Control

Code principle	• The board should ensure that the issuer maintains sound and effective internal control to safeguard the shareholders' investment and the issuer's assets.
The best corporate governance status	• The Board has authorized the management of the Company to establish and implement the internal control system and conduct reviews on the financial, operating and regulatory procedures from time to time to safeguard the Group's assets and shareholders' interests. Currently, the system is under further establishment and improvement.
	• The Company has established the internal audit department in the organizational structure to examine, supervise and evaluate the Company's financial position, operating and internal control activities regularly pursuant to different businesses and flows. Besides, it has appointed external audit institutions to audit the financial reports of the Company regularly pursuant to the PRC and Hong Kong accounting standards and provide independent and objective evaluations and recommendations in the form of an audit report.
	• The Company has appointed accountants with qualifications of the Hong Kong Institute of Certified Public Accountants pursuant to the requirements of the Hong Kong Stock Exchange to assist the accountants of the Company, and cooperated with the Audit Committee to audit the Company's financial reports and relevant accounts regularly and reported to the Board.

Compliance procedures of the Code – Code provisions and recommended best practices

Code provision	Compliance	Corporate governance procedures
• Directors should conduct at least once a year a review of the effectiveness of the internal control system (including financial control, operating control, compliance control and risk management functions).	Yes	• The Company has established the internal control system. In actual operation, the Company has established the internal audit department in the organizational structure to examine, supervise and evaluate the Company's financial position, operating and internal compliance control activities regularly to minimize risks pursuant to different businesses and flows. Meanwhile, the management and the financial controller of the Company will report the internal control situation to the Audit Committee and the Board each year for evaluation by all directors.



Recommended best practices:

- The Company has ensured that the information disclosed in all communications issued to shareholders are meaningful information and that the information do not contain misrepresentations, misleading statements or major omissions and is jointly and severally responsible for the truth, accuracy and integrity of the statements contained therein.

C3. Audit Committee

Code principle	• The Audit Committee should have clear terms of reference, including the establishment of arrangements for considering how it will apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the Company's auditors.
The best corporate governance status	• The Company has established the Audit Committee comprising members including Yang Xiong Sheng, Fan Yu Shu and Fang Keng. All of them have expertise and experience in financial management. All members are non-executive directors of whom two are independent non-executive directors. Independent director Mr. Yang Xiong Shen, who possesses professional qualifications and professional experience in financial management, is appointed chairman of the Committee.
	• The Audit Committee is principally responsible for supervising and implementing the internal audit system of the Company and its subsidiaries; examining the financial information and information disclosure of the Company and its subsidiaries; supervising the internal control system of the Company and its subsidiaries, including financial control and risk management; auditing material connected transactions; and communicating, supervising and reviewing the internal and external audits of the Company.
	• The Audit Committee held four meetings in 2005 at which the management and the financial controller reported on the financial position of the Company and major matters related to internal control.
	• The Audit Committee makes at least one direct contact with external auditors of the Company each year to understand the procedures and principles for the preparation of the auditors' report so as to serve as a basis for evaluation.

Compliance procedures of the Code – Code provisions and recommended best practices

Code provision	Compliance	Corporate governance procedures
• Full minutes of the Audit Committee meetings should be kept by a duly appointed secretary of the meeting and should be confirmed by all members of the Committee	Yes	• The Secretary of the Board has been responsible for compiling and keeping the minutes and relevant meeting materials of the Committee. The minutes reflected the consideration and voting situations of the meetings in an objective and detailed way and were signed by all directors attending the meetings for confirmation.
• A former partner of the existing auditors should not sit on the Audit Committee	Yes	• None of the Audit Committee members is a former partner of the external auditors.
• The terms of reference of the Audit Committee should be made available in a timely manner	Yes	• The Company has formulated the "Detailed Rules for the Operation of the Audit Committee" to specify the terms of reference and the working procedures for the Committee so as to meet the Code, requirements. This has been published on the Company's web site. The Audit Committee is principally responsible for supervising and implementing the internal audit system of the Company and its subsidiaries; examining the financial information and information disclosure of the Company and its subsidiaries; supervising the internal control systems of the Company and its subsidiaries, including financial control and risk management; auditing material connected transactions; and communicating, supervising and reviewing the internal and external audits of the Company.
• The Board should obtain opinions from the Audit Committee on the selection or removal of external auditors	Yes	• The Audit Committee makes recommendations on the selection or removal of external auditors to the Board, subject to approval at the general meeting after consideration by the Board.
• The Audit Committee should be provided with sufficient resources to discharge its duties.	Yes	• The Audit Committee may seek necessary independent professional advices pursuant to the established procedures at the costs of the Company.

Recommended best practices:

- There are members of the Audit Committee who act as main representatives between the Company and external auditors and are responsible for monitoring and coordinating the relationship between the parties.



D. Delegation by the Board

D1. Management Functions

Code principle	•	The issuer should specify matters reserved to the Board for its decision and those delegated to the management and should give directions to the management as to the matters that must be approved by the Board.
The best corporate governance status	•	The functions and duties of the Board include convening the shareholders' general meetings; making decisions on the Company's operational plans, investment proposals and establishment of the internal management organization; preparing the Company's annual budget, final accounts and profit distribution scheme; formulating corporate merger, separation, dissolution proposals and significant acquisition or sale proposals; and implementing the resolutions passed at the shareholders' general meetings.
	•	The Board may delegate part of its functions and duties to specialized committees, directors' working groups and the management and specify matters requiring approval by the Board.

Compliance procedures of the Code – Code provisions and recommended best practices

Code provision	Compliance	Corporate governance procedures
• When the Board delegates aspects of its management and administration functions to the management, it must at the same time give clear directions as to the authorities of the management	Yes	• The management is accountable to the Board of Directors. Its main functions and duties include being in charge of the Company's production and operation management, organization and implementation of the annual operational plans and investment proposals approved by the Board of Directors, and implementation of the resolutions passed by the Board of Directors. When exercising its power, the management cannot surpass its terms of reference and resolutions of Board meetings.
• The Issuer should separately identify functions reserved to the Board and those delegated to the management and conduct reviews on a regular basis	Yes	• The Company has specified the matters that required to be resolved at Board meetings in the "Detailed Rules for the Operation of General Manager".

Recommended best practices:

- The Company has specified the separate functions and duties between the Board and the management in the "Articles of Association", the "Rules of Proceedings for Board of Directors Meetings" and the "Detailed Rules for the Operation of General Manager", which have been published on the Company's web site.
- Each newly appointed director will receive a formal appointment letter specifying the major terms and conditions of the appointment.

D2. Board Committees

Code principle	•	Board committees should be formed with specific written terms of reference which deal clearly with the committees' authorities and duties.
The best corporate governance status	•	The Board of the Company has established three specialized committees, including the Strategy Committee, the Audit Committee and the Nomination, Remuneration and Appraisal Committee. The Board selects and appoints members of each committee by taking into account the expertise and experience of each director so that each committee can commence its work with high efficiency. Most members of the Audit Committee and the Nomination, Remuneration and Appraisal Committee are independent non-executive directors.
	•	Each committee has defined working articles which deal clearly with the committee's authority and duties as well as the procedures for handling matters.
	•	Meetings of all committees will be convened regularly to report their working progress and discussion results to the Board. Most members have actively participated in committee affairs. The Secretary of the Board offers comprehensive assistance to facilitate commencement of the work of all committees.

Records of Attendance of Meetings of Specialized Committees (Attendance/ Number of Meetings)

Name	Position	Strategy Committee	Audit Committee	Nomination, Remuneration and Appraisal Committee
Sheng Chang Quan	Chairman and Non-executive Director	2/2	—	—
Xie Jia Quan	Executive Director	—	—	—
Sun Hong Ning	Non-executive Director	2/2	—	—
Chen Xian Hui	Non-executive Director	2/2	—	1/1
Zhang Wen Sheng	Non-executive Director	—	—	1/1
Fan Yu Shu	Non-executive Director	—	4/4	—
Cui Xiao Long	Non-executive Director	2/2	—	—
Chang Yung Tsung	Independent Non-executive Director	—	—	0/1
Fang Keng	Independent Non-executive Director	—	2/4	—
Yang Xiong Sheng	Independent Non-executive Director	—	—	1/1
Fan Chong Lai	Independent Non-executive Director	—	4/4	—



Compliance procedures of the Code – Code provisions and recommended best practices

Code provision	Compliance	Corporate governance procedures
• The Board should specify clearly the terms of reference of the committees so that the committees can perform their duties properly	Yes	• The three committees established by the Board have adopted their respective Detailed Rules of Operation to provide guidance on their decision-making procedures and performance of duties. For the terms of reference of the committees, please see "A4. Appointment, Re-election and Removal", "B1. The Level and Make-up of Remuneration and Disclosure" and "C3. Audit Committee".
• The terms of reference of the committees should require them to report to the Board their decisions and recommendations	Yes	• The committees have reported their decisions and recommendations to the Board after each meeting and submitted to the Board for consideration the matters that required to be decided by the Board.

E. Communication with Shareholders

E1. Effective Communications

Code principle	• The Board should endeavour to maintain on-going dialogues with shareholders and in particular, by means of annual general meetings or other general meetings to communicate with shareholders and encourage their participation.
The best corporate governance status	• The Board endeavored to maintain ongoing communications with shareholders and regarded the annual general meeting as a major opportunity to contact individual shareholders. All shareholders holding shares of the Company are entitled to attend the annual general meeting.
	• The Company issues shareholders' circular at least 21 days before a general meeting. The Company issues the notice and the attached annual report, which contain the matters for consideration at the meeting and the voting procedures in detail, at least 45 days before the annual general meeting.

Compliance procedures of the Code – Code provisions and recommended best practices

Code provision	Compliance	Corporate governance procedures
• In respect of each substantially separate issue at a general meeting, a separate resolution should be proposed by the chairman of that meeting.	Yes	• Separate resolutions were proposed at the general meeting on each substantially separate issue, including the election of individual directors.
• The chairman of the Board should attend the annual general meeting and arrange for chairmen or members of the committees to be available to answer questions at the meeting.	Yes	• The chairman of the Board has attended and presided over the annual general meeting and has arranged for representatives of all committees and the management of the Company to be available to answer questions raised by shareholders at the meeting.

E2. Voting by Poll

Code principle	•	The issuer should regularly inform shareholders of the procedures for voting by poll and ensure compliance with the requirements contained in the "Listing Rules" and the "Articles of Association".
The best corporate governance status	•	The Company has formulated the "Rules of Proceedings for General Meetings" specifying the voting format and the voting procedures of General Meetings and ensured that the procedures comply with the requirements contained in the "Listing Rules" and the "Articles of Association".
	•	The Company confirmed the validity of all the voting shares present at the meeting and appointed external auditors as scrutineers and appointed lawyers to issue letters of legal opinions on the final voting results. The voting results have been published in designated newspapers and websites.

Compliance procedures of the Code – Code provisions and recommended best practices

Code provision	Compliance	Corporate governance procedures
• The procedures for voting by poll and the right of shareholders demanding voting by poll should be disclosed in the circular of the general meeting. The chairman of a meeting and/or directors who individually or collectively hold proxies should disclose the votes represented by all proxies held by directors at the meeting	Yes	• The notice of a general meeting and the attached circular contained the details of the matters for consideration at the meeting and the voting procedures. The relevant procedures were also explained at the meeting. The chairman of the meeting disclosed the voting rights represented by proxies during voting.
• Ensure the votes cast are properly counted and recorded.	Yes	• The Company appointed external auditors as scrutineers to properly count and record the valid votes. The Company appointed lawyers to issue letters of legal opinions on the final voting results.
• The chairman of a meeting should explain the procedures for voting by poll and for raising questions by shareholders before the commencement of the meeting.	Yes	• The chairman of the meeting took care of the meeting procedures and questions raised by shareholders, and conducted a poll after all shareholders had gained a full understanding of the resolutions.



(IV) The Model Code for Securities Transactions by Directors

Upon specific enquiries made to all the Directors and Supervisors of the Company, the Directors and Supervisors of the Company have complied with the provisions on securities transactions under the Model Code for Securities Transactions by Directors of Listed Companies under Appendix 10 of the Hong Kong Listing Rules. During the reporting period, the Company formulated the Standard Regulations for Securities Transactions by Directors, Supervisors, Senior Management and Relevant Employees governing the conduct of securities transactions by the relevant personnel pursuant to the Model Code.

(V) Auditors' Remuneration

At the 2004 Annual General Meeting of the Company, Deloitte Touche Tohmatsu Certified Public Accountants Co., Ltd. and Deloitte Touche Tohmatsu were appointed as the domestic and international auditors of the Company for the year 2005 respectively. In view of an increase in the audit projects and work load, the audit fees for the year increased to RMB1.3 million. The Company did not pay any other fees for non-audit services and any charges that might have affected the auditors' independence.

(VI) Information Disclosure and Investor Relations

1. Information Disclosure

In order to ensure that all shareholders be informed in an equal and comprehensive manner and to perform the Company's obligation of disclosing information faithfully, the Company truthfully, accurately and completely disclosed such information that may materially affect the decision-making of the public investors strictly in accordance with the contents and formats as required under the laws and regulations for disclosing such information. The Secretary of the Board is responsible for performing information disclosure.



During the reporting period, the Company published 4 periodic reports and 17 ad hoc announcements to disclose details on important corporate information and the progress on major matters in accordance with the requirements of the listing rules of the Shanghai and Hong Kong stock exchanges.

2. Investor Relations



Investor relations is a pro-active way for a listed company to maximize its value. The management of the Company puts a high regard on investor relations. The Company has, in strict compliance with relevant requirements, adequately disclosed its information to investors, and has enhanced communications and relations with them through various channels, which has in turn increased its transparency. The Company has formulated the "Work System of Investor Relations Management" which sets out the move-forward approach, content and scope of work and the corresponding work procedures for investor relations management.

During the reporting period, the Company disclosed important information and matters which may affect investors' interests by issuing periodic and ad hoc announcements, aiming at raising its standards on information disclosure. It also fully utilized the Company's website to regularly announce relevant operating activities and information to update investors on the latest developments of the Company.

Moreover, the Company emphasizes two-way and interactive communications with investors. During the year, the Company held two roadshows for results announcements, and participated in various major marketing activities for investors. It has received analysts and senior representatives from large reputable fund management companies, both from China and overseas numbering more than 70 companies or 100 persons. During the year, the Company also invited nearly 20 international investors and analysts and more than 10 journalists from financial media in Hong Kong to pay on-site visits to the Company's assets. The Company also keeps close contact with domestic and foreign news media and institutional investors through various means such as press conferences, analysts' conferences and teleconferences.

The Company, through active investor relations programs, aims at increasing its transparency, enhancing communications, increasing investors' understanding of and trust in our businesses. It also aims at building investors' confidence in our future developments and promoting market recognition and support to the Company, so that the Company's business development potential and actual value will be fully reflected in the market.

As at the end of the reporting period, the closing price of the Company's circulating A shares was RMB6.38 per share, with the total market capitalization of circulating A shares amounting to RMB957 million. The closing price of H shares was HK$4.375 per share, with the total market capitalization of H shares amounting to HK$5.346 billion.

Changes in Share Capital and Shareholders



(I) Number of Shareholders at the End of the Reporting Period

Unit: Shares

Share capital structure	Before change	Placement	Bonus share	Shares transferred from reserve fund	Increase	Others	After change
I. Shares not in circulation							
1. Promoter's shares	3,381,214,600	—	—	—	—	—	3,381,214,600
Including:	—	—	—	—	—	—	—
State-owned shares	2,781,743,600	—	—	—	—	—	2,781,743,600
Domestic legal person shares	599,471,000	—	—	—	—	—	599,471,000
Overseas legal person shares	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—
2. Subscriber legal person shares	284,532,900	—	—	—	—	—	284,532,900
3. Internal staff shares	—	—	—	—	—	—	—
4. Preference shares or others	—	—	—	—	—	—	—
Sub-total of shares not in circulation	3,665,747,500	—	—	—	—	—	3,665,747,500
II. Shares in circulation							
1. RMB ordinary shares	150,000,000	—	—	—	—	—	150,000,000
2. Domestic listed foreign shares	—	—	—	—	—	—	—
3. Overseas listed foreign shares	1,222,000,000	—	—	—	—	—	1,222,000,000
4. Others	—	—	—	—	—	—	—
Sub-total of shares in circulation	1,372,000,000	—	—	—	—	—	1,372,000,000
III. Shares in total	5,037,747,500	—	—	—	—	—	5,037,747,500

Note: During the reporting period, there has been no change in total number of shares or in the shareholding structure of the Company.

(II) Share Issues and Listings

1. The Company issued 1,222 million H shares at HK$3.11 (RMB3.33) per share which were listed on the Hong Kong Stock Exchange on 27th June 1997.

2. The Company issued 150 million domestic public shares (A shares) to domestic investors at the issue price of RMB4.20 per share. The issue of shares was successfully launched from 22nd December to 23rd December 2000 by means of online pricing issue and placing to investors from the secondary market. The shares were listed on the Shanghai Stock Exchange on 16th January 2001.

3. The Company's Sponsored Level I ADR was effective on 23rd December 2002 and the shares have been traded in the over-the-counter market in the United States.

(III) Shareholdings of Major Shareholders

1. Number of Shareholders at the End of the Reporting Period

As at 31st December 2005, there were a total of 26,128 shareholders registered on the registers of members of the Company, of whom 25,319 were domestic shareholders and 809 were foreign shareholders.



2. Shareholdings of Major Shareholders

(I) As at 31st December 2005, shareholdings of the top ten shareholders of the Company were as follows:

Rank	Name of shares shareholders	Number of shares held at the end of the period	Change during the period (+/-)	Shareholding proportion in the total share capital (%)	Category of the shares held
1	Jiangsu Communications Holdings Company Ltd.	2,781,743,600	—	55.22	State-owned shares
2	Huajian Transportion Economic Development Centre	597,471,000	—	11.86	Stated-owned legal person shares
3	HSBC Halbis Partners (Hong Kong) Limited	159,892,000	159,892,000	3.17	H shares
4	Sumitomo Mitsui Asset Management Limited	97,302,000	(2,246,000)	1.93	H shares
5	JPMorgan Chase & Co.	71,115,500	—	1.41	H shares
6	Genesis Fund Managers, LLP	58,576,000	58,576,000	1.16	H shares
7	Huaxia Securities Co., Ltd.	21,160,000	—	0.42	Social legal person shares
8	Galaxy Securities Co., Ltd.	17,201,566	(10,085,906)	0.34	A shares
9	Shenyin Wanguo Securities Co., Ltd.	14,450,000	—	0.29	Social legal person shares
10	Shanghai Haiji Property Development Company Limited (上海海基物業發展有限公司)	14,150,000	—	0.28	Social legal person shares

Note: Connection between the top ten shareholders:

(a) The Company is not aware whether the top ten shareholders are connected to each other or acting in concert.

(b) During the reporting period, there were no connected persons, strategic investors or general legal persons who have become one of the top ten shareholders of the Company as a result of the placing of new shares.

(c) The Form 2, which was submitted by Genesis Fund Managers, LLP to Hong Kong Stock Exchange on 1st April 2006, stated that the company has held the relevant equity interest since 4th July 1997.

(2) Controlling shareholders -Jiangsu Communications Holdings Co., Ltd.

Jiangsu Communications Holdings Co., Ltd. ("Communications Holdings"), the Company's controlling shareholder, was established on 15th September 2000. Communications Holdings held 2,781,743,600 shares of the Company, representing approximately 55.22% of the total share capital of the Company.

Communications Holdings was incorporated with the capital from the provincial government of Jiangsu Province, which has authorized the former as an operating unit of State-owned assets with investment nature and as an investing organ. Its legal representative is Mr. Shen Chang Quan. Its registered capital amounted to RMB4.6 billion. On 15th September 2004, Communications Holdings merged with Jiangsu Communications Industrial Group Co., Ltd. (江蘇交通產業集團有限公司), another investing organ of transportation in Jiangsu Province. After the merger, it applied for the registration of industrial and commercial changes and at present, its registered capital amounted to RMB16.8 billion. To such extent as authorized by the provincial government, the company is engaged in the operation and management of State-owned assets; investment, construction, operation and management of transport infrastructure, transports and other related sectors; collection of tolls from vehicles according to the relevant rules; and industrial investment and domestic trading within the scope of authorization of the provincial government.

The ownership and controlling relationship between the Company and the de facto controller:


Jiangsu Communications Holdings Company Ltd.
55.22%
The Company

(3) Shareholders holding 10 percent or more domestic shares – Huajian Transportation Economic Development Centre

Name of shareholder	Huajian Transportation Economic Development Centre
Legal representative	Fu Yu Ning
Date of incorporation	18th December 1993
Registered capital	RMB500,000,000
Corporate nature	People's ownership
Shareholding	11.86%
Scope of business	Its principal businesses are investment and management of roads, docks, ports and ocean passages; research and development of new technologies, new products and new materials related to transport infrastructure and the sale of the relevant products, and so forth.



3. **As at 31st December 2005, shareholdings of the top ten holders of shares in circulation are as follows:**

No.	Name of Shareholders	Number of shares held at the end of the period (shares)	Type of shares
1	HSBC Halbis Partners (Hong Kong) Limited	159,892,000	H shares
2	Sumitomo Mitsui Asset Management Company, Limited	97,302,000	H shares
3	JPMorgan Chase & Co.	71,115,500	H shares
4	Genesis Fund Managers, LLP	58,576,000	H shares
5	Galaxy securities Co., Ltd.	17,201,566	A shares
6	Industrial and Commercial Bank of China – Nuoan Balanced Securities Investment Fund (中國工商銀行－諾安平衡證券投資基金)	13,430,891	A shares
7	Winner Glory Development Ltd	12,000,000	H shares
8	Bank of China – Jiashi Value-added Servicing Industry Securities Investment Fund (中國銀行－嘉實服務增值行業證券投資基金)	9,243,263	A shares
9	Bank of China – Haifutong Income Growth Securities Investment Fund (中國銀行－海富通收益增長證券投資基金)	8,880,000	A shares
10	Industrial and Commercial Bank of China – Dongwu Jiahe Performance Selected Portfolio Open-ended Securities Investment Fund (中國工商銀行－東吳嘉禾優勢精選混合型開放式證券投資基金)	5,532,730	A shares

Notes: The Company is not aware whether the top ten holders of listed shares of the Company are connected to each other or acting in concert.

The Company is not aware of whether or not there are connected relationships between the top ten holders of shares in circulation and the top ten shareholders.

4. **As at 31st December 2005, as far as the Company is aware, the following individuals or companies held 5% or more of the interests and short positions in the shares or underlying shares of the Company as recorded in the register required to be maintained under the Securities and Futures Ordinance of Hong Kong ("SFO"):**

Name	Capacity	Direct Interests	Number of H Shares	Percentage of H Shares (total shares)
HSBC Halbis Partners (Hong Kong) Limited [1]	Interests in controlled corporation	No	159,892,000	13.08 (3.17)
Sumitomo Mitsui Asset Management Company, Limited [2]	Interests in controlled corporation	No	97,302,000	7.96 (1.93)
Sumitomo Life Insurance Company [2]	Interests in controlled corporation	No	85,352,000	6.98 (1.69)
JPMorgan Chase & Co. [3]	Interests in controlled corporation	No	71,115,500	5.82 (1.41)
Affiliated Managers Group Inc. [4]	Interests in controlled corporation	No	58,576,000	5.36 (1.16)
Genesis Fund Managers, LLP [4]	Beneficial owner	Yes	58,576,000	5.36 (1.16)

Notes:

(1) HSBC Halbis Partners (Hong Kong) Limited was deemed to hold interest in the shares in the capacity of an investment manager. In its Form 2, which was submitted by HSBC Halbis Partners (Hong Kong) Limited to the Hong Kong Stock Exchange on 1st April 2006, it was stated that its parent company is HSBC Holdings plc.

(2) Sumitomo Life Insurance Company was the controlling shareholder of Sumitomo Mitsui Asset Management Company, Limited which was deemed to hold interest in the shares. Sumitomo Mitsui Asset Management Company, Limited was deemed to hold interest in the shares in the capacity of an investment manager.

(3) JPMorgan Chase & Co. was deemed to hold interest because of its controlling interests in the following corporations:

(i) 65,566,900 shares (reported as lending pool) held by JPMorgan Chase Bank, N.A. (a 100% subsidiary);

(ii) 5,548,600 shares held by J.P. Morgan Whiterfriars Inc., (a 100% subsidiary).

(4) Same equity interest. In the Form 2 submitted by Genesis Fund Managers, LLP to Hong Kong Stock Exchange on 4th January 2006, it stated that the company has held the relevant equity interest since 4th July 1997. Its Managing Partner is Affiliated Managers Group Inc.

Save as disclosed above, as far as the Company is aware, as at 31st December 2005, there was no person who was required to make disclosure under the SFO.



(IV) Purchase, Sale and Redemption of Shares of the Company

As at 31st December 2005, there was no purchase, sale or redemption of the Company's shares by the Company or any of its subsidiaries.

(V) Pre-emption Rights

In accordance with the laws of the People's Republic of China and the Company's articles of association, no pre-emption rights were granted by the Company pursuant to which the Company would have been required to offer new shares to existing shareholders in proportion to their shareholdings.

(VI) Public Float

As at 31st December 2005 and 7th April 2006 (the latest practicable date of this disclosure statement), the Company complied with the 25% public float requirement under the Rules Governing the Listing of Securities on Hong Kong Stock Exchange.



Directors, Supervisors, Senior Management and Staff

(I) General Information

Names	Gender	Age	Position with the Company	Term of office
Shen Chang Quan	M	58	Chairman	From May 2003 to 2006
Xie Jia Quan	M	55	Executive Director, General Manager	From June 2004 to 2007
Sun Hong Ning	M	45	Non-executive Director	From May 2003 to 2006
Chen Xiang Hui	M	43	Non-executive Director	From May 2003 to 2006
Zhang Wen Sheng	M	59	Non-executive Director	From May 2003 to 2006
Fan Yu Shu	F	54	Non-executive Director	From May 2003 to 2006
Cui Xiao Long	M	45	Non-executive Director	From May 2003 to 2006
Chang Yung Tsung	F	74	Independent Non-executive Director	From May 2003 to 2006
Fang Keng	M	68	Independent Non-executive Director	From May 2003 to 2006
Yang Xiong Sheng	M	46	Independent Non-executive Director	From May 2003 to 2006
Fan Chong Lai	M	44	Independent Non-executive Director	From May 2005 to 2008
Zhou Jian Qiang	M	53	Chairman of the Supervisory Committee	From May 2003 to 2006
Zhang Cheng Yu	M	55	Supervisor	From May 2003 to 2006
Ma Ning	F	49	Supervisor	From May 2003 to 2006
Wu Yu Jun	M	43	Supervisor representing staff	From May 2003 to 2006
Shang Hong	F	43	Supervisor representing staff	From July 2004 to 2007
Wu Zan Ping	M	42	Deputy General Manager	From December 2003 to December 2006
Qian Yong Xiang	M	42	Deputy General Manager	From January 2004 to January 2007
Liu Wei	F	50	Chief Financial Officer	From December 2003 to December 2006
Yao Yong Jia	M	42	Secretary to the Board of Directors	From December 2003 to December 2006
Lee Wai Fun, Betty	F	45	Company Secretary (Hong Kong)	From June 2005 to May 2006

Notes:

1. *During the reporting period, the directors, supervisors and senior management did not hold any shares of the Company, including their spouses or children under 18 years of age or their relatives or their controlled entities or trusts with 30% equity interests or above.*

2. *The directors and the senior management of the Company are not associated or related.*



(II) Information of Directors and Supervisors Working in Shareholders' Companies

Name	Employer	Title	Term of Office
Shen Chang Quan	Communications Holdings	Chairman	From January 2001 up to now
Sun Hong Ning	Communications Holdings	Deputy General Manager	From May 2003 up to now
Chen Xiang Hui	Communications Holdings	Deputy General Manager	From May 2003 up to now
Zhang Wen Sheng	Huajian Transportation Economic Development Centre	Deputy General Manager	From November 1998 up to now
Fan Yu Shu	Communications Holdings	Director of Financial Auditing Department	From December 2002 up to now
Cui Xiao Long	Communications Holdings	Director of Operational	From February 2002 up to now
Zhou Jian Qiang	Communications Holdings	General Manager	From November 2000 up to now
Zhang Cheng Yu	Communications Holdings	Director of Human Resources Department	From January 2002 up to now
Ma Ning	Huajian Transportation Economic Development Centre	Assistant Manager of Planning and Finance Department	From September 1998 up to now

(III) Emoluments for the Year

The emoluments for directors, supervisors and other senior management are recommended by the Board, approved by the Nomination, Remuneration and Appraisal Committee under the Board in accordance with the relevant requirements and the Company's actual circumstances, considered and approved at the general meeting of the Company and finalized with their salary agreements entered into with the Company. The Company's four independent directors received emoluments for independent directors for year 2005. The rest of the directors and supervisors (including those working for the Company) did not receive emoluments for directors or supervisors. The directors and supervisors holding positions witht the Company received management remunerations based on their specific management positions.

1. The annual allowances paid for each of the two overseas independent directors and each of the two domestic independent directors by the Company were equivalent to approximately RMB105,000 (2004: RMB106,000, differences due to changes in foreign exchange) and RMB40,000 respectively during 2005. Apart from the above-mentioned allowances, the independent directors did not receive any other remuneration from the Company. The total remuneration amounted to approximately RMB290,000. Other directors and supervisors did not receive emoluments and allowances from the Company.

2. The emoluments of the Company's senior management (including deputy general manager, financial controller and secretary to the Board) comprised salaries of the position held, performance bonus and fringe benefits. Fringe benefits comprised pension scheme contribution and various social insurance scheme. There were no housing allowances or other allowances.

3. Directors and supervisors who received remunerations from shareholders' companies included: Mr. Shen Chang Quan, Mr. Zhang Wen Sheng, Mr. Sun Hong Ning, Mr. Chen Xiang Hui, Ms. Fan Yu Shu, Mr. Cui Xiao Long, Mr. Zhou Jian Qiang, Mr. Zhang Cheng Yu and Ms. Ma Ning.

Details of remunerations received by the directors, supervisors and senior management

RMB'000

Personnel	Remuneration of directors or supervisors	Management remuneration	Total
Directors			
Shen Chang Quan	—	—	—
Xie Jia Quan	—	310	310
Zhang Wen Sheng	—	—	—
Sun Hong Ning	—	—	—
Chen Xiang Hui	—	—	—
Fan Yu Shu	—	—	—
Cui Xiao Long	—	—	—
Independent directors			
Chang Yung Tsung	105	—	105
Fang Keng	105	—	105
Yang Xiong Sheng	40	—	40
Fan Chong Lai*	20	—	20
Hong Yin Xing*	20	—	20
Supervisors			
Zhou Jian Qiang	—	—	—
Zhang Cheng Yu	—	—	—
Ma Ning	—	—	—
Shang Hong	—	172	172
Wu Yu Jun	—	172	172
Senior Management			
Wu Zan Ping	—	248	248
Qian Yong Xiang	—	217	217
Liu Wei	—	198	198
Yao Yong Jia	—	171	171
Lee Wai Fun, Betty	—	—	—
Li Da Peng*	—	124	124
Total	290	1,612	1,902

* *During the year, the terms of offices of independent directors Mr. Hong Yin Xing and Mr. Fan Chong Lai were both half year and they received half of the independent directors' fees.*

* *Mr. Li Da Peng, the former deputy general manager of the Company, resigned on June 2006. His annual remuneration referred to his salary during his term of office.*



(IV) Changes in Directors, Supervisors and Senior Management

Mr. Hong Yin Xing, independent director of the Company, has resigned since the 2004 annual general meeting due to his appointment as a State civil servant. The Company has appointed Mr. Fan Chong Lai as independent non-executive director. His term of office started from the date of the 2004 annual general meeting until the date of the 2007 annual general meeting.

In June 2005, Mr. Li Da Peng, deputy general manager of the Company, resigned from the management position of the Company due to job change. The Company expressed sincere thanks to Mr. Li for his great contribution during his term of office.

In August 2005, the Company appointed Ms. Liu Wei as Financial Controller.

(V) Other Information of Directors, Supervisors and Senior Management

Directors' and Supervisors' contracts

Apart from the employment contract of Mr. Xie Jia Quan, each of the directors and supervisors has entered into a service contract with the Company. The content of these contracts was primarily the same. The terms of these contracts started from the date of the 2003 annual general meeting (or the appointment date) until the date of the annual general meeting to be held in 2006. The Company, the directors or the supervisors can terminate the contracts by giving not less than three months prior notice in writing to the other party. Save as the above-mentioned, none of the directors or supervisors has entered into or has proposed to enter into any service contracts with the Company expiring or determinable by the employer within one year with payment of compensation (other than statutory compensation). The Company was not required to pay compensation to any director for the reason that the directors intended to be re-elected in the next annual general meeting but their service contracts have not expired.

Interests of Directors and Supervisors in Contracts

The Company was not aware of any material contracts in which any directors or supervisors held direct or indirect interests or had significant direct or indirect conflict of interests.

The Statement and Undertaking of Directors, Supervisors and Senior Management

During the reporting period, the directors, supervisors and senior management of the Company have signed statements and letters of undertaking in accordance with the listing requirements of the Shanghai Stock Exchange.

Dealings in Securities by Directors, Supervisors and Senior Management

During the reporting period, there was no record showing that any directors, supervisors or senior management or any of their associates held any interests in the registered capital of the Company and its subsidiaries or associates being disclosable under the SFO or the Model Code for Securities Transactions by Directors of Listed Companies.

During the year, none of the directors, supervisors, senior management or any of their respective associates (including their spouses and children under 18) were granted any interests under any arrangement to subscribe for the equity or debenture of the Company, its subsidiaries or its associates.

(VI) Profiles of Directors, Supervisors and Senior Management

Directors

Mr. Shen Chang Quan, born in 1948, economist, is chairman of the Board of the Company. Mr. Shen had been the head and the party secretary of Wu County since 1981, and a deputy mayor of Suzhou City since 1992. He was in charge of urban and communications developments of Suzhou City for a long time and was responsible for the development of the Suzhou City New Technology Development Zone from 1992 to 1997. He has extensive experience in engineering and management. He has been the chairman of the board of Communications Holdings since January 2001.

Mr. Xie Jia Quan, born in 1951, is the director and the general manager of the Company. He is a university graduate and a senior engineer with post-graduate grade, Mr. Xie was a technical staff and an assistant at Jiangsu Communications Planning and Design Institute in 1978, and deputy head of the Planning Department of Jiangsu Communications Bureau in 1985. He was deputy head of the Engineering Department of Jiangsu Expressway Construction Command Office in 1992, head of its Planning Department, deputy chief engineer and then the site commander and deputy chief commander. He has been the deputy commander of the expansion project command office of the Company since August 2003. He has assumed the position of general manager of the Company since December 2003. Mr. Xie has long been engaged in the management of communication construction and management of expressway operation. Mr. Xie is a senior expert with substantial experience in expressway construction and management.

Mr. Zhang Wen Sheng, born in 1947, senior economist, is a director of the Company. Mr. Zhang started working at the Tianjin Port in 1968. In 1974, he joined the Ministry of Communications where he has been secretary of general office, deputy director of Production Regulatory Bureau, deputy director of Enterprise Administrative Bureau, director of the System Reformation Office, director of the System Regulatory Office and assistant supervisor and so forth, underscoring his longstanding involvement in communication administration. In 1998, he became the deputy general manager of Huajian Transportation Economic and Development Centre. Currently, he is also the vice chairman of Northeastern Expressway Co., Ltd., Sichuan Expressway Co., Ltd. and Guangxi Wuzhou Communications Co. Ltd. and a director of Anhui Expressway Co., Ltd. Mr. Zhang has extensive experience in the research of corporate laws and business management.

Directors, Supervisors, Senior Management and Staff



Mr. Sun Hong Ning, born in 1961, EMBA, is a director of the Company. Mr. Sun had been deputy division head at Jiangsu State Secrecy Bureau since 1994. He was secretary of general office at the Jiangsu Provincial Party Committee in 1995, secretary of general office of the Jiangsu Provincial Government in 2001; and director and deputy general manager of Communications Holdings in 2003. Mr. Sun is also vice chairman of Jiangsu Sujiahang Expressway Co., Ltd., a director of Huatai Securities Co. Ltd. and a director of Jinling Hotel Co. Ltd. He has substantial experience in business and management.

Mr. Chen Xiang Hui, born in 1963, with a Bachelor degree in industrial engineering and an MBA, post-graduate grade senior engineer, is a director of the Company. Mr. Chen has been involved in communications construction management and expressway operation management for a long time. Mr. Chen was deputy director of the Project Quality Supervisory Section of Jiangsu Communications Department, a director of Jiangsu Ninglian Ningtong Management Office and general manager of the Company. Mr. Chen is currently director and deputy general manger of Communications Holdings. He is vice chairman of the Jiangsu Young Businessmen Association, deputy secretary general of the Expressway Operations Management Association of China's Academy of Highways and a standing committee member of the Expressway Operations Committee of Jiangsu Academy of Highways.

Ms. Fan Yu Shu, born in 1952, is a director of the Company. She is tertiary educated and an accountant. Ms. Fan was a manager of Transportation Business Department of Jiangsu Leasing Company and a vice manager of Jiangsu Communications Investment Corp. She is a director of the Finance Department of Communications Holdings, a director of Jiangsu Yangtze Bridge Co., Ltd and Jiangsu Guangjing Xicheng Expressway Co., Ltd., and vice chairman of the Jiangsu Communications Accountant Association. She has more than 20 years of experience in finance and accounting management.

Mr. Cui Xiao Long, born in 1961, university graduate, senior economist, is a director of the Company. Mr. Cui had been working in the Jiangsu Communications Bureau since 1984. He was the section chief of Finance Division, the deputy general manager of Jiangsu Communications Investment Corp. and director of Investment and Development Department at Communications Holdings. Mr. Cui is director of the Operational Safety Department at Communications Holdings and holds the position of director of Toll Management Centre of Expressway Network of Jiangsu Province concurrently. He is also deputy secretary general of Communications Enterprise Association of Jiangsu Province. He has approximately 20 years of experience in corporate management and finance management.

Ms. Chang Yung Tsung, Alice, born in 1932, is an independent non-executive director. She was a member of the Preparatory Committee for the Hong Kong Special Administrative Region, a standing committee member of the National Committee of the Chinese People's Political Consultative Conference, an advisor for the Hong Kong & Macau Affairs Office and the Xinhua News Agency (Hong Kong Branch) and chairperson of the Business Enterprise Management Centre of the Hong Kong Management Association. She is also managing director of Taching Petroleum Co. Ltd., president of Yung Shing Enterprise Co., the China senior advisor for Tlefonaktiebolaget LM Ericsson, the director of Nanjing Ericsson Panda Communications Co., Ltd., the director of Beijing SE Putian Mobile Communications Co., Ltd., chairman of Shanghai Overseas Chinese Commercial Centre Co., Ltd., and chairman of Jiangsu Hong Kong Aero Enterprise Ltd. Ms. Chang has decades of experience in business development and investment. Ms. Chang has been awarded the Insignia of the Commander of the Royal Order of the Polar Star bestowed by His Swdish Majesty King Carl Gustav XVI of the Kingdom of Sweden and the Gold Bauhinia Star of the Hong Kong Special Administrative Region.

Mr. Fang Keng, born in 1938, is an independent non-executive director of the Company, originated from Shanghai, graduated from Massachusetts Institute of Technology in the USA with a chemical engineering master's degree in 1960s. He is chairman of Jiangsu Trendy Supermarket Company, chairman of Fang Brothers Knitting Ltd., and a committee member of the National Committee of the Chinese People's Political Consultative Conference. He also undertakes many other key positions in major industrial or commercial associations, such as the Honorary Chairman of Textile Council of Hong Kong and Hong Kong Wollen & Synthetic Knitting Manufacturers Association Limited and a member of the Textile Advisory Board.

Mr. Yang Xiong Sheng, born in 1960, is an independent director of the Company and a tutor for doctoral candidates. Mr. Yang became research office director of Jiangsu Lianyungang Finance School in 1981 before joining the Lianyungang Audit Bureau in 1987. In 1994 he was posted to the accounting department of Nanjing University, where he has been department head since 1999, underpinning his profound expertise in the accounting profession.

Mr. Fan Chong Lai, born in 1962, is an independent director of the Company, a tutor for doctoral candidates and a renowned economist nationwide. Mr. Fan was a teaching assistant of the Economics Faculty of the Business School at Nanjing University in 1983 and a lecturer in 1988. He has been professor and department head of the Economics Faculty of the Business School at Nanjing University since 1996. Mr. Fan is currently deputy dean of the Business School at Nanjing University, vice chairman of Jiangsu Finance Association and vice chairman of the Jiangsu Investment Association. Mr. Fan has long been engaged in teaching and research of monetary finance, corporate finance and capital markets. He is knowledgeable in economic theories. He has received numerous national awards honouring his contribution as an expert. In 2003, he was awarded the "National Higher Education Professional" by the State's Education Department.



Supervisors

Mr. Zhou Jian Qiang, born in 1953, senior economist and senior engineer, graduated in 1985 with a master's degree, is chairman of the supervisory committee of the Company. Mr. Zhou has joined the Jiangsu Provincial Planning Economy Committee since 1985 and then director; he was deputy general manager of Jiangsu ITIC in 1997; deputy director of Jiangsu Provincial Planning Economy Committee in 1999; and vice chairman and general manager of Communications Holdings since January 2001. Mr. Zhou has been involved in investment management, finance and securities for a long time, and has extensive experience in operation and management.

Mr. Zhang Cheng Yu, born 1951, tertiary educated, senior economist and a supervisor of the Company. Mr. Zhang has been deputy general manager, deputy secretary of the Communist Party Commission, general manager and secretary of the Communist Party Commission of Yangzhou Motoring Corporation since 1985. He became deputy head of the Communications Bureau of Yangzhou City in 1996 and then joined Jiangsu Yangtze Bridge Co., Ltd. as deputy general manager in January 2001. In July 2001, he became general manager of Jiangsu Ningjingyen Expressway and in January 2002, he became personnel director of Communications Holdings. Mr. Zhang has extensive experience in financial and transport management.

Ms. Ma Ning, born in 1956, tertiary educated, accountant, is a supervisor of the Company. She is currently deputy manager of the Finance Department of Huajian Centre. Ms. Ma had been an accountant in the finance department of the Ministry of Communications since 1975 and an accountant of China Association of Navigation since January 1990. She has been working for Huajian Centre since June 1994 and is now deputy manager of the Planning and Finance Department.

Mr. Wu Yu Jun, born in 1963, university graduate with two bachelor's degrees, senior engineer, is a supervisor of the Company. Mr. Wu worked at the Suzhou Communications Engineering Management Department in 1991, then at the Suzhou Expressway Command Office in 1992 and became chief of the engineering department of the Command Office in 1993. Since 1997, Mr. Wu was deputy head of the Suzhou Management Office of the Company, and has been the Company's human resources manager since 2002. Mr. Wu has been engaged in transport management work for a long time and has substantial experience in highway development and operations management of enterprises.

Ms. Shang Hong, born in 1963, university graduate and senior engineer, is a supervisor of the Company. Ms. Shang taught in the Civil Engineering Department of Nanjing Jinling Vocational University from July 1985 to May 1993. She was an engineer of the Engineering Department of Jiangsu Expressways Command Office from June 1993 to September 1996. She was deputy head of the Planning Division of the Manager Department of the Company in September 1996, head of the Planning Division of the Securities Department of the Company in May 2000 and deputy manager of the Investment Development Department of the Company. She has been the manager of the Investment Development Department since January 2004 until now.

Other Senior Management

Mr. Wu Zan Ping, born in 1964, university graduate, senior engineer, is deputy general manager of the Company. Mr. Wu joined the Company in August 1992. He was deputy director and director of the Jiangsu Expressways Command Office and deputy director, manager and assistant to the general manager of the Engineering and Technology Department of the Company. He has been involved in the management of transportation projects for more than 10 years.

Mr. Qian Yong Xiang, born in 1964, with a master's degree in industries and an MBA, is deputy general manager of the Company. He taught at Southeast University from 1987 to 1992. He joined the Company in 1992 and has been head of the Planning Section and deputy manager of the Investment and Securities Department. Mr. Qian has long been involved in strategies studies of the transport industry, the Company's investment analysis and management, project construction and operational management.

Ms. Liu Wei, born in 1956, university graduate, senior accountant, is financial controller of the Company. Ms. Liu joined the Company in August 1992. She had been the deputy section chief of the Planning Division of the Communications Department of Jiangsu Province, the person-in-charge of the Finance Department of the Jiangsu Roads & Bridges Construction Co. and the section chief of the Finance Division of the Jiangsu Expressways Command Office. Ms. Liu was also the deputy division chief and the manager of the Finance Department of the Company. She has been working in the economic and financial management for 20 years and has extensive experience in the areas.

Mr. Yao Yong Jia, born in 1964, with a master's degree, senior engineer, is secretary to the Board. Mr. Yao joined the Company in August 1992. He has been a section chief of the Communications Design and Planning Institute of Jiangsu Province, the Jiangsu Expressways Command Office and the Securities Department, as well as the director of the secretariat to the Board of the Company. Mr. Yao has extensive experience and he has been engaging in project management, investment analysis, financing and securities.

Ms. Lee Wai Fun, Betty, born in 1961, is secretary to the Board in Hong Kong. She obtained a professional diploma in company secretaryship and adminstration from the Hong Kong Polytechnic (presently the Hong Kong Polytechnic University) in 1983. She is a chartered secretary in Hong Kong. She is a member of the Institute of Chartered Secretaries and Administrators and the Hong Kong Institute of Company Secretaries.



(VII)Information on the Staff of the Company

As at 31st December 2005, the Company had 2,837 staff, including 333 administrative staff, 67 finance staff, 82 technical staff and 2,504 production staff. Staff with professional qualifications accounted for 10% of the total number, while staff graduated from universities and tertiary institutions accounted for 34% of the total number.

1. Staff salaries and fringe benefits policies

Staff salary

The Company employs its staff either through the signing of labour contract or service agreement. The aggregate staff remuneration shall be approved by the Board. The current remuneration system is one in which salaries are determined based on technical skills. Staff salaries are determined on the basis on the appraisals when renewing their employment contracts. During 2005, the aggregate salaries actually utilized by the Company amounted to RMB93,869,000.

As the end of 2005, the Company has reformed the current remuneration system. The salaries policy based on technical skills will be change to a position salaries system based on performance results. This system will be implemented in 2006.

Staff housing subsidies

Staff housing subsidies were provided by way of lump-sum payments. Housing subsidies in lump sums were paid to the staff who entered the Company before 30th November 1998 for a service term of at least five years and not yet offered staff quarters, and the staff with staff quarters area not up to the stipulated standards. The subsidies were directly charged to the current operating expenses. The Company paid RMB8,257,000 in staff housing subsidies in 2005.

Staff insurance scheme

The Company participates in the central retirement and pension fund scheme administrated by the State. The Company is required to make an annual contribution equivalent to 21% of employees' salaries and the proportion of individual employees' contribution was 8%. The Company has paid in full its required contributions to pension fund and in 2005, the total amount paid was RMB13,880,000, which was included in the operating expenses of the Company. The retirement fund administered by the State shall undertake the pension payment to the Company 's retired employees.

The basic medical insurance scheme of the Company's staff was in accordance with the Implementation Opinion on Staff Medical Insurance Scheme Reforms promulgated by the Jiangsu Provincial Government. The payment ratio is capped at 9% of the total wages of the Company's staff. This expense was charged against operating expenses. Besides, the Company has purchased the labour injury insurance, unemployment insurance and pregnancy insurance policies for its staff pursuant to the State requirements. In order to enhance fringe benefits for staff, the Company took out a supplementary medical insurance and accident insurance policies for its staff from a commercial insurance company.

The Company paid RMB6,200,000 in the aggregate insurance expenses for its staff in 2005.

Corporate Annuity Scheme

A corporate annuity scheme has been implemented since 2005, designed for establishing a sound incentive mechanism within the Company so as to mobilize the enthusiasm of employees and improve their living standards after retirement. Both the Company and eligible incumbent employees will make a contribution to the scheme at a percentage mutually agreed upon. A special account and an annuity fund have been set up. The annual contributions by the Company represent 1/12 of the total amount of salaries approved in the previous year. Contributions by individual employees represent 10% of the contributions which the Company makes to those individual employees. In 2005, the Company's contributions to the annuity scheme for its employees totaled RMB6,147,000 which was charged as costs of the reporting period.

2. Staff education and training

The Company emphasises staff education and training. In order to improve the education and training system, the Company commenced a practical, pragmatic and effective training scheme with specific goals. Training topics include enhancing the integrative management level of management staff, enhancing staff position skills, continuing education for professional technical staff and work-related certificate courses for special skills. We aim at raising our staff's overall capabilities, enhancing team spirit and pursing the long-term development goals. In 2005, various departments and divisions of the Company have organised a total of 14 training programmes on special topics, with 572 participants. Functional staff was trained with position skills by way of on-the-job training, technical skill competition, experience sharing and so forth. The production staff training ratio reached 100%.



(I) 2004 Annual General Meeting

The 2004 annual general meeting of the Company was convened on 18th May 2005. Resolutions of the meeting were published in China Securities Journal, Shanghai Securities News, Hong Kong's South China Morning Post and Hong Kong Economic Times on 19th May 2005.

(II) 2005 First Extraordinary General Meeting

The 2005 first extraordinary general meeting of the Company was convened on 9th September 2005. Resolutions of the meeting were published in China Securities Journal, Shanghai Securities News, Hong Kong's South China Morning Post and Hong Kong Economic Times on 12th September 2005.



(I) Meetings Held by the Supervisory Committee During the Reporting Period

In strict accordance with the Company Law, the Listing Rules, the Articles of Association and the Rules of Proceedings for Supervisory Committee Meetings and by observance of the principle of good faith, all members of the Company's Supervisory Committee have faithfully discharged their duties in a positive and cautious manner during the year 2005 for the purpose of safeguarding the lawful interests of the Company and its shareholders.

The Secretary to the Board is also the secretary to the Supervisory Committee who is responsible for the daily affairs of the Supervisory Committee and will facilitate communications among the Supervisory Committee, the Board and the management of the Company. The Supervisory Committee held three meetings in 2005. The convening, proceedings and resolutions of the meetings complied with legal procedures. The Supervisory Committee attended all Board meetings. It exercised to the fullest and widest extent effective supervision on the management behaviour of the Company's directors, management and senior management members as well as on the decision-making process of the Company.

1. The 6th session of the fourth Supervisory Committee meeting was held on 18th March 2005.

   The meeting considered and approved the annual report and the Supervisory Committee Work Report of 2004.

2. The 7th session of the fourth Supervisory Committee meeting was held on 22nd April 2005. The meeting:

   — considered the first quarterly report of 2005;

   — approved the amendments to the relevant articles of the Articles of Association of the Company to be proposed to the 2004 annual general meeting as special resolutions for consideration; and

   — considered the model code for securities transactions by directors, supervisors, senior management members and the relevant employees of the Company.

3. The 8th meeting of the fourth Supervisory Committee meeting was held on 19th August 2005

   The meeting considered the 2005 interim report.



(II) Independent Opinions of the Supervisory Committee

1. Company's Operations in Compliance with the Laws

During the reporting period, the Supervisory Committee has monitored the procedures of convening and the resolutions passed at the shareholders' general meetings and the Board meetings. It has also supervised the implementation of the resolutions passed at the shareholders' general meetings by the Board and the implementation of the resolutions passed at the Board meetings by the management. It considered that the adoption and implementation of each system and the daily operation and management of the Company complied with the laws and norms. The Company made timely amendments to the relevant articles of the Articles of Association in compliance with the relevant requirements to further rationalize and perfect its content. In addition, it has formulated the "Model Code for Securities Transactions by Directors, Supervisors, Senior Management Members and Relevant Employees" to regulate the relevant persons with interests in conducting securities transactions.

In compliance with the requirements as stipulated under relevant laws and regulations, the Company's directors and senior management have conscientiously discharged their duties and have, bearing in mind the best interests of the Company, acted in a good team spirit and in a positive, cautious and diligent manner. They have carried out their decision-making process in a lawful and valid manner, without acting against relevant laws and regulations. They have not abused their authorities nor jeopardized the interests of the Company or the rights and interests of the shareholders and employees.

2. Financial Conditions of the Company

The Supervisory Committee has duly reviewed the financial statements, the dividend distribution scheme and other accounting data of the Company for the year 2005. The Supervisory Committee is of the view that the financial income and expenditure accounts are clear; and that the accounting, auditing and financial management complied with the relevant requirements without any problems found. The domestic and foreign auditors of the Company have audited the 2005 financial statements of the Company in accordance with the HKGAAP and the PRC Accounting Standards respectively, and have issued audit reports with the standard unqualified opinions accordingly. The Supervisory Committee is of the view that the financial income and expenditure and the operating results of the Company are fairly and correctly reflected by the audit reports. The operating results achieved are true. Dividend payment of the Company further increased for year 2005 when compared to the previous year, demonstrating the willingness of the Company to provide satisfactory returns to the shareholders as much as possible.

3. The Company's Acquisition and Sale of Assets

During the reporting period, the Supervisory Committee supervised effectively the fund raising, application of funds and construction progress in respect of the expansion project of Shanghai-Nanjing Expressway and the acquisition of the operating right of the Shanghai-Nanjing Section of G312. The Supervisory Committee considered that the application of funds was regulated and the control over costs was stringent. Meanwhile, the Company has actively captured market opportunities by issuing short-term commercial papers of RMB4 billion which was able to lower the financing costs effectively. The decision made by the Board to transfer the Company's equity interests in China Transportation HEAD New Technology (Shanghai) Co., Ltd. ("China HEAD") was based on the consideration that its core business should be focused on and diversifications should be minimized in line with its development strategy. The Supervisory Committee is of the view that all of the Company's investments, acquisitions and disposal of assets cater for the Company's future sustainable development and are in the long-term interests of the Company and shareholders as a whole. Meanwhile, transaction prices were determined on the basis of a full assessment. All transactions were fair and prices were reasonable. Neither any insider dealing nor any act which might jeopardize interests of certain shareholders or might cause losses of the Company's assets has been discovered.

4. Connected Transactions of the Company

The Supervisory Committee is of the view that all contracts, agreements and other documents relating to connected transactions during the year are fair or reasonable, as well as in compliance with the requirements of laws without prejudicing the interests of the Company or its shareholders. Connected transactions have been dealt with in strict compliance with the principles of "fairness, justice and openness". The interests of the Company and its shareholders have been fully safeguarded, so much so that none of the interests of the Company nor its shareholders are prejudiced.

The Supervisory Committee shall uphold the conscientious and diligent working tradition and shall faithfully perform the duties of the Supervisory Committee so as to safeguard the lawful interests of the shareholders.

By Order of the Supervisory Committee

Zhou Jian Qiang
Chairman of the Supervisory Committee

Nanjing, the PRC
7th April 2006



(I) Material Litigation or Arbitration

During the year, the Company was not involved in any material litigation or arbitration.

(II) Acquisition and Sale of Assets, Consolidation and Merger Activities

On 19th August 2005, the thirteenth meeting of the fourth session of the Board approved the transfer of the Company's 35.71% equity interest in China HEAD.

In June 2002, the Company invested RMB7.50 million in China HEAD and held 35.71% of its equity interest. During the initial set-up stage, the company underwent business transformation and market development, and so a considerable amount of resources had been ploughed in but the return was minimal. As a result, the operating results recorded losses for three consecutive years. In view of the severe market competition and considerable future uncertainties in the IT industry as well as in consideration of the Company's development strategy to focus on its core business and to minimize diversified operations, the Board has decided to transfer all of its equity interest in China HEAD.

In accordance with the valuation result issued by Jiangsu Zhongtian Assets Appraisal Office Co., Ltd., the market value of China HEAD amounted to approximately RMB14.030 million as at the base date. The Company's equity interest in China HEAD amounted to approximately RMB5.0104 million. On 17th November 2005, the Company posted the transfer on Jiangsu Asset Trading Centre on the basis of such valuation amount. While no transferee accepted the offer since then, the Company adjusted the posted price on 16th January 2006 and 25th March 2006 respectively. At present, the transfer price has been set at approximately RMB4.0584 million.

(III) Material Connected Transactions

Road Maintenance Service Contracts with Jiangsu Sundian

On 22nd April 2005, the Company and Guangjing Xicheng entered into maintenance service contracts with Jiangsu Sundian in respect of the repair and maintenance services of the Jiangsu Section of Shanghai-Nanjing Expressway, Guangjing Expressway and Xicheng Expressway, for a term commencing on 1st May 2005 and terminating on 31st December 2005. The maximum contractual maintenance service fees were estimated at no more than the maximum contract sums of RMB25 million and RMB25 million respectively.

The maintenance service fees are determined as follows: tender prices accepted will be the fee basis for projects to be awarded through public tenders whereas the fee basis for other projects will be determined after arm's length negotiations and with reference to the prevailing market prices reviewed by an independent and qualified cost consultation institute. The maintenance service fees are limited to the estimated works in 2005. The Company will supervise the situation to ensure that the total amount of works contracted will not exceed the relevant limits. The maintenance service fees are to be paid from the funds owned by the Company or Guangjing Xicheng respectively.

As the maximum estimated maintenance fees of these two maintenance service contracts aggregated RMB50 million, being less than 2.5% of the audited consolidated gross assets value, income and market capitalisation of the Company as at 31st December 2004, and thus such maintenance service arrangements constituted ongoing connected transactions under Rule 14A.34 of the Hong Kong Listing Rules, which required compliance with the reporting and announcement requirements but did not require any independent shareholders' approval. The relevant announcement was published in the newspapers in both Hong Kong and the PRC on 25th April 2005.

During the reporting period, the actual fees incurred under the two maintenance service contracts entered into between the Company and Guangjing Xicheng and Jiangsu Sundian amounted to RMB17.329 million and RMB24.981 million respectively.

Opinions of Independent Directors

The 11th session of the Fourth Board meeting of the Company has carried out lawful and valid resolutions on these connected transactions. The independent directors have carried out conscientious reviews of the matters concerned and confirmed that:

Execution of the two maintenance service contracts were in the interests of the Company's shareholders as a whole. The two maintenance service contracts have been entered into by the relevant companies in the ordinary and usual course of their businesses and the terms contained therein were normal commercial terms. The transactions were fair and reasonable so far as the shareholders of the Company are concerned.

(IV) Significant Contracts and Their Implementations

1. Material Trusts, Subcontracting or Leasing

During the reporting period, the Company had no material trusts or leasing arrangement.

The material subcontracting activity of the Company mainly involved the entering into of subcontracting contracts with various subcontractors participating in the expansion project of the Jiangsu Section of Shanghai-Nanjing Expressway. As at 31st December 2005, there were a total of 513 subcontracts which had been entered into for the expansion project, amounting to RMB9.14 billion. The actual amount paid was RMB7.451 billion.

2. Material Guarantees and Pledge of Assets

During the reporting period, the Company did not provide any guarantee to any shareholder or connected party or any other companies, nor was there any pledge of assets subsisting.

3. Entrusted Financial Management

During the reporting period, the Company did not entrust any other person to carry out cash asset management activity.



4. Funds Transfer with Related Parties and External Guarantees

During the reporting period, pursuant to the requirements of the "Notice to Regularize the Funds Transfer Between Listed Companies and Related Parties and Issues on External Guarantees Provided by Listed Companies" (《關於規範上市公司與關聯方資金往來及上市公司對外擔保若干問題的通知》) issued by the CSRC, none of the controlling shareholder or other connected parties have appropriated any of the Company's funds. No guarantee has been provided by the Company to any controlling shareholder or other connected parties. No such events have occurred in respect of any subsidiaries which have been incorporated into the Company's consolidated accounting statements.

The Independent Directors of the Company have provided their independent opinions in respect of the aforementioned matters.

5. Other Material Contracts

During the reporting period, material contracts which were entered into and were being performed included:

(i) A second supplementary contract in respect of the operating right of the extension subsequent to the widening project of Nanjing-Shanghai Class 2 Highway was entered into by the Company with the Highway Bureau of Jiangsu Province on 14th April 2004. The Company was granted a new operating right of the Nanjing-shanghai Class 2 Highway by the Highway Bureau for a consideration of RMB2.7 billion. The term of the new operating right will commence from 27th June 2012 and end on 26th June 2024.

(ii) The Company obtained a loan of RMB200 million from its subsidiary known as Guangjing Xicheng in form of loan on assignment in December 2004. The term of the loan commenced from 27th December 2004 and ended on 26th December 2005. Interest of the loan was charged at a rate of 5.022% per annum.

(iii) On 22nd April 2005, the Company and Guangjing Xicheng entered into maintenance service contracts with Jiangsu Sundian in respect of the repair and maintenance services for the Jiangsu Section of Shanghai-Nanjing Expressway and Guangjing-Xicheng Expressways, for a term commencing on 1st May 2005 and terminating on 31st December 2005. Total contract sum was estimated to be no more than RMB50 million.

(V) Undertakings

1. The Board of the Company has made an undertaking in respect of the profit distribution proposal for 2005 that one cash dividend distribution will be made for the year at a ratio of no less than 50% of the net profit of the year.

   The Board of the Company has faithfully executed such undertaking. For details of execution, please refer to "Profit Distribution Scheme" set out in "Report of the Directors".

2. During the reporting period, there was no disclosure in press or on designated websites regarding any undertakings made by the shareholders holding 5% or more of the share capital of the Company that might have significant impact on the Company's operating results or financial conditions.



(6) Appointment of Auditors

At the 2004 annual general meeting, it was approved that Deloitte Touche Tohmatsu Certified Public Accountants Co., Ltd. and Deloitte Touche Tohmatsu would continue to be appointed as the domestic and international auditors of the Company for 2005. In view of more projects for auditing and increased work load during 2005, the auditing fee for the year has been increased to RMB1.3 million. The Company has not paid any fees other than the above-mentioned or any charges that might have affected the auditors' independence.

The two auditors have been providing auditing service to the Company for three consecutive years since 2003.

(7) Regulatory Sanctions

During the reporting period, there was no punishment, reprimand or public censors imposed against the Company, the Board or any of its directors by any regulatory authorities.

Financial Statements



Deloitte.
德勤

TO THE SHAREHOLDERS OF JIANGSU EXPRESSWAY COMPANY LIMITED
(incorporated in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of Jiangsu Expressway Company Limited (the "Company") and its subsidiaries (the "Group") on pages 92 to 137 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of consolidated financial statements which give a true and fair view. In preparing consolidated financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the consolidated financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the consolidated financial statements, and of whether the accounting policies are appropriate to the circumstances of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the consolidated financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Group as at 31 December 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
7 April 2006

Consolidated Income Statement



For the year ended 31 December 2005

	NOTES	2005	2004
		RMB'000	RMB'000 (Restated)
Revenue	6	2,110,981	2,951,996
Cost of sales and other direct operating costs		(963,086)	(1,144,436)
Gross profit		1,147,895	1,807,560
Other income		31,891	22,328
Administrative expenses	8	(159,371)	(373,359)
Finance costs	9	(168,334)	(132,534)
Share of results of associates		135,995	130,601
Gain on disposal of a subsidiary		—	6,642
Gain on disposal of an associate		2,532	—
Profit before taxation		990,608	1,461,238
Taxation	10	(289,726)	(441,729)
Profit for the year	11	700,882	1,019,509
Attributable to:			
Equity holders of the Company		668,028	979,391
Minority interests		32,854	40,118
		700,882	1,019,509
Dividend	14	730,473	730,473
Earnings per share - Basic	15	RMB0.13	RMB0.19

At 31 December 2005

	NOTES	2005	2004
		RMB'000	RMB'000 (Restated)
Non-current assets			
Property, plant and equipment	16	2,565,049	5,592,714
Toll roads infrastructures	17	19,160,095	8,210,015
Prepaid lease payments	18	1,283,193	1,347,896
Interests in associates	19	1,576,787	1,566,231
Available-for-sale investments	20	3,000	—
Investment securities	21	—	2,000
Prepayment for extension of toll highway operating rights	22	—	1,750,000
Deferred tax assets	23	7,983	82,584
		24,596,107	18,551,440
Current assets			
Inventories	24	9,100	6,409
Prepayments and other receivables	25	54,435	77,695
Prepaid lease payments	18	64,703	64,703
Loan to an associate	19	—	15,000
Bank balances and cash	26	1,074,058	524,774
		1,202,296	688,581
Current liabilities			
Other payables		143,291	116,731
Construction costs payable		2,670,834	339,875
Tax liabilities		26,688	58,158
Dividend payable		24,206	9,709
Long-term borrowings - due within one year	27	6,643	6,813
Short-term borrowings	28	4,362,026	1,950,000
		7,233,688	2,481,286
Net current liabilities		(6,031,392)	(1,792,705)
Total assets less current liabilities		18,564,715	16,758,735

Consolidated Balance Sheet



At 31 December 2005

	NOTES	2005	2004
		RMB'000	RMB'000 (Restated)
Non-current liabilities			
Long-term borrowings - due after one year	27	4,939,990	3,077,864
Net assets		13,624,725	13,680,871
Capital and reserves			
Share capital	29	5,037,748	5,037,748
Reserves		8,170,069	8,229,659
Equity attributable to equity holders of the Company		13,207,817	13,267,407
Minority interests		416,908	413,464
Total equity		13,624,725	13,680,871

The consolidated financial statements on pages 92 to 137 were approved and authorised for issue by the Board of Directors on 7 April 2006 and are signed on its behalf by:

Shen Chang Quan
DIRECTOR

Xie Jia Quan
DIRECTOR

Consoli

For the year ended 31 December 2005

	Attributable to equity holders of the Company							
	Share capital	Share premium	Statutory surplus reserve	Statutory public welfare fund	Retained profits	Total	Minority interests	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
At 1 January 2004 as originally stated	5,037,748	5,730,454	510,920	255,461	1,544,544	13,079,127	400,250	13,479,377
Effects of changes in accounting policies (Note 2)	—	—	—	—	(60,638)	(60,638)	—	(60,638)
At 1 January 2004 as restated	5,037,748	5,730,454	510,920	255,461	1,483,906	13,018,489	400,250	13,418,739
Profit for the year and total income recognised	—	—	—	—	979,391	979,391	40,118	1,019,509
Appropriations	—	—	106,108	53,054	(159,162)	—	—	—
Dividends	—	—	—	—	(730,473)	(730,473)	—	(730,473)
Dividends paid to minority shareholders	—	—	—	—	—	—	(26,904)	(26,904)
At 31 December 2004	5,037,748	5,730,454	617,028	308,515	1,573,662	13,267,407	413,464	13,680,871
Effects of changes in accounting policies (Note 2)	—	—	—	—	2,855	2,855	—	2,855
At 1 January 2005 as restated	5,037,748	5,730,454	617,028	308,515	1,576,517	13,270,262	413,464	13,683,726
Profit for the year and total income recognised	—	—	—	—	668,028	668,028	32,854	700,882
Appropriations	—	—	88,591	44,296	(132,887)	—	—	—
Dividends	—	—	—	—	(730,473)	(730,473)	—	(730,473)
Dividends paid to minority shareholders	—	—	—	—	—	—	(29,410)	(29,410)
At 31 December 2005	5,037,748	5,730,454	705,619	352,811	1,381,185	13,207,817	416,908	13,624,725



Statutory surplus reserve

In accordance with the PRC Company Law and the articles of association, each of the Company and its subsidiaries registered in the PRC are required to appropriate 10% of the annual statutory profit after taxation (after offsetting any prior years' losses) to the statutory surplus reserve. When the balance of such reserve fund reaches 50% of each entity's capital, any further appropriation is optional. The statutory surplus reserve can be utilised to offset prior years' losses or to increase capital. However, such balance of the statutory surplus reserve must be maintained at a minimum of 25% of capital after such usages.

Statutory public welfare fund

In accordance with the PRC Company Law and the articles of association, each of the Company and its subsidiaries registered in the PRC are required to appropriate 5% of the annual statutory profit after taxation (after offsetting any prior years' losses) to statutory public welfare fund, which will be utilised to build or acquire capital items, such as dormitories and other facilities for the Company and its subsidiaries' employees, and cannot be used to pay for staff welfare expenses.

Titles of these reserve items will remain with the respective companies comprising the Group.

The above statutory reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends.



For the year ended 31 December 2005

	NOTE	2005	2004
		RMB'000	RMB'000 (Restated)
Operating activities			
Profit before taxation		990,608	1,461,238
Adjustments for:			
Finance costs		168,334	132,534
Interest income		(5,945)	(12,705)
Dividend from available-for-sale investments/ investment securities		(200)	(200)
Share of results of associates		(135,995)	(130,601)
Gain on disposal of a subsidiary		—	(6,642)
Gain on disposal of an associate		(2,532)	—
Depreciation of property, plant and equipment		138,054	136,490
Depreciation of toll roads infrastructures		277,187	329,793
Operating lease rental in respect of land use rights		64,703	64,703
Impairment loss on other receivables		11,552	11,702
Loss on derecognition of property, plant and equipment and toll roads infrastructures		13,386	234,145
Operating cash flows before movements in working capital		1,519,152	2,220,457
(Increase) decrease in inventories		(2,691)	3,345
(Increase) decrease in prepayments and other receivables		(5,496)	2,585
Increase in other payables		26,560	18,859
Cash generated from operations		1,537,525	2,245,246
Interest paid		(422,293)	(162,726)
PRC income tax paid		(246,595)	(579,604)
Net cash generated from operating activities		868,637	1,502,916



Consolidated Cash Flow Statement

For the year ended 31 December 2005

	NOTE	2005	2004
		RMB'000	RMB'000 (Restated)
Investing activities			
Interest received		5,945	12,705
Dividend received from associates		118,916	60,838
Dividend received from available-for-sale investments/ investment securities		200	200
Disposal of a subsidiary	30	1,000	443
Disposal of an associate		26,910	—
Proceeds on disposals of property, plant and equipment and toll roads infrastructures		2,261	2,605
Loan to an associate		—	(15,000)
Purchase of property, plant and equipment and toll roads infrastructures		(4,003,181)	(3,667,216)
Deposit paid for extension of toll highway operating rights		—	(1,750,000)
Purchase of available-for-sale investments		(1,000)	—
Repayment of loan advanced to an associate		—	19,000
Repayment of receivable from a former joint venture		1,000	3,000
Net cash used in investing activities		(3,847,949)	(5,333,425)
Financing activities			
Dividends paid		(715,976)	(728,029)
Dividends paid to minority shareholders		(29,410)	(26,904)
New long-term borrowings raised		2,070,000	3,030,000
Repayment of long-term borrowings		(208,044)	(6,813)
Issue of short-term bond		3,912,026	—
New short-term borrowings raised		4,380,000	3,550,000
Repayment of short-term borrowings		(5,880,000)	(3,000,000)
Net cash generated from financing activities		3,528,596	2,818,254
Net increase (decrease) in cash and cash equivalents		549,284	(1,012,255)
Cash and cash equivalents at beginning of the year		524,774	1,537,029
Cash and cash equivalents at end of the year, represented by bank balances and cash		1,074,058	524,774

1. GENERAL

The Company was incorporated in the People's Republic of China (the "PRC") on 1 August 1992 as a joint stock limited company and its H shares and A shares are listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, respectively. Its ultimate holding company is Jiangsu Communications Holding Company Limited 江蘇交通控股有限公司 ("Jiangsu Communications"), a state-owned enterprise incorporated in the PRC. The addresses of the registered office and principal place of business of the Company are disclosed in the annual report.

The financial statements are presented in Renminbi, which is the same as the functional currency of the Company.

The principal activities of the Group are the investment, construction, operation and management of the Jiangsu section of Shanghai-Nanjing Expressway ("Shanghai-Nanjing Expressway"), the Jiangsu section of the 312 National Highway (the "Nanjing-Shanghai Class 2 Highway"), Nanjing-Lianyungang Class 1 Highway-Nanjing Section ("Nanjing-Lianyungang Class 1 Highway") and other toll roads in Jiangsu Province, and the provision of passenger transport services and other supporting services along the toll roads.

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants that are effective for accounting periods beginning on or after 1 January 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and consolidated statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates have been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has also resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current and/or prior accounting years are prepared and presented:

Business Combinations

In the current year, the Group has applied HKFRS 3 "Business Combinations" which is effective for business combinations for which the agreement date is on or after 1 January 2005. The principal effects of the application of HKFRS 3 to the Group are summarised below:



2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS (Cont'd)

Business Combinations (Cont'd)

(a) *Goodwill*

In previous periods, goodwill arising on acquisitions of associates was capitalised and amortised over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3 and eliminated the carrying amount of the related accumulated amortisation of RMB43,656,000 on 1 January 2005 with a corresponding decrease in the cost of goodwill (see Note 19). The Group has discontinued amortising such goodwill from 1 January 2005 onwards and goodwill will be tested for impairment at least annually. Goodwill arising on acquisitions of associates after 1 January 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current year. Comparative figures for 2004 have not been restated.

(b) *Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")*

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in profit or loss in the period in which the acquisition takes place. In previous years, negative goodwill arising on acquisitions was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the relevant transitional provisions in HKFRS 3, the Group has derecognised all negative goodwill at 1 January 2005, with a corresponding increase to retained profits.

Leasehold land

In previous years, land use right was included in property, plant and equipment and amortised to write off the cost, commencing from the date of commencement of commercial operation of the related toll roads, based on the ratio of actual traffic volume compared to the total expected traffic volume of the toll roads as estimated by management or by reference to traffic projection reports prepared by independent traffic consultants. In the current year, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the land use rights in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively. The financial impact is set out below.

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS (Cont'd)

Classification and measurement of financial assets and financial liabilities

In the current year, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. HKAS 39, which is effective for annual periods beginning on or after 1 January 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The application of HKAS 32 has had no material impact on how financial instruments are presented for current and prior accounting periods. The Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

By 31 December 2004, the Group classified and measured its equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice 24 ("SSAP 24"). Under SSAP 24, the Group's investments in equity securities are classified as "investment securities" and are carried at cost less impairment losses (if any). From 1 January 2005 onwards, the Group classifies its equity securities as "available-for-sale financial assets" in accordance with HKAS 39. Under HKAS 39, "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in equity except for those investments in equity securities that do not have a quoted market price in an active market which are carried at cost less impairment as their fair value cannot be reliably measured. As a result of this change in accounting policy, the equity securities amounted to RMB2,000,000 have been reclassified to available-for-sale financial assets at 1 January 2005.

The effects of the changes in the accounting policies described above on the results for the current and prior year are as follows:

	2005	2004
	RMB'000	RMB'000
Non-amortisation of goodwill of associates	12,516	—
Decrease in release of negative goodwill of associates	(519)	—
Additional amortisation of land use right (included in cost of sales and other operating costs)	(35,548)	(26,490)
Increase in deferred tax assets as a result of increase in amortisation of land use right	11,731	8,742
Decrease in profit for the year	(11,820)	(17,748)



2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS (Cont'd)

Classification and measurement of financial assets and financial liabilities (Cont'd)

The cumulative effects of the application of the new HKFRSs at 31 December 2004 and 1 January 2005 are summarised below:

	At 31 December 2004 (originally stated) RMB'000	Adjustments RMB'000	At 31 December 2004 (restated) RMB'000	Adjustments RMB'000	At 1 January 2005 (restated) RMB'000
Balance sheet items					
<u>Impact of HKAS 17</u>					
Property, plant and equipment	15,332,322	(9,739,608)	5,592,714	—	5,592,714
Toll roads infrastructures	—	8,210,015	8,210,015	—	8,210,015
Prepaid lease payments	—	1,412,599	1,412,599	—	1,412,599
Deferred tax assets	43,976	38,608	82,584	—	82,584
<u>Impact of HKFRS 3</u>					
Derecognition of negative goodwill included in interest in associates	1,566,231	—	1,566,231	2,855	1,569,086
<u>Impact of HKAS 39</u>					
Available-for-sale investments	—	—	—	2,000	2,000
Investment securities	2,000	—	2,000	(2,000)	—
Total effects on assets	16,944,529	(78,386)	16,866,143	2,855	16,868,998
Total effect on equity					
Retained profits	1,652,048	(78,386)	1,573,662	2,855	1,576,517

The financial effects of the application of the new HKFRSs to the Group's equity at 1 January 2004 are summarised below:

	As originally stated RMB'000	Adjustments RMB'000	As restated RMB'000
Retained profits	1,544,544	(60,638)	1,483,906

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS (Cont'd)

Classification and measurement of financial assets and financial liabilities (Cont'd)

The Group has not early applied the following new standards, amendments and interpretations that have been issued but are not yet effective.

HKAS 1 (Amendment)	Capital disclosures[1]
HKAS 19 (Amendment)	Actuarial gains and losses, group plans and disclosures[2]
HKAS 21 (Amendment)	Net investment in a foreign operation[2]
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions[2]
HKAS 39 (Amendment)	The fair value option[2]
HKAS 39 & HKFRS 4 (Amendments)	Financial guarantee contracts[2]
HKFRS 6	Exploration for and evaluation of mineral resources[2]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC) - INT 4	Determining whether an arrangement contains a lease[2]
HK(IFRIC) - INT 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds[2]
HK(IFRIC) - INT 6	Liabilities arising from participating in a specific market - waste electrical and electronic equipment[3]
HK(IFRIC) - INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[4]

1 *Effective for annual periods beginning on or after 1 January 2007*
2 *Effective for annual periods beginning on or after 1 January 2006*
3 *Effective for annual periods beginning on or after 1 December 2005*
4 *Effective for annual periods beginning on or after 1 March 2006*

The directors are considering the impact of HKAS 39 and IFRS 4 (Amendments) and HK(IFRIC) - INT 4, effective for accounting period commencing 1 January 2006, but is not able to estimate reasonably the impact on the Company's financial statements. Except for this, the directors of the Company anticipate that the application of these standards, amendments or interpretations will have no material impact on the financial statements of the Group.



3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared under the historical cost basis.

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and by the Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Goodwill

(a) Goodwill arising on acquisitions prior to 1 January 2005

Goodwill arising on an acquisition of an associate for which the agreement date is before 1 January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant associate at the date of acquisition. The Group has discontinued amortisation from 1 January 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired (see the accounting policy below).

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Goodwill (Cont'd)

(b) *Goodwill arising on acquisitions on or after 1 January 2005*

Goodwill arising on an acquisition of an associate for which the agreement date is on or after 1 January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses. Capitalised goodwill arising on an acquisition of an associate is included in the cost of the investment of the relevant associate.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of an associate, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.



3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Excess of an acquirer's interest in the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over cost ("discount on acquisitions")

A discount on acquisition arising on an acquisition of an associate for which an agreement date is on or after 1 January 2005 represents the excess of the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination. Discount on acquisition is recognised immediately in profit or loss. A discount on acquisition arising on an acquisition of an associate is included as income in the determination of the investor's share of results of the associate in the period in which the investment is acquired.

As explained in Note 2 above, all negative goodwill as at 1 January 2005 has been derecognised with a corresponding credit to the Group's retained profits.

Interests in associates

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Revenue recognition

Toll revenue, net of business tax, is recognised on a receipt basis.

Sale of petrol are recognised when delivery has taken place.

Sale of food and beverages are recognised when goods and services are provided.

Emergency assistance income and advertising income are recognised when services are rendered.

Interest income from bank deposits is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the bank deposits to their net carrying amount.

Dividend income from investments is recognised when the Group's right to receive payment has been established.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Property, plant and equipment

Construction in progress is stated at cost which includes development expenditure and other direct costs, including interest cost on the related borrowed funds during the construction period attributable to the development of toll roads, buildings and structures for the Group's own use. Depreciation of these assets, on the same basis as other property, plant and equipment, commences when the assets are ready for their intended use.

Property, plant and equipment other than construction in progress are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation of property, plant and equipment is calculated using the straight-line method to write off the cost, after taking into account the estimated residual value of each asset over its expected useful life. The expected useful lives of assets are the shorter of the expected useful lives of the assets or the remaining concession period. The expected useful lives of the assets are as follows:

Buildings	30 years
Safety equipment	10 years
Communication and signalling equipment	10 years
Toll stations and ancillary equipment	8 years
Motor vehicles	8 years
Other machinery and equipment	5 - 8 years

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year in which the item is dereognised.

Toll roads infrastructures

Toll roads infrastructures, which include toll roads infrastructures work and operating rights are stated at cost less accumulated depreciation and amortisation and accumulated impairment losses.

Depreciation and amortisation of the toll roads infrastructures are calculated to write off their cost, commencing from the date of commencement of commercial operation of the toll roads, based on the ratio of actual traffic volume compared to the total expected traffic volume of the toll roads as estimated by the management or by reference to traffic projection reports prepared by independent traffic consultants.



3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Land use right

Land use rights are accounted for as prepaid lease payments and are stated at cost and are amortised over the period of the lease on a straight-line basis to the income statement.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Government subsidies

Government grants are recognised in the income statement when they become receivable and reported separately as 'other operating income'.

Retirement benefit costs

The employees of the Company and its subsidiaries are members of state-managed retirement pension schemes, under which the Group's obligations are equivalent to those arising in a defined contribution retirement pension plan. Payments made to the state-managed retirement pension schemes are charged as expenses as they fall due.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates except where the Group as the parent is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.



3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Impairment (other than goodwill)

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified into either loans and receivables or available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Financial instruments (Cont'd)

Financial assets (Cont'd)

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as any other categories. At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale financial assets are recognised in profit or loss. Impairment losses on available-for-sale equity investments will not reverse through profit or loss in subsequent periods.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.



3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Financial instruments (Cont'd)

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

Financial liabilities

Financial liabilities including bank and other borrowings, construction costs payable and other payables are subsequently measured at amortised cost, using the effective interest method. The carrying amounts of these financial liabilities approximate to their fair value.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

4. KEY SOURCES OF ESTIMATION UNCERTAINTY

In the process of applying the Group's accounting policies, which are described in note 3, management had made the following estimation that have the most significant effect on the amounts recognised in the financial statements.

Loans and receivables

Loans and receivables are carried at amortised cost using the effective interest method, less any impairment losses. Appropriate allowances for estimated irrecoverable amounts are recognised in profit and loss when there is objective evidence that the asset is impaired.

In making the judgement, management considered detailed procedures have been in place to monitor this risk as a significant proportion of the Group's working capital is devoted to prepayments and other receivables. In determining whether allowance for bad and doubtful debts is required, the Company takes into consideration the aging status and the likelihood of collection. Specific allowance is only made for other receivables that are unlikely to be collected. In this regard, the directors of the Company and its subsidiaries are satisfied that this risk is minimal and adequate allowance for doubtful debts has been made in the financial statements in light of the historical records of the Group.

4. KEY SOURCES OF ESTIMATION UNCERTAINTY (Cont'd)

Depreciation of toll roads and structures

Depreciation of the toll roads and structure are calculated to write off their cost, commencing from the date of commencement of commercial operation of the toll roads, based on the ratio of actual traffic volume compared to the total expected traffic volume of the toll roads as estimated by the management or by reference to traffic projection reports prepared by independent traffic consultants. Depreciation of other items of property, plant and equipment is calculated using the straight-line method to write off the cost, after taking into account the estimated residual value of 3%, of each asset over its expected useful life.

The management exercises their judgement in estimating the ratio of actual traffic volume compared to the total expected traffic volume of the toll roads and the useful lives of the other items of the depreciable assets.

Income taxes

As at 31 December 2005, a deferred tax asset of RMB7,983,000 (2004: RMB82,584,000) in relation to impairment losses on other receivables has been recognised in the Group's balance sheet as the Group expects that there are sufficient future taxable profits to utilise the deferred tax asset. The realisability of the deferred tax asset mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognised in the income statement for the period in which such a reversal takes place.

5. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's major financial instruments include equity investments, borrowings, other receivables, other payables and bank balances. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Market risk

(a) Fair value interest rate risk

Interest bearing financial assets are mainly bank balances which are all short-term in nature and is therefore not exposed to fair value interest rate risk. The Group's fair value interest rate risk relates primarily to fixed-rate bank and other borrowings (see Notes 27 and 28 for details of these borrowings). The Group currently does not have an interest rate hedging policy.



5. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Cont'd)

Market risk (Cont'd)

(b) Foreign currency risk

Foreign currency risk refers to the risk that movement in foreign currency exchange rate which will affect the Group's financial results and its cash flows. Although the Group has certain long-term borrowings denominated in USD, the proportion to the Group's total assets is insignificant. Further the Group carries out majority of its transactions in RMB and accordingly, the Group is not exposed to any significant foreign currency risk.

Credit risk

The Group's credit risk primarily relates to the Group's bank balances and cash and other receivables. The maximum exposure to credit risk in the event that the counterparties fail to perform their obligations as at end of the financial year in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet. In order to minimise the risk, the management of the Group closely monitors overdue debts. The recoverable amount of each individual debt is reviewed at each balance sheet date and adequate allowance for doubtful debts have been made for irrecoverable amounts. In this regard, the directors of the Group consider that credit risk associated with the Group's other receivables is significantly reduced.

The credit risk on bank balances is minimal because the counterparties are banks with high credit-ratings.

The Group's concentration of credit risk by geographical locations is mainly in the PRC.

Liquidity risk

The Group closely monitors its cash position from its operation and the directors consider that the Group has sufficient liquid assets generated from its operations and sufficient available undrawn long-term and short-term borrowing facilities to enable the Group to meet in full its financial obligations as they fall due for the foreseeable future. Accordingly, although the Group had net current liabilities at the balance sheet date, the Group has well managed the liquidity risk.

6. REVENUE

	2005	2004
	RMB'000	RMB'000
Turnover comprises:		
Toll revenue	1,965,415	2,710,001
Sale of petrol	180,838	244,228
Sale of food and beverages	40,819	90,825
Advertising income	9,381	9,244
Emergency assistance income and others	4,919	50,541
	2,201,372	3,104,839
Less: Business tax and other related taxes	(90,391)	(152,843)
	2,110,981	2,951,996

7. SEGMENT INFORMATION

All the Group's operations are located and carried out in the PRC, and the principal activities of the Group is the operation and management of toll roads. Accordingly, no segment information by business and geographical segment is presented.



8. ADMINISTRATIVE EXPENSES

During the year ended 31 December 2004, in view of the widening project of Shanghai-Nanjing Expressway, the Group had demolished certain structures, buildings, safety equipment, communication and signaling equipment, and toll stations and ancillary equipment. Accordingly, certain property, plant and equipment was derecognised and resulted in a loss of RMB225,971,000 during the year and, together with other loss on derecognition of property, plant and equipment of RMB 8,174,000 and was included in administrative expenses.

9. FINANCE COSTS

	2005	2004
	RMB'000	RMB'000
Interest on bank and other borrowings wholly repayable:		
Within five years	279,918	142,212
Over five years	142,375	20,514
Total borrowing costs	422,293	162,726
Less: Amount capitalised	(253,959)	(30,192)
	168,334	132,534

Borrowing costs capitalised during the year arose on the general borrowing pool and are calculated by applying a capitalisation rate of 5.74% (2004: 4.96%) to expenditure on qualifying assets.

10. TAXATION

	2005	2004
	RMB'000	RMB'000 (Restated)
The charge comprises:		
PRC income tax	215,125	523,954
Deferred tax charge (credit) (note 23)	74,601	(82,225)
Taxation attributable to the Company and its subsidiaries	289,726	441,729

The Company and its subsidiaries are subject to PRC income tax rate of 33% (2004: 33%) pursuant to the relevant PRC income tax laws.

No provision for Hong Kong Profits Tax has been made as the income neither arises, nor is derived from, Hong Kong.

The tax charge for the year can be reconciled to the profit before taxation per income statement as follows:

	2005		2004	
	RMB'000	%	RMB'000 (Restated)	%
Profit before taxation	990,608		1,461,238	
Tax at the domestic tax rate of 33% (2004: 33%)	326,900	33.0	482,209	33.0
Tax effect of expenses not deductible for tax purpose	7,704	0.7	6,650	0.5
Tax effect of share of results of associates	(44,878)	(4.5)	(47,130)	(3.2)
Tax charge and effective tax rate for the year	289,726	29.2	441,729	30.3



11. PROFIT FOR THE YEAR

	2005	2004
	RMB'000	RMB'000 (Restated)
Profit for the year has been arrived at after charging:		
Staff costs including directors' emoluments	136,099	132,785
Retirement benefits scheme contributions	27,456	24,890
Total staff costs	163,555	157,675
Auditors' remuneration	1,300	1,180
Impairment loss on other receivables	11,552	11,702
Depreciation of property, plant and equipment and toll roads and structures	415,241	466,283
Loss on derecognition of property, plant and equipment and toll roads and structures	13,386	234,145
Operating lease rental in respect of land use rights (included in cost of sales and other direct operating costs)	64,703	64,703
Cost of inventories recognised as an expense	246,984	302,405
Amortisation of goodwill of associates (included in share of results of associates)	—	12,735
Share of tax of associates (included in share of results of associates)	61,478	57,516
and after crediting:		
Dividend income from unlisted investments	200	200
Interest income from bank deposits	5,945	10,956
Interest income from designated deposits	—	1,749
Government grants received (note)	800	—
Negative goodwill released to income of associates (included in share of results of associates)	—	519

Note:

Government grants of RMB800,000 have been received in the current year as an incentive payment to the Company's subsidiary, Jiangsu Ninghu Investment Development Co., Ltd.. The incentive payment was unconditional and has been included in other income for the year.

12. DIRECTORS' EMOLUMENTS

The emoluments paid or payable to the Company's directors were as follows:

	Shen Changquan	Xie Jiaquan	Zhang Wensheng	Sun Hongning	Chen Xianghui	Fan Yushu	Cui Xiaolong	Fang* Keng	Chang* Yungtsung	Yang* Xiongsheng	Hong* Yinxing	Fan* Conglai	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
2005													
Fees	–	–	–	–	–	–	–	105	105	40	20	20	290
Other emoluments:													
Salaries and other benefits	–	310	–	–	–	–	–	–	–	–	–	–	310
Contributions to retirement benefits/pension schemes	–	26	–	–	–	–	–	–	–	–	–	–	26
Total emoluments	–	336	–	–	–	–	–	105	105	40	20	20	626

	Shen Changquan	Xie Jiaquan	Zhang Wensheng	Sun Hongning	Chen Xianghui	Fan Yushu	Cui Xiaolong	Fang* Keng	Chang* Yungtsung	Yang* Xiongsheng	Hong* Yinxing	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
2004												
Fees	–	–	–	–	–	–	–	106	106	40	40	292
Other emoluments:												
Salaries and other benefits	–	300	–	–	–	–	–	–	–	–	–	300
Contributions to retirement benefits/pension schemes	–	14	–	–	–	–	–	–	–	–	–	14
Total emoluments	–	314	–	–	–	–	–	106	106	40	40	606

* *Independent non-executive directors*

During the year, Mr. Hong Yinxing resigned and Mr. Fan Conglai was appointed as an independent director of the Company.

The emoluments of each of the directors for both years were below HK$1,000,000 (equivalent to RMB1,040,000).



13. EMPLOYEES' EMOLUMENTS

Of the five individuals with the highest emoluments in the Group, one (2004: one) is a director of the Company whose emoluments are included in note 12. The emoluments of the remaining four (2004: four) individuals were as follows:

	2005	2004
	RMB'000	RMB'000
Salaries and other benefits	810	841
Contributions to retirement benefits schemes	105	56
	915	897

Their emoluments were within the following bands:

	2005	2004
	No. of employees	No. of employees
Nil to HK$ 1,000,000 (Nil to RMB1,040,000)	4	4

14. DIVIDEND

	2005	2004
	RMB'000	RMB'000
Ordinary shares:		
Final, proposed – RMB0.145 (2004: 0.145) per share	730,473	730,473

The final dividend of RMB0.145 (2004: RMB0.145) per share has been proposed by the directors and is subject to approval by the shareholders in general meeting.



15. EARNINGS PER SHARE

The calculation of the basic earnings per share is based on the Group's profit for the year attributable to the equity holders of the Company of RMB668,028,000 (2004: RMB979,391,000) and 5,037,747,500 (2004: 5,037,747,500) ordinary shares in issue during the year.

The following table summarises the impact on basic earnings per share as a result of:

	Impact on basic earnings per share	
	2005	**2004**
	RMB	**RMB**
Reported figures before adjustments	0.13	0.20
Adjustments arising from changes in accounting policies (note 2)	—	(0.01)
Restated	0.13	0.19

No diluted earnings per share is presented as the Company has no potential ordinary shares outstanding for the two years ended 31 December 2005.



16. PROPERTY, PLANT AND EQUIPMENT

	Land use rights	Buildings	Safety equipment	Communication and signaling equipment	Toll stations and ancillary equipment	Motor vehicles	Other machinery and equipment	Construction in progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
COST									
At 1 January 2004 as originally stated	1,747,268	490,336	499,921	212,708	244,130	129,621	202,551	922,520	4,449,055
Prior period adjustments (note 2)	(1,747,268)	–	–	–	–	–	–	–	(1,747,268)
At 1 January 2004 as restated	–	490,336	499,921	212,708	244,130	129,621	202,551	922,520	2,701,787
Additions	–	3,215	189	2,796	29,971	13,888	29,873	3,880,100	3,960,032
Transfers	–	31,717	–	–	12,692	5,565	5,627	(55,601)	–
Disposal of a subsidiary	–	–	–	–	–	–	(7,476)	–	(7,476)
Write-off/disposals	–	(44,055)	(164,529)	(83,951)	(64,765)	(7,904)	(23,438)	–	(388,642)
At 31 December 2004	–	481,213	335,581	131,553	222,028	141,170	207,137	4,747,019	6,265,701
Additions	–	84	1,292	223	1,518	16,764	25,033	5,608,389	5,653,303
Transfers	–	392,679	–	121,141	94,226	21,708	77,317	(9,234,338)	(8,527,267)
Disposals	–	(11,476)	–	–	(383)	(6,572)	(16,644)	–	(35,075)
At 31 December 2005	–	862,500	336,873	252,917	317,389	173,070	292,843	1,121,070	3,356,662
DEPRECIATION AND AMORTISATION									
At 1 January 2004 as originally stated	179,462	107,792	316,123	90,649	103,606	49,018	108,123	–	954,773
Prior period adjustments (note 2)	(179,462)	–	–	–	–	–	–	–	(179,462)
At 1 January 2004 as restated	–	107,792	316,123	90,649	103,606	49,018	108,123	–	775,311
Provided for the year	–	16,413	38,764	16,534	27,231	12,782	24,766	–	136,490
Eliminated on disposal of a subsidiary	–	–	–	–	–	–	(1,984)	–	(1,984)
Eliminated on write-off/disposals	–	(8,249)	(119,732)	(49,648)	(38,638)	(5,925)	(14,638)	–	(236,830)
At 31 December 2004	–	115,956	235,155	57,535	92,199	55,875	116,267	–	672,987
Provided for the year	–	20,306	30,242	14,347	26,882	20,208	26,069	–	138,054
Eliminated on disposals	–	(2,197)	–	–	(88)	(5,326)	(11,817)	–	(19,428)
At 31 December 2005	–	134,065	265,397	71,882	118,993	70,757	130,519	–	791,613
NET BOOK VALUES									
At 31 December 2005	–	728,435	71,476	181,035	198,396	102,313	162,324	1,121,070	2,565,049
At 31 December 2004	–	365,257	100,426	74,018	129,829	85,295	90,870	4,747,019	5,592,714

All the Group's buildings are situated in the PRC and held under medium-term land use rights.



17. TOLL ROADS INFRASTRUCTURES

	RMB'000
COST	
At 1 January 2004	9,639,997
Write-off/disposals	(97,917)
At 31 December 2004	9,542,080
Additions	2,700,000
Transfers	8,527,267
At 31 December 2005	20,769,347
DEPRECIATION	
At 1 January 2004	1,015,251
Provided for the year	329,793
Eliminated on write-off/disposals	(12,979)
At 31 December 2004	1,332,065
Provided for the year	277,187
At 31 December 2005	1,609,252
NET BOOK VALUES	
At 31 December 2005	19,160,095
At 31 December 2004	8,210,015



18. PREPAID LEASE PAYMENTS

The Group's prepaid lease payments comprise:

	2005	2004
	RMB'000	RMB'000
Medium-term lease in the PRC	1,347,896	1,412,599
Analysed for reporting purposes as:		
Non-current asset	1,283,193	1,347,896
Current asset	64,703	64,703
	1,347,896	1,412,599

19. INTERESTS IN ASSOCIATES

	2005	2004
	RMB'000	RMB'000
Unlisted investments, at cost	1,397,664	1,404,498
Share of post-acquisition profits, net of dividends received	179,123	161,733
	1,576,787	1,566,231
Loan to an associate:		
- Shanghai Yinjian Real Estate Co., Ltd. (Note 1)	—	15,000
	1,576,787	1,581,231
Analysis for financial reporting purposes:		
Interests in associates included in non-current assets	1,576,787	1,566,231
Loan to an associate included in current assets	—	15,000
	1,576,787	1,581,231

19. INTERESTS IN ASSOCIATES (Cont'd)

At 31 December 2005, the Group had interests in the following associates, all of which are limited liability companies:

Name of entity	Place of registration and operations	Proportion of registered capital held by the Group		Principal activity
		Directly	Indirectly by subsidiaries	
Jiangsu Kuailu Bus Transportation Stock Co., Ltd.	PRC	33.20%	—	Provision of passenger transportation service along the Shanghai-Nanjing Expressway
Jiangsu Yangzte Bridge Co., Ltd.	PRC	26.66%	—	Investment, construction, operation and management of Jiangjin Yangtze River Bridge
Suzhou Sujiahang Expressway Co., Ltd.	PRC	33.33%	—	Investment, construction, operation and management of Sujiahang Expressway
China Transportation HEAD New technology (Shanghai) Co., Ltd.	PRC	35.71%	—	Computer software development
Jiangsu SEU Intelligent System Technology Co., Ltd.	PRC	—	20.69%	Computer software development
Jiangsu Leasing Co., Ltd. (Note 2)	PRC	—	20.00%	Leasing and financing activities

Notes:

(1) *During the year ended 31 December 2004, Shanghai Yinjian Real Estate Co., Ltd. ("Shanghai Yinjian") increased its registered capital from RMB17,200,000 to RMB36,200,000. Of the increase in capital of RMB19,000,000, the Group had contributed RMB15,000,000 which is not in proportion to the Group's original equity interest in Shanghai Yinjian. Accordingly, the Group's interests in Shanghai Yinjian was increased from 28.69% to 53.01%. However, pursuant to an agreement dated 26 May 2004 entered into between Shanghai Yinjian and a subsidiary of the Company, an aggregate amount of RMB16,560,000 would be recovered on or before 30 May 2005. The Group did not have any intention to exercise control over Shanghai Yinjian and its holding of 53.01% equity interests is only temporary. Accordingly, Shanghai Yinjian is not treated as a subsidiary of the Group and its financial statements are not consolidated. The amount of RMB15,000,000 was recorded as loan to an associate at 31 December 2004.*



19. INTERESTS IN ASSOCIATES (Cont'd)

Notes: (Cont'd)

Pursuant to a transfer agreement dated 8 June 2005, the Group transferred all of its equity interest in Shanghai Yinjian at a total consideration of RMB26,910,000 (including the above loan of RMB15,000,000) to an independent third party, 蘇州市興達房地產開發有限公司 Suzhou Real Estate Development Co., Ltd.

(2) 9% is held indirectly through an associate which is not included in the above 20.00%.

Goodwill

Included in the cost of investment in associates is goodwill of RMB81,815,000 (2004: RMB83,697,000) arising on acquisitions of associates in prior years. The movement of goodwill is set out below:

	RMB'000
COST	
At 1 January 2004 and 31 December 2004	127,353
Elimination of accumulated amortisation upon the application of HKFRS 3 (note 2)	(43,656)
Eliminated on disposal of an associate	(1,882)
At 31 December 2005	81,815
AMORTISATION	
At 1 January 2004	30,921
Charge for the year	12,735
At 31 December 2004	43,656
Elimination of accumulated amortisation upon the application of HKFRS 3 (note 2)	(43,656)
At 31 December 2005	—
CARRYING AMOUNT	
At 31 December 2005	81,815
At 31 December 2004	83,697

Until 31 December 2004, goodwill was amortised over its estimated useful life of ten years.

19. INTERESTS IN ASSOCIATES (Cont'd)

Impairment testing on goodwill

The carrying amounts of goodwill at 31 December 2005 are related to the following associates:

	RMB'000
Jiangsu Yangzte Bridge Co., Ltd.	53,207
Suzhou Sujiahang Expressway Co., Ltd.	28,608
	81,815

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

During the year ended 31 December 2005, management of the Group determines that there are no impairments of the investments in these associates.

The recoverable amount of the associates is determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to toll revenue and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the associates. The growth rates are based on industry growth forecasts. Changes in toll revenue and direct costs are based on past practices and expectations of future changes in the market. The rate used to discount the forecast cash flows is 6 per cent.



19. INTERESTS IN ASSOCIATES (Cont'd)

Negative goodwill

Negative goodwill with carrying amount of RMB2,855,000 at 31 December 2004 (1 January 2004: RMB3,374,000) was presented as a deduction from the cost of investments in associates. In prior years, negative goodwill was released to income on a straight-line basis of 10 years, representing the remaining weighted average useful life of the depreciable assets acquired. The amount of negative goodwill released to the income statement for the year ended 31 December 2004 was RMB519,000. All negative goodwill was derecognised on 1 January 2005 upon the application of HKFRS 3.

The summarised financial information in respect of the Group's associates is set out below:

	2005	2004
	RMB'000	RMB'000
Total assets	9,511,806	9,430,986
Total liabilities	(4,243,133)	(4,231,838)
Net assets	5,268,673	5,199,148
Group's share of net assets of associates	1,494,972	1,485,389
Revenue	1,556,001	1,499,649
Profit for the year	490,368	493,943
Group's share of result of associates for the year	135,995	142,817

20. AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments at 31 December 2005 comprise:

	2005	2004
	RMB'000	RMB'000
Unlisted equity securities, at cost (included in non-current assets)	3,000	—

The above unlisted investments represent investments in unlisted equity securities. They are measured at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

21. INVESTMENT SECURITIES

The investment in unlisted equity investments at 31 December 2004 which were stated at cost were reclassified as available-for-sale investments at 1 January 2005.

22. PREPAYMENT FOR EXTENSION OF TOLL HIGHWAY OPERATING RIGHTS

On 14 April 2004, the Company entered into a contract with the Highway Bureau of Jiangsu Province in respect of the extension of the operating rights (and payment of the infrastructural work) of Nanjing-Shanghai Class 2 Highway after widening (the "Operating Rights Extension Contract"). The Company was granted an extended term of operating rights of Nanjing-Shanghai Class 2 Highway from 27 June 2012 to 26 June 2024 for a consideration of RMB2,700,000,000.

At 31 December 2004, the amount represented the balance prepaid for such widening work and extension of the operating rights under the Operating Rights Extension Contract. During the year, the amount was transferred to toll roads infrastructures.

23. DEFERRED TAX ASSETS

The following are the deferred taxation (assets) liabilities recognised and movements thereon during the current and prior year:

	Write-off of property, plant and equipment	Impairment loss on receivables	Accelerated tax depreciation	Total
	RMB'000	RMB'000	RMB'000	RMB'000
At 1 January 2004, as originally stated	—	(359)	29,866	29,507
Effects of changes in accounting policies (note 2)	—	—	(29,866)	(29,866)
At 1 January 2004, as restated	—	(359)	—	(359)
Credit to income for the year, as restated	(78,044)	(4,181)	—	(82,225)
At 31 December 2004, as restated	(78,044)	(4,540)	—	(82,584)
Charge (credit) to income statement	78,044	(3,443)	—	74,601
At 31 December 2005	—	(7,983)	—	(7,983)



24. INVENTORIES

Inventories comprise petrol for sales, materials and spare parts for repairs and maintenance of toll roads and structure. All inventories are stated at cost.

25. PREPAYMENTS AND OTHER RECEIVABLES

	2005	2004
	RMB'000	RMB'000
Receivable from liquidation of a former joint venture	19,812	20,812
Prepayment for equipment	5,513	20,717
Others	53,666	49,170
	78,991	90,699
Less: Accumulated impairment losses	(24,556)	(13,004)
	54,435	77,695

The fair value of the Group's other receivables at 31 December 2005 approximates to their corresponding carrying amount.

26. BANK BALANCES AND CASH

The fair value of the Group's bank balances and cash at 31 December 2005 was approximate to the corresponding carrying amount.

27. LONG-TERM BORROWINGS

	Maturity date		Effective interest rate		Carrying amount	
	2005	2004	2005	2004	2005 RMB'000	2004 RMB'000
Unsecured bank loans	2008-2016	2009-2015	5.68%	5.55%	4,900,000	3,030,000
USD denominated Spain government loans (Note)	2007-2026	2007-2026	1.00%	1.00%	39,990	41,013
USD denominated buyer's credit loans (Note)	2001-2006	2001-2006	6.77%	6.77%	6,643	13,664
					4,946,633	3,084,677

27. LONG-TERM BORROWINGS (Cont'd)

The maturity of the above fixed-rate loans is as follows:

	2005	2004
	RMB'000	RMB'000
Within one year	6,643	6,813
More than one year but not exceeding two years	1,999	206,850
More than two years but not exceeding three years	201,999	2,051
More than three years but not exceeding four years	702,000	2,051
More than four years but not exceeding five years	1,202,000	702,050
More than five years	2,831,992	2,164,862
	4,946,633	3,084,677
Less: Amount due within one year included in current liabilities	(6,643)	(6,813)
Amount due after one year	4,939,990	3,077,864

All the bank loans are at fixed interest rates and expose the Group to fair value interest rate risk. The carrying amount of the above Group's bank loans approximates to their fair value.

The Group's borrowings that are denominated in currencies other the functional currencies of the relevant group entities are US$5,778,000 (2004: US$7,429,000).

At the balance sheet date, the Group has the following undrawn in respect of long-term borrowings facilities:

	2005	2004
	RMB'000	RMB'000
Fixed rate - expiring beyond one year	9,850,000	11,100,000

Note:

These long-term borrowings were guaranteed by the ultimate holding company, Jiangsu Communications, which is controlled by the PRC Government.



27. LONG-TERM BORROWINGS (Cont'd)

Note: (Cont'd)

On 15 September 2004, Jiangsu Communications formally activated the procedure of merger and reorganisation with Jiangsu Communications Assets Group Limited 江蘇交通產業集團有限公司, another major communications investment entity, pursuant to the "Notice regarding the merger and reorganisation of Jiangsu Communications Holding Company Limited and Jiangsu Communications Assets Group Limited" of the People's Government of Jiangsu Province. The name of the combined entity shall remain as "Jiangsu Communications Holding Company Limited" and its business nature shall remain as state-owned, while Jiangsu Communications Assets Group Limited shall be de-registered, and its debts and liabilities, external guarantees and equity interest for its external investments shall all be taken over by Jiangsu Communications after the merger.

There is no change in the holding of interest in the Company by Jiangsu Communications after the merger.

28. SHORT-TERM BORROWINGS

	2005	2004
	RMB'000	RMB'000
Short-term bond	3,912,026	—
Unsecured bank loans	450,000	1,950,000
	4,362,026	1,950,000

During the year, the Company issued short-term bond of RMB4,000,000,000 to selected banking institutions. The net receipt of the short-term bond by the Company amounted to RMB3,886,400,000 after netting off the prepaid interest of RMB113,600,000, which is unsecured, bears the effective interest at 2.92% per annum and of which, RMB2,000,000,000 will due for repayment on 22 September 2006 and the remaining RMB2,000,000,000 will due for repayment on 7 November 2006.

The bank loans are unsecured and repayable within one year and arranged at fixed interest rates and expose the Group to fair value interest rate risk. The fair value of the above Group's bank loans is estimated by discounting their future cash flows at the prevailing market borrowing rates based on the rates quoted by the People's Bank of China at the balance sheet date. The carrying amount of bank loans approximates to their fair value.

At the balance sheet date, the Group has the following undrawn in respect of short-term borrowings facilities:

	2005	2004
	RMB'000	RMB'000
Fixed rate - expiring within one year	1,100,000	—

29. SHARE CAPITAL

	2005 & 2004	
	Number of shares	Share capital RMB'000
Authorised, issued and fully paid:		
State shares	2,781,743,600	2,781,744
State legal person shares	599,471,000	599,471
Legal person shares	284,532,900	284,533
H shares	1,222,000,000	1,222,000
A shares	150,000,000	150,000
Total	5,037,747,500	5,037,748

There was no movement in the Company's authorised and issued share capital during the two years ended 31 December 2005.

State shares, state legal person shares, legal person shares, H shares and A shares have a par value of RMB1 each and rank pari passu in all respects, except that ownership of state shares, state legal person shares and legal person shares are restricted to PRC legal persons, while H shares can only be owned and traded by overseas investors and A shares can only be owned and traded by PRC investors.

30. DISPOSAL OF A SUBSIDIARY

During the year ended 31 December 2004, the Company disposed of its entire 95.05% equity interests in the subsidiary, Nanjing Shuangshilou Hotel Co., Ltd. ("Shuangshilou") to an independent third party at a total consideration of RMB2,000,000.



30. DISPOSAL OF A SUBSIDIARY (Cont'd)

The net liabilities of Shuangshilou at the date of disposal were as follows:

	RMB'000
Property, plant and equipment	5,492
Inventories	121
Prepayments and other receivables	1,283
Bank balances and cash	557
Other payables	(12,095)
	(4,642)
Gain on disposal	6,642
Total consideration	2,000
Satisfied by:	
Cash	1,000
Deferred consideration receivable within one year	1,000
	2,000
Net cash inflow arising on disposal:	
Cash consideration	1,000
Bank balances and cash disposed of	(557)
	443

The subsidiary disposed of during the year ended 31 December 2004 did not have any significant impact on the Group's cash flows or operating results for that year. The deferred consideration of RMB1,000,000 had been received in 2005.

31. CAPITAL COMMITMENTS

	2005	2004
	RMB'000	RMB'000
Commitments for:		
- acquisition of property, plant and equipment in respect of the toll roads expansion project contracted for but not provided in the financial statements	9,416	2,584,217
- payment for the acquisition of extended operating rights of Nanjing-Shanghai Class 2 Highway under the Operating Rights Extension Contract	—	950,000
	9,416	3,534,217

32. OTHER COMMITMENTS

As at 31 December 2005 and 31 December 2004, the Group is committed to pay Ninglian Ningtong Management Office, an independent third party, a service charge at a fixed rate of 17% of the total toll revenue collected on Nanjing-Lianyungang Class 1 Highway per annum for a term of 30 years from 1 January 2000.

33. RETIREMENT BENEFITS SCHEME

The Group participates in the Jiangsu Provincial Retirement Scheme managed by Jiangsu Social Security Bureau (the "Bureau"). Pursuant to the relevant provisions, the Group is required to make a monthly contribution equivalent to 21% (2004: 21%) of the monthly salary in respect of its employees. The Bureau is responsible for pension payments to the retired employees of the Group and the Group has no further obligations.

The total cost charged to income of RMB27,456,000 (2004: RMB24,890,000) represents contributions payable to these schemes by the Group in respect of the current accounting period. All the contributions had been paid over to the scheme as at 31 December 2005.

34. POST BALANCE SHEET EVENT

On 4 January 2006, the Group's subsidiary, Jiangsu Ninghu Investment Development Co., Ltd. entered into an agreement with Suzhou Investment Co., Ltd. ("Suzhou Investment") 蘇州市投資有限公司, pursuant to which the subsidiary advanced RMB40,000,000 to Suzhou Investment for investment in certain precious metals.



35. RELATED PARTY TRANSACTIONS

(a) During the year, the Group has the following significant transactions with the associates:

Name of associate	Nature of transactions	2005	2004
		RMB'000	RMB'000
Jiangsu Kuailu Bus Transportation Stock Co., Ltd.	Road usage fee received	8,400	8,400
Jiangsu Yangzte Bridge Co., Ltd.	Maintenance service income	959	1,716
Jiangsu Yangzte Bridge Co., Ltd.	Toll service expenses	1,034	2,000

(b) At the balance sheet date, the Group have current accounts with the following related companies:

Name of associate	2005	2004
	RMB'000	RMB'000
Amounts due from:		
Suzhou Sujiahang Expressway Co., Ltd.	7,067	2,641
Jiangsu Yangzte Bridge Co., Ltd.	1,494	976
Jiangsu Kuailu Bus Transportation Stock Co., Ltd.	831	3,086
	9,392	6,703
Amounts due to:		
Suzhou Sujiahang Expressway Co., Ltd.	13,154	4,174
Jiangsu Yangzte Bridge Co., Ltd.	1,034	2,000
China Transportation HEAD New Technology (Shanghai) Co., Ltd.	—	129
	14,188	6,303

The balances mainly represent receipts of toll fees collected and expenses paid on behalf of the Group, which are unsecured, interest free and repayable on demand. The above current accounts were included in other receivables and other payables on the balance sheet.



35. RELATED PARTY TRANSACTIONS (Cont'd)

(c) Compensation of key management personnel

The remuneration of directors and other members of key management during the year were as follows:

	2005	2004
	RMB'000	RMB'000
Short-term benefits	2,087	2,192

The remuneration of directors and key executives are determined by reference to the performance of individuals and market trends.

(d) Transactions and balances with other state-controlled entities in the PRC

In view of the Group's toll road business, the directors are of the opinion that it is impracticable to ascertain the identity of counter parties and accordingly whether the transactions are with other stated-controlled entities.

36. PARTICULARS OF SUBSIDIARIES OF THE COMPANY

Details of the Company's subsidiaries, all of which are limited liability companies, as at 31 December 2005 are as follows:

Name	Place of registration and operations	Paid up registered capital	Proportion of registered capital held by the Company		Principal activities
		RMB	Directly	Indirectly	
Jiangsu Guangjing Xicheng Expressway Co., Ltd.	PRC	850,000,000	85.00%	—	Construction, management and operation of expressway
Jiangsu Ninghu Investment Development Co., Ltd.	PRC	100,000,000	95.00%	—	Infrastructure and industrial investments
Jiangsu Sundian Engineering Co., Ltd.	PRC	35,000,000	—	95.50%	Construction and maintenance of expressway

None of the subsidiaries had issued any debt securities at the end of the year.

Company **Information**



Statutory name of the Company in Chinese and English:	江蘇寧滬高速公路股份有限公司 Jiangsu Expressway Company Limited
Abbreviation of Chinese name and English name:	寧滬高速 Jiangsu Expressway
Legal representative of the Company:	Shen Chang Quan
Secretary to the board of directors:	Yao Yong Jia Telephone: 8625-8446 9332
Company secretary in Hong Kong:	Lee Wai Fun, Betty Telephone: 852-2801 8008
Securities officers:	Jiang Tao, Lou Qing Telephone: 8625-8420 0999 (ext. 4706/4716) Fax: 8625-8446 6643 E-mail address: nhgs@jsexpressway.com
Registered office and place of business:	Jiangsu Communications Building 69 Shigu Road, Nanjing Jiangsu, the PRC
Postcode:	210004
Website of the Company:	http://www.jsexpressway.com
E-mail address of the Company:	nhgs@public1.ptt.js.cn
Newspapers designated for regular announcements:	Shanghai Securities News, China Securities Journal South China Morning Post, Hong Kong Economic Times
Website designated for information disclosure:	www.sse.com.cn www.hkex.com.hk
Regular reports available at:	Shanghai Stock Exchange 528 Pudong Road South, Shanghai Hong Kong Registrars Limited 46/F., Hopewell Centre 183 Queen's Road East Hong Kong Jiangsu Expressway Company Limited Jiangsu Communications Building 69 Shigu Road, Nanjing, Jiangsu, the PRC Richards Butler 20th Floor, Alexandra House 16-20 Chater Road, Central, Hong Kong
Stock exchanges where the Company's shares are listed:	A share Shanghai Stock Exchange Stock Name of A shares: 寧滬高速 Stock Code of A shares: 600377 H share The Stock Exchange of Hong Kong Limited Stock Name of H shares: Jiangsu Expressway Stock Code of H shares: 0177 ADR the United States of America Stock Name of ADR: JEXWW Security United Code: 477373104



Registration date of the Company:	1st August 1992
Place of registration:	Nanjing, Jiangsu
Registration number of the business license of enterprise authorized as legal person:	3200001100976
Registration no. of taxation:	320003134762764
Domestic auditors:	Delloitte Touche Tohmatsu Certified Public Accountants Limited Office Address: 30th Floor, Bund Center 222 Yan An Road East Shanghai, the PRC
International auditors:	Deloitte Touche Tohmatsu Office Address: 26th Floor, Wing On Centre 111 Connaught Road Central Hong Kong
Domestic legal advisor:	Jiangsu New Century Tongren Law Office Office Address: 5/F, 26 Beijing West Road Nanjing City, the PRC
Hong Kong legal advisor:	Richards Butler Office Address: 20th Floor, Alexandra House 16-20 Chater Road, Central Hong Kong
Authorised representative under the Hong Kong Companies Ordinance:	Lee Wai Fun, Betty Office Address: 20th Floor, Alexandra House 16-20 Chater Road, Central Hong Kong
Hong Kong investor relations consultant:	Rikes Communications Limited Office Address: Room 1312, Wing On Centre 111 Connaught Road Central Hong Kong Telephone:(852) 2520 2201 Fax:(852) 2520 2241
Domestic share registrar and transfer office:	China Securities Depository & Clearing Corporation Limited, Shanghai Branch China Insurance Building 166 Lujiazui Road East Pudong New District, Shanghai
Overseas share registrar and transfer office:	Hong Kong Registrars Limited 19/F, Hopewell Centre 183 Queen's Road East Hong Kong

Documents Available

for Inspection



(1) Copies of the annual report signed by the Chairman;

(2) Accounting statements signed and sealed by the legal representative, the chief accounting officer and the person-in-charge of an accounting institution;

(3 Original copy of the auditors' report sealed by the CPA firm, and signed and sealed by a certified accountant;

(4) Original copies of all company documents and announcements published in the designated press by the China Securities Regulatory Commission during the reporting period;

(5) Articles of Association of the Company; and

(6) Copies of annual reports released in other stock exchanges.

The above documents are available for inspection at the Secretariat Office of the Board at 27/F Jiangsu Communications Building, 69 Shigu Road, Nanjing, the PRC.

Shen Chang Quan
Chairman of the Board
Jiangsu Expressway Company Limited

Nanjing, the PRC
7th April 2006



1. Description of the Toll Roads and Bridges

Jiangsu Section of Shanghai-Nanjing Expressway

Shanghai-Nanjing Expressway was completed and opened to traffic in September 1996. This two-way 4-lane closed-end expressway starts from Maqun of Nanjing in the west and ends at Anting of Shanghai in the east. Its trunk road is 248.21 km long. There are six service areas and 18 tollgates along the expressway. The total investment in such construction amounted to RMB6,157 million. Shanghai-Nanjing Expressway, as the main trunk road connecting Jiangsu and Shanghai, maintains a faster pace of increase in traffic flow and toll income.

In June 2004, the Company invested approximately RMB10.54 billion in the expansion project of Shanghai-Nanjing Expressway. The expansion project will expand the Jiangsu Section of Shanghai-Nanjing Expressway to a two-way 8-lane road and is expected to be fully completed in 2006. The operating period of the Jiangsu Section of Shanghai-Nanjing Expressway upon completion will extend by five years until 2032.

The Jiangsu Section of Nanjing-Shanghai Class 2 Highway

Nanjing-Shanghai Class 2 Highway starts from Dongyang of Nanjing in the west and ends at Anting of Shanghai in the east, measuring 271.1km long. It was completed and opened to traffic in December 1991. It has 6 tollgates and is an open Class 2 highway. In June 1997, the Company invested RMB1,346 million to acquire its 15-year toll collection operating right.

Currently, the Jiangsu Section of Nanjing-Shanghai Class 2 Highway is undergoing an expansion works to be converted into a two-way 4-lane class 1 highway. It is expected to be completed in 2005. In June 2004, the Company invested RMB2.7 billion to acquire an extended 12-year toll collection operating right upon completion of the expansion and modification works. The toll collection operating period will be extended to 2024.

The Nanjing Section of Nanjing-Lianyungang Highway

The Nanjing Section of Nanjing-Lianyungang Highway is an integral part of the major road connecting the Jiangsu Province from southwestern to the northeastern direction. It starts from Luhe of Nanjing and ends at Tianchang of Anhui Province. It was completed and opened to traffic in September 1996. Being 29.8 km long, it is a two-way 4-lane closed-end expressway with 1 tollgate. The Company invested RMB448 million in December 1999 to acquire its 30-year toll collection operating right. The operating period is up to 2029.

Guangjing Expressway

Guangjing Expressway starts from Guanglin of Taixin in the north and ends at the northern end of Jiangyin Yangtze River Bridge in the south. It was completed and opened to traffic in September 1999. Being a two-way 6-lane closed-end expressway, it has a total length of 17.2 km and one tollgate. Its operating period is up to 2029.



Xicheng Expressway

Xicheng Expressway starts from the southern end of Jiangyin Yantze River Bridge in the north and ends at Qiangxiang of Wuxi in the south. It was completed and opened to traffic in September 1999. Being a two-way 6-lane closed-end expressway, it has a total length of 35km. There are one service area and four tollgates along this expressway. Its operating period is up to 2029.

Jiangyin Yangtze River Bridge

Jiangyin Yangtze River Bridge is a long span steel suspension bridge. It was completed and opened to traffic in September 1999. Having a total length of 3,071m, it is designed as a two-way 6-lane expressway with one tollgate. Its operating period is up to 2029. Jiangyin Yangtze River Bridge, together with Guangjiang Expressway and Xicheng Expressway, serve as the main parts of the national truck linking Tongjiang to Sanya, and Beijing to Shanghai, which prove to be an important link between the southern and nothern parts of Jiangsu.

The Jiangsu Section of the Sujiahang Expressway

The Jiangsu Section of Sujiahang Expressway is a two-way 4-lane closed-end expressway. It has a total length of 100.1km which is divided into the southern section and the northern section. The southern section stretches from Suzhou to Wujiang, measuring 54.4 km long. It was completed and opened to traffic in December 2002. The northern section stretches from Changsu to Suzhou, measuring 45.7km long. It was completed and opened to traffic in November 2003. There are two service areas and ten tollgates along the Jiangsu Section of Sujiahang Expressway. It is a traffic hub between Jiangsu Province and Zhejiang Province. Its operating period is up to 2032.



(2) Vehicle Classification and Toll Rates

Vehicle classification and toll rates for expressways

Class	Vehicle Class and Specifications Passenger vehicle	Truck	Toll Coefficient	Toll Rate (RMB/km)	Minimum Toll (RMB)
1	≤ 7-seater		1	0.45	15
		≤ 2 tons	1.5	0.675	15
2	8 seater - 19 seater		1.5	0.675	15
		2 tons - 5 tons (including 5 tons)	2	0.90	20
3	20 seater - 39 seater		2	0.90	20
		5 tons-10 tons (including 10 tons)	2.5	1.125	20
4	≥ 40 seater		2	0.90	20
		10 tons-15 tons (including 15 tons) 20' CTN	3	1.35	30
5		> 15 tons 40' CTN	3.5	1.575	30

Vehicle classification and toll rates for Jiangyin Yangtze Bridge

Class	Vehicle Class and Specifications Passenger vehicle	Truck	Toll Rate (RMB/vehicle)
1	≤ 7-seater		25
		≤ 2 tons	35
2	8 seater - 19 seater		35
		2 tons - 5 tons (including 5 tons)	60
3	20 seater - 39 seater		60
		5 tons - 10 tons (including 10 tons)	85
4	≥ 40 seater		60
		10 tons-15 tons (including 15 tons) 20' CTN	95
5		> 15 tons 40' CTN	100



Vehicle classification and toll rates for general highways

Class	Vehicle Class and Specifications: Passenger vehicle	Vehicle Class and Specifications: Truck	Toll Rates for Panjia Garden Toll Station (RMB/vehicle)	Toll Rates for Gunan Toll Station (RMB/vehicle)	Toll Rates for the Stations of Shanghai-Nanjing Section of G312 at Wangting, Luoshe, Benniu and Daijiamen (RMB/vehicle)
	Small Tractor, Regular Tricycle		5	20	5
1	≤ 7-seater		10	30	10
		≤ 2 tons	12	30	12
2	8 seater - 19 seater		12	30	12
		2 tons - 5 tons (including 5 tons)	15	40	20
3	20 seater - 39 seater		15	40	20
		5 tons - 10 tons (including 10 tons)	25	80	30
4	≥ 40 seater		15	40	20
		10 tons - 15 tons (including 15 tons) 20' CTN	30	100	40
5		> 15 tons 40' CTN	45	120	60

The toll for a vehicle carrying two 20' Standard CTN is subject to the above toll rate for a vehicle carrying a 40' CTN.

3. Toll Rates by Weight for Goods Vehicles

Toll Rates by Weight for Normal Vehicles (vehicles which are not overloaded)

1. Toll rates by weight for closed-end expressways

The basic toll rate is RMB0.09/ton per km. Subject to the actual total vehicle axle limit, vehicles below 10 tons will be charged at the basic toll rate; those between 10 tons and 40 tons will be charged at a rate which is reduced in a linear manner from RMB0.09/ton per km to RMB0.04/ton per km. Vehicles over 40 tons will be charged at RMB0.04/ton per km. Vehicles having total axle limit below 5 tons will be counted as 5 tons and be charged accordingly; and RMB20 will be charged for any weight toll of less than RMB20.

2. Toll rates by weight for Jiangyin Yangtze Bridge

The basic toll rate is RMB6.00/ton per vehicle. Subject to the actual total vehicle weight, vehicles below 10 tons will be charged at RMB6.00/ton per vehicle; those between 10 tons and 40 tons will be charged at a rate which is reduced in a linear manner from RMB6.00/ton per vehicle to RMB3.00/ton per vehicle. Vehicles over 40 tons will be charged at RMB3.00/ton per vehicle. Vehicles having total weight below 5 tons will be counted as 5 tons and be charged accordingly.

3. Toll rates by weight for general highways

The basic toll rate is RMB1.50/ton per vehicle. Subject to the actual total vehicle axle limit, vehicles below 10 tons will be charged at the basic toll rate; those between 10 tons and 40 tons will be charged at a rate which is reduced in a linear manner from RMB1.50/ton per vehicle to RMB1.10/ton per vehicle. Vehicles over 40 tons will be charged at RMB1.10/ton per vehicle. RMB12 will be charged for any weight toll of less than RMB12.



4. Toll rates charged by certain toll stations are as follows:

Toll Rates I (toll rate by weight)	Goods Vehicles of below tons Goods Vehicle between 10 tons to 40 tons Goods Vehicles over 40 tons	RMB/ton per vehicle	1.5 1.5-1.1 1.1	Panjia Garden Toll Station of Nanjing-Lianyugang Highway
Toll Rate II (toll rate by weight)	Goods Vehicles below 10 tons or less Goods Vehicle between 10 tons to 40 tons Goods Vehicles over 40 tons	RMB/ton per vehicle	2 2-1.47 1.47	Toll Stations of the Shanghai-Nanjing Section of G312 at Suzhou Wangting, Wuxi Luoshe, and Zhangzhou Benniu

Higher Tolls on Overloaded Vehicles

Higher toll rates on overloaded goods vehicles are determined on the basis of the excesses of total weights over aggregate axle limits (or total weight limit), and the specific toll rates are as follows:

1. Tolls will be charged for vehicles of normal weight or overloaded within 30% at the rates by weight for normal vehicles.

2. For vehicles overloaded between 30% and 50% (including 50%), tolls will be charged for the portions which are of normal weight and overloaded within 30% at the rates by weight for normal vehicles whereas tolls for the remaining portion will be charged at the basic rate x 2.

3. For vehicles overloaded between 50% and 100% (including 100%), tolls will be charged for the portions which are of normal weight and overloaded within 30% at the rates by weight for normal vehicles whereas tolls for the remaining portion will be charged at the basic rate x 3.

4. For vehicles overloaded above 100%, tolls will be charged for the portions which are of normal weight and overloaded within 30% at the rates by weight for normal vehicles whereas tolls for the excess portion will be charged at the basic rate x 4.



Confirmation **Opinion**

Confirmation Opinion to 2005 Annual Report by Directors and Senior Management

The Company's directors and senior management, hereby confirm in writing that they have reviewed the annual report for the year and are of the opinion that there are no false representations or misleading statements contained in or material omissions from this report; and :that they shall be severally and jointly accept responsibility for the authenticity, accuracy and completeness of the
content of this report.

Directors

Shen Chang Quan

Xie Jia Quan

Zhang Wen Sheng

Sun Hong Ning

Chen Xiang Hui

Fan Yu Shu

Cui Xiao Long

Chang Yung Tsung

Fang Keng

Yang Xiong Sheng

Fan Chong Lai

Senior Management Members

Wu Zan Ping

Qian Yong Xiang

Liu Wei

Yao Yong Jia

Jiangsu Expressway Company Limited
7th April 2006



Shandong Province
Fenshui-Guanyun Expressway
Lianyungang
連雲港
Xinyi
新沂
Xuzhou
徐州
Lianyungang-Xuzhou Expressway
連徐高速公路
Xuzhou-Suqian Expressway
Suqian
宿遷
Nanjing-Lianyungang Expressway
Jiangsu Province
江蘇省
Yellow Sea
黃海
Nanjing-Xuzhou Expressway
Huaian
淮安
Lianyungang-Nantong Expressway
Xinyi-Jiangdu Expressway
Yancheng
鹽城
Hongzehu Lake
洪澤湖
Anfeng
安豐
Gaoyouhu Lake
高郵湖
Nanjing-Yancheng Expressway
Jiangyan
姜堰
Jiangdu
江都
Luhe
六合
Yangzhou
揚州
Nanjing-Nantong Expressway
寧通高速公路
Guangling
廣陵
Nantong
南通
Dongyangfang
東陽坊
Nanjing-shanghai Class 2 Highway
Zhenjing
鎮江
Nanjing
南京
Jingjiang
靖江
Haimen
海門
Danyang
丹陽
Shanghai-Nanjing Expressway
Jiangyin
江陰
Qidong
啟東
常州
Lishui
溧水
Rivering Expressway
沿江高速公路
Caoqiao
漕橋
Wuxi
無錫
Wuxi-Yixing Expressway
Liyang
溧陽
Yixing
宜興
Taicang
太倉
Suzhou
蘇州
Taihu Lake
太湖
Suzhou-Hangzhou Expressway
蘇州至杭州高速公路
寧通公司資產
the Assets of the Company
已建成的高速公路
Completed Expressway
在建中的高速公路
Expressway Under Construction

集團公路分布圖
The Group's Highway Network



Heilongjiang
黑龍江
Dalian
大連
Yantai
Qingdao
青島
Lianyungang
連雲港
Shanghai 上海
Hangzhou 杭州
Ningbo 寧波
Fuzhou
福州
珠海
Foshan
佛山
湛江
Haikou
海口
Sanya
三亞

Tongjiang to Sanya
同江至三亞

Beijing to Zhuhai
北京至珠海

Lianyungang to Houcheng
連雲港至霍成

Shanghai to Chengdu
上海至成都

Beijing to Shanghai
北京至上海